SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April 2010

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing, China 100033

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):        )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):        )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐                     No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page Number

1.1	Annual report for the year ended December 31, 2009, released on April 8, 2010.	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of China Telecom Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. The forward-looking statements include, without limitation, the continued growth of the telecommunications industry in China; the development of the regulatory environment; and the Company’s ability to successfully execute its business strategies.

Such forward-looking statements reflect the current views of the Company with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory regime and significant policies for the telecommunications industry in China, including changes in the structure or functions of the primary industry regulator, Ministry of Industry and Information Technology, or the MIIT (which has assumed the regulatory functions of the former Ministry of Information Industry), or any changes in the regulatory policies of the MIIT and other relevant government authorities in China; the results of the ongoing restructuring of the telecommunications industry in China; any changes in the effects of competition on the demand and price of the Company’s telecommunications services; any changes in telecommunications and related technology and applications based on such technology; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: April 15, 2010	By:	/S/ WANG XIAOCHU
	Name:	Wang Xiaochu
	Title:	Chairman and CEO

3

Exhibit 1.1

Corporate Culture

Corporate Mission

Let the customers fully enjoy a new information life

Strategic Goal

Be a world-class integrated information service provider

Core Value

Comprehensive innovation, pursuing truth and pragmatism, respecting people and creating value all together

Operation Philosophy

Pursue mutual growth of corporate value and customer value

Service Philosophy

Customer First Service Foremost

Code of Corporate Practice

Keep promise and provide excellent service for customers

Cooperate honestly and seek win-win result in joint innovation

Operate prudently and enhance corporate value continuously

Manage precisely and allocate resources scientifically

Care the staff and tap their potential to the full Reward the society and be a responsible corporate citizen

Corporate Slogan

Connecting the World

Contents

A-4	Corporate Information
A-5	2009 Milestones
A-6	Financial Highlights
A-8	Chairman’s Statement
A-12	Directors, Supervisors and Senior Management
A-21	Business Review
A-29	Management’s Discussion and Analysis of Financial Conditions and Results of Operations
A-37	Report of the Directors
A-51	Report of the Supervisory Committee
A-52	Recognition & Awards
A-54	Corporate Governance Report
A-68	Human Resources Development Report

A-73	Corporate Social Responsibility Report
A-78	Notice of Annual General Meeting
A-81	Report of the Independent International Auditor
A-82	Consolidated Statement of Financial Position
A-84	Statement of Financial Position
A-86	Consolidated Statement of Comprehensive Income
A-87	Consolidated Statement of Changes in Equity
A-88	Consolidated Statement of Cash Flows
A-90	Notes to the Financial Statements
A-147	Financial Summary
A-149	Shareholder Information

Corporate Information

China Telecom Corporation Limited (“China Telecom” or the “Company”, together with its subsidiaries, collectively the “Group”) is a full services integrated information service operator and the world’s largest wireline telecommunications and broadband services provider, providing basic telecommunications services such as wireline telecommunications services and mobile telecommunications services, and value-added telecommunications services such as Internet access services and information services in the PRC. As of the end of 2009, the Company has wireline access lines in service of about 189 million, wireline broadband subscribers of over 53 million and mobile subscribers of about 56 million. The Company’s H shares and American Depositary Shares (“ADSs”) are listed on The Stock Exchange of Hong Kong Limited and the New York Stock Exchange, respectively.

Board of Directors	Audit Committee	Supervisory Committee

Executive Directors

Wang Xiaochu (Chairman)

Shang Bing

Wu Andi

Zhang Jiping

Zhang Chenshuang

Yang Xiaowei

Yang Jie

Sun Kangmin

Non-Executive Director

Li Jinming

Independent Non-Executive Directors

Wu Jichuan

Qin Xiao

Tse Hau Yin, Aloysius

Cha May Lung, Laura

Xu Erming

Company Secretary & Qualified Accountant

Yung Shun Loy, Jacky

Tse Hau Yin, Aloysius (Chairman)

Wu Jichuan

Qin Xiao

Xu Erming

Remuneration Committee

Xu Erming (Chairman)

Wu Jichuan

Qin Xiao

Tse Hau Yin, Aloysius

Nomination Committee

Wu Jichuan (Chairman)

Tse Hau Yin, Aloysius

Cha May Lung, Laura

Xu Erming

Miao Jianhua (Chairman)

Zhu Lihao (Independent Supervisor)

Ma Yuzhu (Employee Representative)

Xu Cailiao

Han Fang

Legal Representative

Wang Xiaochu

International Auditor

KPMG

Legal Advisers

Jingtian & Gongcheng

Freshfields Bruckhaus Deringer

Sullivan & Cromwell LLP

2009 Milestones

January

China Telecom obtained a 3G mobile license

April

Launch of 3G services in 120 cities nationwide

June

Revenue from non-voice services represented more than 50% of total operating revenues reflecting the handsome benefits of our sustained and deepening transformation

July

China Telecom was honoured Number 1 in “Model State-owned Enterprises in China” for the Year 2009 by the State

First mover advantage of 3G scale network in commercial operation with the most comprehensive EVDO coverage in 342 cities and more than 2,000 counties nationwide

December

Mobile subscriber scale doubled year-on-year, reaching 56 million

Financial Highlights

Excluding amortisation of the upfront connection fees

	2007		2008		2009
Operating revenues[1] (RMB millions)	177,510		184,507		208,219
EBITDA[2] (RMB millions)	87,054		85,889	[3]	82,133
EBITDA margin	49.0%		46.6%[3]		39.4%
Net profit[4] (RMB millions)	23,010	[5]	20,066	[3]	13,271
Capital expenditure (RMB millions)	46,334		48,410		38,042
Free cash flow[6] (RMB millions)	34,016		36,768		31,159
Total debt/Equity[7]	47.1%		57.9%		47.8%

Earnings per share (RMB)	0.284	[5]	0.248	[3]	0.164
Dividend per share (HK$)	0.085		0.085		0.085
Net asset value[7] per share (RMB)	2.774		2.632		2.740

Including amortisation of the upfront connection fees

	2007	2008	2009
Operating revenues[1] (RMB millions)	180,804	186,529	209,370
Net profit[4] (RMB millions)	24,195	884	14,422

[1]	According to “IFRIC 13 Customer Loyalty Programmes”, the Group’s operating revenues in prior years were adjusted retrospectively.
[2]	For convenience of the investors’ analysis, EBITDA is calculated before CDMA network capacity lease fee (if applicable).
[3]	Excluding the impact of impairment loss of the PHS assets and natural disasters.
[4]	Net profit represents profit attributable to equity holders of the Company.
[5]	Excluding the effect of the related asset revaluation in 2007.
[6]	Free cash flow is calculated from EBITDA minus CDMA network capacity lease fee, capital expenditure and income tax.
[7]	Equity and net asset value represent equity attributable to equity holders of the Company.
[8]	The above financial data have included Beijing Telecom acquired in 2008.

For further information, please browse our website at www.chinatelecom-h.com

Financial Highlights (continued)

The charts below are based on financial figures excluding amortisation of the upfront connection fees

Chairman’s Statement

2009 was a remarkable year in the history of China Telecom. Following our successful acquisition pursuant to the restructuring and attaining the 3G license, we endeavoured to overcome the challenges brought by the global financial crisis and intensified competition. We continued to promote the “Customer-focused Innovative Informatisation Strategy” by aggressively pursuing opportunities and deepening strategic transformation. We leveraged our integrated resources advantages, proactively innovated our development model and persisted in adopting the differentiated development strategy to achieve a good start of full services operation. This has established a solid foundation for the healthy sustainable growth and value enhancement of the Company.

Operating Results

In 2009, the Company progressed its development steadily as planned. The operating revenues were RMB209,370 million. Excluding the amortisation of the upfront connection fees, the operating revenues were RMB208,219 million, an increase of 12.9% from last year. The total mobile revenue amounted to RMB35,620 million and gained momentum quarter over quarter. Wireline broadband access services as well as wireline value- added and integrated information services experienced strong growth and their revenues were RMB47,061 million and RMB27,983 million respectively, representing an increase of 17.1% and 9.3%, respectively from last year. The overall business structure of the Company was optimised. Non-voice services, which satisfied the social informatisation needs, also recorded strong growth. Revenue from non-voice services accounted for 52.7% of the operating revenues excluding the amortisation of the upfront connection fees, constituting a new milestone of our strategic transformation. EBITDA1 , 2 was RMB82,133 million and the EBITDA margin was 39.4%. The profit attributable to equity holders of the Company was RMB13,271 million, a decrease of 33.9%3 from last year. Basic earnings per share was RMB0.16. Capital expenditure was RMB38,042 million, a decrease of 21.4% from last year. Free

[1]	For convenience of investors’ analysis, EBITDA is calculated before CDMA network capacity lease fee.
[2]	Including the amortisation of the upfront connection fees, EBITDA was RMB83,284 million, profit attributable to equity holders of the Company was RMB14,422 million, and basic earnings per share was RMB0.18.
[3]	The comparative figure of profit attributable to equity holders of the Company of the year 2008 was RMB20,066 million, which excluded the upfront connection fees and the impact of one-off items including Personal Handyphone System (PHS) assets impairment loss and natural disasters.

2009 was the first year of our full services operation, which was also the year of our “re-invigoration”: rapid mobile business expansion with fast improved integrated operation capability. We successfully launched a number of innovative convergence products and services, leveraging our rich resources and talents on wireline, mobile and Internet services. We delighted our customers with differentiated experience, which is crucial to our robust development as well as value enhancement to the industry while we persist in avoiding any price war. Seeing the innovative passion and unwavering dedication of our people, I feel so proud and firmly believe that our success is just right ahead of us.

cash flow4 was RMB31,159 million. We believe that the increasing investments in promoting robust scale development of full services operation has achieved remarkable results. As we further progress our full services operation, the Company would turn around its profit trajectory and our corporate value creation capability will be enhanced as well.

Taking into consideration of the return to shareholders, the Company’s cash flow and its capital requirements for future development, the Board of Directors has decided to recommend at the forthcoming Annual General Meeting that a dividend being an equivalent of HK$0.085 per share for the financial year 2009, which is the same as 2008.

Business operation

Adhering to integrated operation to achieve a good start of full services operation

We always insist on the integrated operation in the era of informatisation and it is the key component for us to obtain the differentiated operation advantages. In 2009, we adhered to the integrated packaging development of wireline, mobile and Internet services. Taking full advantage of our existing customer resources, network resources and sales capabilities, we proactively expanded our mobile customer base. Our mobile subscribers increased by 28.18 million to 56.09 million in the year, of which integrated service penetration rate reached 50%. Total mobile revenue drove 16.0% increase in the operating revenues. We further enhanced the full integration of our voice services with broadband, value-added and integrated information application services to satisfy the diverse demand of our customers and increase their stickiness. It effectively drove our customers and revenue growth. Through differentiated operation, we effectively avoided single product price competition and protected the overall industry value. We achieved a good start of full services operation. Wireline broadband services grew significantly with net addition of 9.19 million subscribers in the year, bringing the total number of subscribers to 53.46 million. There was also strong growth in the wireline value-added and integrated information services. Revenues from IT service and applications services, as well as “Best Tone” type of information services, increased by 32.4% and 14.7% respectively from last year. Facing the global financial crisis and the increasing mobile substitution, we proactively built a comprehensive defense system to consolidate our wireline voice services, in particular to actively tackle the declining trend of wireline voice services through integrating with mobile and Internet services. In 2009, wireline voice services revenue was

[4]	Free cash flow is calculated from EBITDA (excluding amortisation of the upfront connection fees) minus CDMA network capacity lease fee, capital expenditure and income tax.

Chairman’s Statement (continued)

RMB78,432 million and it represented 37.7% of the operating revenues excluding the amortisation of the upfront connection fees. The Company’s operating risks were progressively alleviated.

In addition, we were successful in the comprehensive integration of our network maintenance and IT support, which enhanced our response time and maintenance efficiency. The time required for activating services for customers and trouble shooting were both shortened by nearly 40%. We continued to enhance our front-end coordination and support capabilities to establish our differentiated and perceivable service edge.

Optimising branding system to promote brand development

In 2009, we focused on building our “e surfing” brand and increasingly promoted our “3G Internet handset” to further enrich the embedded values of our brands and to satisfy the demands for mobile Internet applications. These efforts have gained much market attention. According to a third-party market survey, the brand awareness of “e surfing” reached 78.8%, the top amongst 3G brands. The Company successfully established a new image as a full services operator. Meanwhile, we continued to reinforce the brand development of “BizNavigator” and “One Home” by adding mobile service to enrich their embedded values. This effectively enlarged our brand customer bases. As of the end of 2009, “BizNavigator” and “One Home” subscribers reached 4.36 million and 36.36 million respectively.

Enhancing core competitiveness through innovation

Comprehensively enhancing the core competence of our networks, products, sales and service are the key roots for our full services operation. In 2009, our parent company rapidly upgraded the mobile network and established the 3G mobile network with the most comprehensive coverage in China. In order to seize the leading positions in mobile products, we established an innovative product development system by setting up a new product development center at our headquarters and 8 other product R&D bases to strengthen the coordination and centralised development of our key products. We also enhanced the synergy of our ICT companies and our marketing channels for the government and enterprise customers to strengthen the service support for key industry-specific application products. We further increased our efforts in the development and promotion of public information products which are based on mobile Internet applications. We launched products like “iMusic”, wireless broadband, “189 mailbox”, “e surfing LIVE” to gain market share through differentiation. We improved our front-end customer service system by setting up customer services department to strengthen the management of our customer services and enhance our service capabilities. We continuously improved our customer satisfaction, leveraging our customer relations management system extensively. We further reinforced our financial management by optimising resources allocation, strengthening cost control and adjusting investment structure. Resources were tilted towards services with high growth potential and promising prospects such as broadband, Internet, and value-added services. Investments were focused on supporting the development of high growth regions and mid-to-high-end customers to steadily increase return on investment. We also innovated our human resources management system to recruit high-calibre technology and management talents, motivate the employees, optimise human resources allocation and advance salary and incentive initiatives to promote the corporate strategic transformation.

Promoting cooperation to stimulate industry value chain

We persisted in scale development to boost industry value chain confidence and advocated benefits sharing to stimulate momentum of value chain development to promote cooperation with external partners. We increased the percentage of handsets procured through open channels, leveraged external partners to achieve a breakthrough in handset bottlenecks and continuously launched new handsets including the flagship CDMA handsets and the 3G handsets pricing around RMB1,000. Thus the number of models of CDMA terminals increased at an encouraging speed of about 40 models per month on average. We aggressively promoted the establishment of open channels through partnering with electrical appliance stores and mobile phone specialty stores to attract more mobile customers. The proportion of new mobile customers developed through open channels increased every month and reached nearly 50% at the end of last year. At the same time, we enhanced the cooperation with external partners in information content especially scarce information content providers and core industry integrated application providers. It helped promote the development of a mobile Internet based information services industry value chain by leveraging the strengths of our external partners in the aspects of specialised businesses, core functions and customer segments.

Chairman’s Statement (continued)

Corporate Governance

We are firmly committed to adopting international best practice to continuously improve our corporate governance. We adhered to the principle of integrity and strengthened the establishment and execution of internal control to effectively manage corporate risks. We continuously enhanced corporate transparency and performed outstandingly in investor relations. Our efforts were widely recognised by the capital market. We have been accredited with a number of awards and appreciation, including “No. 1 Best Managed Company in Asia” by Euromoney, “Best Managed Company in China” and “Best Corporate Governance in China” by FinanceAsia, and “Asia’s Best Companies in Corporate Governance in China” by Corporate Governance Asia.

Corporate Social Responsibility

In 2009, we made our share of contribution by actively participating in the promotion of social informatisation amid the global financial crisis, accelerating the development of the industry value chain. The Company focused on achieving harmony between the corporate development and environmental protection. We aggressively promoted the emission reduction project and lowered the energy-consumption-to-revenue ratio to realise our goal of low carbon emission operation. We closely involved in public welfare work by proactively supporting the economic development of those less developed regions in China, helping the disabled in getting jobs and participating in the disaster relief works. Our continuous efforts were well recognised by the public. In 2009, the Company was awarded the “Valued Model Enterprise of Corporate Social Responsibility” and “Grand Award of Corporate Social Responsibility in China”.

Outlook for Future

In 2009, we overcame various difficulties to realise a good start of full services operation. Looking forward, we are fully confident. The foundation for the recovery of Chinese economy is getting further consolidated. The country’s “Three Networks Convergence” policy is gaining momentum. The demand for mobile Internet services is increasing continuously with 3G service development accelerating. New technologies like Internet of Things and Cloud Computing are getting more mature and gaining wide applications. All these will foster a much broader market for information and communications. However, we are also facing the serious challenges from the intensifying competition in the telecommunications industry.

We will continue to leverage our integrated operation advantage. In addition to our emphasis on the effective measures of integrated packaged services, we will speed up our product and service innovation to rapidly form a new competitive edge in differentiation. We will strive to create a new phase of profitable scale development and realise a new breakthrough in informatisation services. Meanwhile, we will continue to optimise our business structure and gradually enhance revenue contributions from mobile, broadband access and value-added and integrated information services through innovation in informatisation and differentiated development. We will continue the profitable scale development of our mobile services and actively consolidate the comprehensive defense system of wireline voice services to gradually alleviate the Company’s operating risks and achieve harmonious development of our full services.

Finally, on behalf of the Board of Directors, I would like to take this opportunity to express my sincere appreciation to all our shareholders and customers for their support. I firmly believe our company will continue to create more value for our shareholders and customers, and further contribute to the society in 2010.

Wang Xiaochu

Chairman and Chief Executive Officer

Beijing, China

22 March 2010

Directors, Supervisors and Senior Management

Mr. Wang Xiaochu

Age 52, is the Chairman of the Board of Directors and Chief Executive Officer of the Company. Mr. Wang graduated from Beijing Institute of Posts and Telecommunications in 1989 and received a doctorate degree in business administration from the Hong Kong Polytechnic University in 2005. Mr. Wang served as Deputy Director General and Director General of the Hangzhou Telecommunications Bureau in Zhejiang province, Director General of the Tianjin Posts and Telecommunications Administration, Chairman and Chief Executive Officer of China Mobile (Hong Kong) Limited, Vice President of China Mobile Communications Corporation, Chairman of the board of directors and a Non-Executive Director of China Communications Services Corporation Limited. He is also the President of China Telecommunications Corporation and Honorary Chairman of China Communications Services Corporation Limited. He was responsible for the development of China Telecom’s telephone network management systems and various other information technology projects and as a result, received the Third-Class Award from the State Scientific and Technological Progress Award and the First-Class Award from the former Ministry of Posts and Telecommunications Scientific and Technological Progress Award. Mr. Wang has over 29 years of management experience in the telecommunications industry.

Mr. Shang Bing

Age 54, is an Executive Director, President and Chief Operating Officer of the Company. Mr. Shang is a senior economist. He graduated in 1982 from Shenyang Chemical Industry Institution with a bachelor’s degree in chemical industry and received a master’s degree in business administration from New York State University in 2002. He received a doctorate degree in business administration from the Hong Kong Polytechnic University in 2005. Mr. Shang served as a Director of Industrial Technology Development Centre in Liaoning Province, a Deputy General Manager and General Manager of Economic and Technological Development Company in Liaoning Province. Mr. Shang served as a Deputy General Manager and General Manager of China United Telecommunications Corporation (“Unicom Group”) Liaoning Branch, a Vice President of Unicom Group, a Director of Unicom Group, the President of Unicom Group and an Executive Director and President of China Unicom Limited. In addition, Mr. Shang also served as a Director and President of the China United Telecommunications Corporation Limited and China Unicom Corporation Limited. He is also a Vice President of China Telecommunications Corporation. Mr. Shang has extensive experience in management and telecommunications industry.

Directors, Supervisors and Senior Management (continued)

Madam Wu Andi

Age 55, is an Executive Director, Executive Vice President and the Chief Financial Officer of the Company. She is responsible for the financial management of the Company. Madam Wu is a senior accountant. She graduated from the Beijing Institute of Economics with a bachelor degree in finance and trading in 1983, and studied in a postgraduate program in business economics management at the Chinese Academy of Social Sciences from 1996 to 1998. She studied in a master of business administration (MBA) program at the Guanghua School of Management at Peking University from 2002 to 2003 and received an executive master degree of business administration (EMBA). Prior to joining China Telecommunications Corporation in May 2000, she served as Director General of the Department of Economic Adjustment and Communication Settlement of the Ministry of Information Industry (“MII”), Director General, Deputy Director General and Director of the Department of Finance of the MPT. She is also a Vice President of China Telecommunications Corporation. Madam Wu has 28 years of economic and financial management experience in the telecommunications industry in China.

Mr. Zhang Jiping

Age 54, is an Executive Director and Executive Vice President of the Company. Mr. Zhang is a professor-level senior engineer. He graduated from the Beijing University of Posts and Telecommunications with a bachelor degree in radio telecommunications engineering in 1982, studied in a postgraduate program in applied computer engineering at Northeastern Industrial University from 1986 to 1988, and received a doctorate degree in business administration from the Hong Kong Polytechnic University in 2004. Prior to joining China Telecommunications Corporation in May 2000, he served as Deputy Director General of DGT of the MPT, a Deputy Director General and Director of the Telecommunication Technology Centre of the Posts and Telecommunications Administration of Liaoning Province. He is also a Vice President of China Telecommunications Corporation. Mr. Zhang has 28 years of experience in network operation and management in the telecommunications industry in China.

Directors, Supervisors and Senior Management (continued)

Mr. Zhang Chenshuang

Age 58, is an Executive Director and Executive Vice President of the Company. Mr. Zhang is a senior economist. He graduated from the Party School of the Communist Party of China (CPC) and received a MBA degree from the Hong Kong Polytechnic University. Mr. Zhang served as Executive Director and Vice President of China Mobile Limited, Vice President of China Mobile Communications Corporation, Director of China Mobile Communication Co., Ltd., the Assistant to the President of China Mobile Communications Corporation, Director General of the Inner Mongolia Posts and Telecommunications Administration Bureau, Deputy Director General of the Office of the Ministry of Posts and Telecommunications. He is also a Vice President of China Telecommunications Corporation. He has over 30 years of experience in the telecommunications industry.

Mr. Li Ping

Age 56, is an Executive Vice President of the Company. Mr. Li graduated from the Beijing University of Posts and Telecommunications with a major in radio telecommunications in 1976 and received an MBA degree from the State University of New York at Buffalo, U.S.A. in 1989. He served as Executive Director of China Telecom Corporation Limited, Chairman and President of China Telecom (Hong Kong) International Limited, Vice Chairman and Executive Vice President of China Mobile (Hong Kong) Limited, Deputy Director General of the DGT of the MPT. He is the Vice President of China Telecommunications Corporation, Chairman of the board of directors and an Executive Director of China Communications Services Corporation Limited. Mr. Li has extensive experience in managing public companies and 34 years of operational and managerial experience in the telecommunications industry in China.

Mr. Yang Xiaowei

Age 46, is an Executive Director and Executive Vice President of the Company. Mr. Yang is a senior engineer. He received a bachelor’s degree from the Computer Application Department of Chongqing University in 1998 and a master’s degree in engineering from the Management Engineering Department of Chongqing University in 2001. Mr. Yang was the Assistant to Director and Deputy Director of Chongqing Telecommunications Bureau, a Deputy Director of the Chongqing Telecommunications Administration Bureau and a Director of Chongqing Municipal Communication Administration Bureau. Mr. Yang served as General Manager of the Chongqing branch and the Guangdong branch of the Unicom Group, Vice President of the Unicom Group, Director of the Unicom Group and Executive Director and Vice President of China Unicom Limited. Mr. Yang also served as Director and Vice President of China Unicom Corporation Limited and Chairman of Unicom Huasheng Telecommunications Technology Co. Ltd.. He is also a Vice President of China Telecommunications Corporation. Mr. Yang has extensive experience in management and telecommunications industry.

Directors, Supervisors and Senior Management (continued)

Mr. Yang Jie

Age 48, is an Executive Director and Executive Vice President of the Company. Mr. Yang is a professor-level senior engineer. He graduated from the Beijing University of Posts and Telecommunications with a major in radio engineering in 1984 and obtained a doctorate degree in business administration (DBA) from the ESC Rennes School of Business in 2008. Mr. Yang served as Deputy Director General of Shanxi Posts and Telecommunications Administration Bureau, General Manager of Shanxi Telecommunications Corporation, Vice President of China Telecom Beijing Research Institute and General Manager of Business Department of the Northern Telecom of China Telecommunications Corporation. He is also a Vice President of China Telecommunications Corporation. Mr. Yang has 26 years of operational and managerial experience in the telecommunications industry in China.

Mr. Sun Kangmin

Age 53, is an Executive Director and Executive Vice President of the Company. Mr. Sun is a senior engineer. He holds an MBA degree from the University of Hong Kong. Mr. Sun served as Department Head of the Information Industry Department of Sichuan Province, Director General of Communications Bureau of Sichuan Province, Chairman and General Manager of Sichuan Telecom Company Limited. He is also a Vice President of China Telecommunications Corporation. Mr. Sun has 26 years of operational and managerial experience in the telecommunications industry in China.

Mr. Li Jinming

Age 58, is a Non-Executive Director of the Company, Chairman of Guangdong Rising Assets Management Co., Ltd. (one of the domestic shareholders of the Company) and Chairman of Shenzhen Zhongjin Lingnan Nonfemet Company Limited. Mr. Li graduated from Guangdong Radio and TV University, and holds an EMBA degree from Lingnan College, Zhong Shan University after the completion of his study in the postgraduate programme of international economics and industrial commerce management. Mr. Li served as Chief and Deputy Director General of the Guangdong Provincial Discipline Inspection Commission, and Director and Deputy General Manager of Guangdong Rising Assets Management Co., Ltd.. Mr. Li has extensive experience in enterprise management.

Directors, Supervisors and Senior Management (continued)

Mr. Wu Jichuan

Age 72, is an Independent Non-Executive Director of the Company. Mr. Wu is a professor-level senior engineer. Mr. Wu is the Honorary Chairman of the Telecommunications and Economics Specialists Committee, Director General of the Chinese Institute of Electronics, and Honorary Director General of the Chinese Institute of Communications. Mr. Wu graduated from the Beijing Institute of Posts and Telecommunications with a major in wired telecommunications engineering in 1959. Mr. Wu served as Vice Minister and Minister of the Ministry of Posts and Telecommunications, Deputy Director of the Committee of the Radio Management of China, Vice Leader of the Informatisation Leading Group of the State Council, Minister of Ministry of Information Industry, a member of the Eighth & the Tenth National Committee of Chinese People’s Political Consultative Conference (the “CPPCC”), a member of the Standing Committee of the Tenth National Committee of CPPCC and Vice Chairman of the Subcommittee of Education, Science, Culture, Health and Sports of the Tenth National Committee of CPPCC.

Mr. Qin Xiao

Age 62, is an Independent Non-Executive Director of the Company. Mr. Qin obtained his Ph.D. in economics from University of Cambridge. He is the Chairman of China Merchants Group Limited and China Merchants Bank Co., Ltd.. He is a member of the eleventh Chinese People’s Political Consultative Conference and the Honorary Chairman of Hong Kong Chinese Enterprises Association, a part-time professor at the School of Economics and Management of Tsinghua University and the Graduate School of the People’s Bank of China. Before joining China Merchants Group, he served as President and Vice Chairman of China International Trust and Investment Corporation (CITIC), and Chairman of CITIC Industrial Bank. He was a deputy to the Ninth National People’s Congress, a member of the Tenth Chinese People’s Political Consultative Conference, an advisor on the Foreign Currency Policy of the State Administration of Foreign Exchange, and a member of Toyota International Advisory Board, he also served as Chairman of APEC Business Advisory Council (ABAC) for the Year 2001. He is the author of several papers and books in the fields of economics and management.

Mr. Tse Hau Yin, Aloysius

Age 62, is an Independent Non-Executive Director of the Company. Mr. Tse is currently an Independent Non-executive Director of CNOOC Limited, China Construction Bank Corporation, Wing Hang Bank Limited, Linmark Group Limited, Sinofert Holdings Limited and SJM Holdings Limited and is a member of the International Advisory Council of the People’s Municipal Government of Wuhan. Mr. Tse is a fellow of the Institute of Chartered Accountants in England and Wales, and the Hong Kong Institute of Certified Public Accountants (“HKICPA”). Mr. Tse is a past president and the current Chairman of the Audit Committee of the HKICPA. He joined KPMG in 1976, became a partner in 1984 and retired in March 2003. Mr. Tse was a non-executive Chairman of KPMG’s operations in China and a member of the KPMG China advisory board from 1997 to 2000. Mr. Tse is a graduate of the University of Hong Kong.

Directors, Supervisors and Senior Management (continued)

Madam Cha May Lung, Laura

Age 60, is an Independent Non-Executive Director of the Company. Mrs. Cha is currently a Hong Kong Delegate to the 11th National People’s Congress, PRC, a Member of the Standing Committee of the Chinese People’s Political Consultative Conference (“CPPCC”) Shanghai Committee, the Vice Chairman of the International Advisory Council of the China Securities Regulatory Commission (“CSRC”), a Member of the Executive Council of the Government of the Hong Kong Special Administrative Region, Non-executive Deputy Chairman of The Hongkong and Shanghai Banking Corporation Limited, Non-executive Director of Bank of Communications Co., Ltd. She is also an Independent Non-executive Director of Hong Kong Exchanges and Clearing Limited and Tata Consultancy Services Limited. Mrs. Cha served as Vice Chairman of CSRC from February 2001 to September 2004 and Assistant Director of Corporate Finance, Senior Director, Executive Director and Deputy Chairman of the Securities and Futures Commission of Hong Kong from 1991 to 2001. She received a Juris Doctor degree from Santa Clara University of USA in 1982.

Professor Xu Erming

Age 60, is an Independent Non-Executive Director of the Company. Mr. Xu is a Deputy Dean, professor, and Ph.D. supervisor of the Graduate School at the Renmin University of China, Deputy Secretary-General of the Tenth Session of the Academic Committee, and a member of the Third Session of the University Affairs Committee of the Renmin University of China, Associate Convener of the Sixth Session of the Business Administration Academic Appraisal Group of the Academic Degree Committee of the State Council, Vice Chairman of the Chinese Enterprise Management Research Association, and Chairman of Beijing Contemporary Enterprise Research Association. He is also entitled to the State Council’s special government allowances. He is the Independent Supervisor of Harbin Power Equipment Company Limited.

Over the years, Professor Xu has conducted research in areas related to strategic management, organisational theories, international management and education management, and has been responsible for research on many subjects put forward by the National Natural Science Foundation, the National Social Science Foundation, and other authorities at provincial and ministry level. Professor Xu has issued many publications including Business Strategy and Innovative analysis, Business Strategic Management, Introduction to International Business Management, a number of case studies, as well as a number of academic dissertations such as Empirical Research: Effects on Performance of Supervision Mechanisms Substitution Effect of Listed Companies and has also been a columnist in the Economic Daily. He has received many awards such as the Ministry of Education’s Class One Excellent Higher Education Textbook Award and the State-Level Class Two Teaching Award. Professor Xu has been a visiting professor at over 10 domestic universities and has been awarded the Fulbright Scholar of U.S.A. twice. Professor Xu was previously a lecturer at the New York State University at Buffalo, U.S.A., the University of Scranton, U.S.A., the University of Technology, Sydney, the Kyushu University, Japan and Hong Kong Polytechnic University.

Directors, Supervisors and Senior Management (continued)

Mr. Yung Shun Loy, Jacky

Age 47, is the Assistant Chief Financial Officer, Qualified Accountant and the Company Secretary of the Company. Mr. Yung is a fellow member of the Hong Kong Institute of Certified Public Accountants, a fellow member of the Association of Chartered Certified Accountants of United Kingdom, and a Certified Practising Accountant in Australia. He has a bachelor degree in laws and a bachelor degree in social sciences. Mr. Yung has over 20 years of experience in auditing, company secretary and senior financial management of listed companies.

Mr. Wang Qi

Age 55, is the financial controller of the Company. Mr. Wang is a senior accountant. He graduated from Beijing Institute of Posts and Telecommunications and the Australian National University. He holds a Master degree in international management. He served a Deputy Director General of Anhui Posts and Telecommunications Administration Bureau and a Deputy General Manager of China Telecom Group Anhui Corporation prior to his relocation to the headquarters of China Telecom Group in 2000. Mr. Wang is also Managing Director of the Finance Department of China Telecommunications Corporation. Mr. Wang has 35 years of managerial and accounting experience in the telecommunications industry in China.

Directors, Supervisors and Senior Management (continued)

Supervisors

Mr. Miao Jianhua

Age 58, is the Chairman of the Supervisory Committee of the Company and the head of the Discipline Inspection Division of China Telecommunications Corporation. Mr. Miao holds a master degree in management from the Australian National University. Mr. Miao held senior positions at the former Jilin Provincial Administration of Posts and Telecommunications and served as Director of the Inspection Bureau of the former MPT and the MII. Mr. Miao also served as the General Manager of the Human Resources Department of China Network Communications Group Corporation and China Netcom Group Corporation (Hong Kong) Limited, Assistant to President of China Network Communications Group Corporation, Executive Director and the Joint Company Secretary of China Netcom Group Corporation (Hong Kong) Limited, the head of the Discipline Inspection Division and the chairman of the union of China United Telecommunications Corporation, Executive Director of China Unicom Limited, Chairman of the Supervisory Committee of China United Telecommunications Corporation Limited. Mr. Miao is a senior economist and has extensive management experience in working for the government and enterprises in the PRC.

Madam Zhu Lihao

Age 69, is an Independent Supervisor of the Supervisory Committee of the Company. Madam Zhu is a senior auditor and a qualified accountant in the PRC. She graduated from Beijing Graduate School of Mining and Technology with a major in engineering economics in 1963. Madam Zhu served as a Deputy Director General, Director General, Deputy Director and Director of the Department of Industry and Communications of the National Audit Bureau of China, and the Director General of the Department of Foreign Affairs and Foreign-related Auditing of the Audit Bureau. Madam Zhu has over 40 years of experience in management and auditing.

Mr. Ma Yuzhu

Age 56, is an Employee Representative Supervisor of the Supervisory Committee of the Company, Managing Director of the Corporate Culture Department of the Company. Mr. Ma graduated from the Beijing University of Posts and Telecommunications with a major in telecommunications in 1982. Mr. Ma studied part-time in Australian National University in 2000 and obtained a master degree in international business administration in 2001. Mr. Ma served as a Director General in China International Telecommunication Construction 1st Engineering Bureau, Director of the department of General Engineering of DGT. Mr. Ma is a senior engineer and has over 30 years of telecommunications construction and operation management experience in the telecommunication industry.

Mr. Xu Cailiao

Age 46, is a Supervisor of the Supervisory Committee of the Company. Mr. Xu is a Director of the Corporate Strategy Department of the Company. Mr. Xu graduated from the Law School of Peking University with a master degree in law in 1987. He served as a Director of the State Commission for Economic Restructuring and Managing Director of the Hong Kong branch of Irico Group. He was qualified to practise law in China in 1988. Mr. Xu is highly experienced in respect of corporate governance, organisational development and process management.

Madam Han Fang

Age 37, is a Supervisor of the Supervisory Committee of the Company. Madam Han is a Director of the Audit Department of the Company. Madam Han graduated from the Beijing University of Posts and Telecommunications with a bachelor’s degree in Engineering Management in 1995. She obtained a master degree in business administration at the Norwegian School of Management in 2007. She worked in finance-related jobs serving in China Huaxin Post and Telecommunications Economy Development Centre and the audit department of China Telecommunications Corporation. Madam Han is an international internal auditor, a qualified accountant in PRC and a senior accountant and has 15 years of finance and audit experience.

Rich talent and network resources

with fully integrated service

platforms and systems

World’s largest wireline network:

189 million access lines in services

World’s largest broadband network:

53 million broadband customers

World’s largest EVDO (3G) mobile

network:

100,000 EVDO base stations

Business Review

The following table sets out key operating data for 2007, 2008 and 2009.

	Unit	2007	2008	2009	Rates of change (2009 over 2008)
Wireline access lines in service	Million	220.64	208.35	188.56	(9.5)%
Wireline local voice usage	Million pulses	407,445	372,477	320,585	(13.9)%
Wireline caller ID service subscribers	Million	146.88	146.74	128.45	(12.5)%
Wireline Color Ring Tone subscribers	Million	63.21	79.25	74.07	(6.5)%
Wireline broadband subscribers	Million	35.74	44.27	53.46	20.8%
Mobile subscribers	Million	—	27.91	56.09	101.0%
Mobile voice usage	Million minutes	—	26,375	155,410	489.2%
Mobile SMS usage	Million messages	—	2,028	15,136	646.4%
Mobile Color Ring Tone subscribers	Million	—	8.64	32.63	277.7%
“One Home” subscribers	Million	10.61	23.93	36.36	51.9%
“BizNavigator” subscribers	Million	—	2.53	4.36	72.3%

Note:	As the Company commenced its mobile service from the fourth quarter of 2008, data related to the Company’s mobile operation in 2008 only included those in the fourth quarter.

In 2009, amid the global financial crisis and increasingly intensified market competition, the Company captured the opportunities and leveraged its comprehensive edges to strengthen the integrated operation of wireline, mobile and Internet services. The Company focused on the development of its “e surfing” brand and expanded its mobile subscriber base rapidly. At the same time, we reinforced the development of the transformation services and maintained stable development of the wireline services, successfully realising a good start for the full services operation.

Business Review (continued)

Key Operating Performance

In 2009, total operating revenues were RMB209,370 million. Excluding the amortisation of the upfront connection fees, the operating revenues were RMB208,219 million, representing an annual growth rate of 12.9%. The Company’s overall business structure has been optimised and its strategic transformation has achieved new development.

Mobile services experienced rapid development. In 2009, the Company fully utilised its customer and network resources, and marketing capabilities to rapidly expand the mobile subscriber base to 56.09 million, successfully doubling the number with an increase rate of 101.0% from the beginning of the year. Revenue from mobile services was RMB30,003 million with stable MOU and ARPU.

Overall development of wireline services was relatively stable. The Company persisted in strengthening the branding and development of broadband services. In 2009, the net addition of wireline broadband subscribers was 9.19 million with a subscriber base of 53.46 million. Revenue from wireline broadband access service was RMB47,061 million, an increase of 17.1%. The wireline value-added and integrated information services registered significant growth in 2009. Revenue from wireline non-voice services was RMB94,167 million, an increase of 14.7% year on year, accounting for 54.6% of the wireline services revenue excluding the upfront connection fees. Revenue from wireline voice services was RMB78,432 million, accounting for 37.7% of the operating revenues excluding the upfront connection fees. The operating risk of the Company’s wireline services has been progressively alleviated.

Business Review (continued)

Business Operating Strategies

In 2009, the Company seized the opportunities to continuously enhance its capabilities in integrated operation, brand building, new product development, sales channel optimisation and extension of industry value chain, focusing on the implementation of five major operating strategies:

Firstly, we insisted on integrated operation and our differentiated competitive edges gradually emerged. We further promoted the in-depth integration of our voice services with our broadband, value-added and integrated information services. This has not only satisfied the diverse needs of our customers, but also increased their stickiness through enhanced marketing initiatives such as upgrade of broadband bandwidth, brand marketing and Internet applications. Customer and revenue growths were effectively stimulated. As of the end of 2009, integrated service penetration rate within the mobile subscribers reached 50.0%, representing an increase of 15 percentage points from the end of 2008. “One Home” service package customers accounted for 32.4% of our total household customers, an increase of 12 percentage points from the end of 2008. The penetration rate of “BizNavigator” services amongst small and medium-sized enterprises reached 43.0%, an increase of 22 percentage points from the end of 2008.

Business Review (continued)

Secondly, we strengthened our brand building with a focus on promoting our “e surfing” brand. In 2009, we reinforced the promotion of “3G Internet handsets” and effectively enhanced the market influences of our “e surfing” brand. According to a third-party independent market survey in 2009, our “e surfing” brand ranked the top in brand awareness among all 3G brands, at least 10 percentage points ahead of all other competing brands and became a leading brand in the 3G market. Meanwhile, the Company continued to strengthen the brand building of “BizNavigator” and “One Home” by adding mobile elements to enrich their embedded values and thus effectively accelerated the expansion of our brand customer base. As of the end of 2009, the number of subscribers for “BizNavigator” and “One Home” reached 4.36 million and 36.36 million respectively, establishing a new corporate image for the Company as a full services operator.

Thirdly, we continued to improve the perception of product functions and enhanced our core competitiveness. In 2009, in order to seize the leading positions in mobile products, the Company innovated its product development system by setting up a product development centre at our headquarters and 8 product R&D bases and improved its network-wide coordination efficiency through strengthened coordination and centralised development of key products. We further increased our efforts in developing public information products which are based on mobile Internet applications such as “iMusic”, wireless broadband, “189 mailbox”, “e surfing LIVE”, “Mobile Global Mega-Eye”, “e surfing Video”, “e surfing Push-to-Talk” to gain market share through differentiation. We enhanced the synergy of our ICT companies and our marketing channels for the government and enterprise customers to strengthen the service support for the key industry-specific application products. We introduced integrated and differentiated industry applications such as “Digital City Management” and “e-Commerce and Industry Administration” to effectively expand our mid- to-high-end customer base comprising government and enterprise. In the meantime, we paid more attention to the cooperation with external partners of information content especially with scarce information content providers and core industry integrated application providers. By leveraging the strengths of our external partners in their specialised businesses, core functions and customer segments, we continuously improved our customer perception and satisfaction, and gradually formulated the Company’s differentiated and long-lasting competitiveness in full services operation.

Business Review (continued)

Fourthly, we reinforced the sharing of sales channel resources and comprehensively enhanced the sales channels’ service capabilities. We made full efforts in the promotion of open channel establishment and the number of the open sales channels increased by nearly four times in 2009. We proactively promoted the establishment of open channels through partnering with electrical appliance stores and mobile phone specialty stores to attain more mobile customers. The proportion of new mobile customers developed through open channels increased every month and reached nearly 50% at the end of 2009. We improved the basic service offered through electronic channels and enhanced self-service capabilities to allow our customers to use more user- friendly means such as mobile handsets and Internet to satisfy their service needs. In addition, we expanded the size of our chief account manager team and provided more comprehensive customer service to enhance the service-provision capabilities of our key services and effectively realised differentiated services.

Fifthly, we achieved scale development of mobile services and successfully invigorated industry value chain. The Company promoted open channels and strived to encourage the purchase and sales of terminals through open channels in 2009. We accelerated our access to all kinds of mainstream open retail channels and actively promoted sales via electronic and online channels, which boosted the growth in handset sales. In 2009, CDMA handset sales reached over 30 million units, three times more than that of 2008. Adhering to a philosophy of win-win cooperation, we increased our efforts in cooperating with external partners and enlarging the proportion of terminals procured by open channels. We also launched new models of handsets including the flagship CDMA handsets and the 3G handsets pricing around RMB1,000, stimulating the development of the information services industry value chain with a focus on mobile Internet.

Business Review (continued)

Network and Operation Support

In 2009, we fully utilised the opportunities brought forth by full services operation to promote broadband bandwidth upgrade, services platform integration, and development of integrated information services and industry specific applications. Our parent company rapidly upgraded the mobile network and established the most comprehensive and first-in-commercial-use 3G mobile network in China, forming an initial unified network structure for our full services operation.

In 2009, capital expenditure was RMB38,042 million, a decline of 21.4% from 2008, which accounted for 18.3% of the operating revenues excluding the upfront connection fees, a decrease of 7.9 percentage points from 2008. Adhering to the principal of effectively allocating resources and supporting key development areas, we further increased investments in broadband, platform integration of value-added services and integrated information services. The investments in broadband as well as value-added and integrated information services accounted for 54.1% and 17.8% respectively of total capital expenditure of the year, an increase of

8.7 percentage points and 1.3 percentage points respectively from 2008. In 2009, capability and quality of the Company’s broadband network were comprehensively enhanced with newly-built broadband access ports reaching 15 million. Over 98.0% of broadband access lines in the southern urban areas in China, including counties, have the bandwidth of over 2 Mbps and 94.0% of those lines have the bandwidth of over 4 Mbps, an increase of 15 percentage points from 2008. Promising achievements were also seen in business platforms integration and functions optimisation. The structures for management platforms, capability platforms and application platforms were better defined, and a unified authentication system structure was initially established. We successfully completed the optimisation and upgrade of more than 200 provincial-level capability platforms such as SMS centers, MMS centers and WAP portals, allowing the rapid deployment of our integrated operations. Meanwhile, the Company accelerated the construction of WLAN hotspots. The number of newly-built Wi-Fi hotspots was about 70,000, bringing the total Wi-Fi hotspots to nearly 100,000, helping us to build up a differentiated competitive advantage in an innovative way. In order to effectively support our 3G service and full services integrated operation, we set up the model of IT infrastructure supporting network-wide integrated operations. Our real- time billing and CRM management capabilities were enhanced. The time required for activating new services and trouble shooting were both shortened by nearly 40%. This has significantly enhanced support capabilities of our IT system and improved overall customer perceptions.

Business Review (continued)

Operating Highlights in 2010

In 2010, the Company will continue its operating strategy of “innovative integrated operation with differentiated edges and profitable scale development”. We will continue to optimise our business structure and gradually increase the revenue contribution from mobile, broadband access, and value-added and integrated information services. While accelerating the development of our mobile services, we will promote the expansion of our core 3G products and mid-end handsets to support 3G development. We will also push forward the intensive scale promotion of industry-specific applications and provide commercialised, standardised and in-series application products components to enhance customer values. We will strive to promote the upgrade of broadband bandwidth, enrich Internet applications and integration of our wireline and wireless broadband operations. Furthermore, we will insist on win-win cooperation strategy and adopt flexible partnership models to stimulate the development of mobile-Internet-based information services value chain, enriching the embedded values of our value-added and integrated information services. Through initiatives such as integrated operations, branded packages and service quality improvement, we will gradually alleviate the risk of our wireline voice service decline and achieve a coordinated development of full services. Meanwhile, we will strengthen our network optimisation and maintenance to further perfecting services systems and increase services capabilities. We will also strengthen the synergy between front-end and back-end to establish differentiated and perceivable competitive advantages.

Successful roll-out and fast

expansion

into mobile market

Mobile subscribers:

56 million (ñ100%)

Most comprehensive & indepth nationwide

3G mobile network:

342 cities, >2,000 counties,

60% towns & villages

CDMA mobile handset supply in

market:

600 models (ñ500%)

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

Summary

The Group’s operating revenues in 2009 were RMB209,370 million, an increase of 12.2%1 from 2008; operating expenses were RMB186,712 million, an increase of 2.9% from 2008; profit attributable to equity holders of the Company was RMB14,422 million and basic earnings per share was RMB0.18; EBITDA2 was RMB83,284 million and the EBITDA margin was 39.8%.

Excluding the amortisation of upfront connection fees, the operating revenues of the Group in 2009 were RMB208,219 million, an increase of 12.9% from 2008; profit attributable to equity holders of the Company was RMB13,271 million, a decrease of 33.9%3 from 2008, basic earnings per share was RMB0.16; EBITDA was RMB82,133 million and the EBITDA margin was 39.4%.

Operating Revenues

In 2009, the Group actively coped with the global financial crisis as well as increasingly intense market competition, and continued to adhere to the customer branding operation. Through vigorously promoting strategic transformation, the full services operation has a remarkable start. Operating revenues in 2009 were RMB209,370 million, an increase of 12.2% from 2008. Excluding the amortisation of upfront connection fees of RMB1,151 million, operating revenues in 2009 were RMB208,219 million, an increase of 12.9% from 2008. Of this, the total mobile revenue was RMB35,620 million (including mobile voice revenue of RMB20,027 million, revenue of RMB9,976 million from mobile Internet access, value-added and integrated information application services as well as leased line services and other mobile services revenue of RMB5,617 million), maintaining a satisfactory growth momentum. The ratio of wireline non-voice services to total revenue from wireline services, excluding the amortisation of upfront connection fees, has increased over the year to 54.6% in 2009, a rise of 8.6 percentage points from 2008. With the sustainable development of our wireline non-voice services, the Group’s revenue structure has become more optimised and the risk of over-reliance on traditional businesses has been further reduced, enhancing the Group’s capacity in risk management.

[1]

According to the “IFRIC 13 Customer Loyalty Programmes”, operating revenues, selling, general and administrative expenses, as well as other operating expenses for 2008 were adjusted. Please refer to note 3 of the audited financial statements for details.

[2]

EBITDA is calculated from operating revenues minus operating expenses (which excluded depreciation and amortisation and CDMA network capacity lease fee). As the telecommunications business is a capital intensive industry, capital expenditure, the level of gearing and finance costs may have a significant impact on the net profit of companies with similar operating results. Therefore, we believe EBITDA may be helpful in analysing the operating results of a telecommunications service provider such as the Company. Although EBITDA has been widely applied in the global telecommunications industry as a benchmark to reflect operating performance, financial capability and liquidity, it is not regarded as a measure of operating performance and liquidity under generally accepted accounting principles. It also does not represent net cash from operating activities. In addition, our EBITDA may not be comparable to similar indicators provided by other companies.

[3]

Excluding the one-off items of the asset impairment loss of PHS assets of RMB18,366 million (after-tax effect) and the losses related to natural disasters of RMB2,838 million (after-tax effect), profit attributable to equity holders of the Company in 2008 was RMB20,066 million.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations (continued)

The following table sets forth a breakdown of the operating revenues of the Group for 2008 and 2009, together with their respective rates of change:

	For the year ended 31 December
(RMB in millions, except percentage data)	2009	2008	Rates of Change
Wireline voice	78,432	96,258	(18.5)%
Mobile voice	20,027	3,955	406.4%
Internet	51,567	40,727	26.6%
Value-added services	21,533	16,253	32.5%
Integrated information application services	12,659	10,803	17.2%
Managed data and leased line	11,499	10,231	12.4%
Others	12,502	6,280	99.1%
Upfront connection fees	1,151	2,022	(43.1)%

Total operating revenues	209,370	186,529	12.2%

Wireline Voice

In 2009, revenue from wireline voice services was RMB78,432 million, a decrease of 18.5% from RMB96,258 million in 2008, accounting for 37.5% of our operating revenues. The major reason for the continuous decline in the wireline voice revenue was due to the lower demand for telecommunications services under the global financial crisis and the cannibalisation of wireline voice usage with newer forms of communication, such as mobile communications and VOIP.

Mobile Voice

In 2009, revenue from mobile voice services was RMB20,027 million, accounting for 9.6% of our operating revenues. With the launch of full services operation, the mobile services have gained momentum of development and have become one of the main revenue drivers.

Internet

In 2009, revenue from Internet access services was RMB51,567 million, an increase of 26.6% from RMB40,727 million in 2008, accounting for 24.6% of our operating revenues. Through integrated operations, the revenue from our Internet access services has grown rapidly with the continual increase in broadband subscribers. At the end of 2009, the number of wireline broadband subscribers increased by 20.8% to 53.46 million, with a net increase of 9.19 million subscribers from the end of 2008. The ARPU of the wireline broadband subscribers in 2009 was RMB80.3. Revenue from mobile Internet access services was RMB3,760 million.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations (continued)

Value-Added Services

In 2009, revenue from value-added services was RMB21,533 million, an increase of 32.5% from RMB16,253 million in 2008, accounting for 10.3% of our operating revenues. The increase in revenue was mainly attributable to the rapid development of mobile value-added services and the IDC business of wireline value-added services. Revenue from mobile value-added services was RMB5,602 million.

Integrated Information Application Services

In 2009, revenue from integrated information application services was RMB12,659 million, an increase of 17.2% from RMB10,803 million in 2008, accounting for 6.0% of our operating revenues. The increase in revenue was mainly due to the rapid development of the IT service and applications services, “Best Tone” type of information services and “V-Net” services. Revenue from mobile integrated information application services was RMB607 million.

Managed Data and Leased Line

In 2009, revenue from managed data and leased line services was RMB11,499 million, an increase of 12.4% from RMB10,231 million in 2008, accounting for 5.5% of our operating revenues. The increase in revenue was mainly attributable to the increasing demand from non-operator customers for network resources, leading to increased revenue growth from the leased circuits services and IP-VPN services.

Others

In 2009, revenue from other services was RMB12,502 million, an increase of 99.1% from RMB6,280 million in 2008, accounting for

6.0% of our operating revenues. The growth of revenue was mainly attributable to the sales revenue of mobile terminal equipments. Revenue from other mobile services was RMB5,617 million.

Upfront Connection Fees

Upfront connection fees represent the amortised amount of upfront fees received for the initial activation of wireline services of the Group, amortised over an expected customer relationship period of 10 years. Effective from July 2001, the Group ceased to charge new subscribers upfront connection fees. The amortised amount was RMB1,151 million in 2009, representing a decrease of 43.1% from RMB2,022 million in 2008.

The amortisation of upfront connection fees will end in July 2011. The amortised upfront connection fees for the year 2010 and 2011 will be RMB497 million and RMB98 million respectively.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations (continued)

Operating Expenses

In 2009, the operating expenses of the Group were RMB186,712 million, an increase of 2.9% from 2008. The ratio of operating expenses to operating revenues fell from 97.2% in 2008 to 89.2% in 2009. The Group has stringent cost control measures to continuously optimise the costs structure and increased investment in mobile services and transformation services in order to support the full services operation so as to ensure the sustainable and healthy development.

The following table sets out a breakdown of the operating expenses of the Group in 2008 and 2009 and their respective rates of change:

	For the year ended 31 December
(RMB in millions, except percentage data)	2009	2008	Rates of Change
Depreciation and amortisation	52,243	53,880	(3.0)%
Network operations and support expenses	42,903	36,096	18.9%
Selling, general and administrative expenses	40,507	27,501	47.3%
Personnel expenses	32,857	28,946	13.5%
Other operating expenses	17,449	10,794	61.7%

Impairment loss on property, plant and equipment	753	24,167	(96.9)%

Total operating expenses	186,712	181,384	2.9%

Depreciation and Amortisation

In 2009, depreciation and amortisation was RMB52,243 million, a decrease of 3.0% from RMB53,880 million in 2008, accounting for 25.0% of our operating revenues. The decline was due to the impairment loss of PHS assets in 2008 and the reduction of capital expenditure by the Group.

Network Operations and Support Expenses

In 2009, network operations and support expenses were RMB42,903 million, an increase of 18.9% from RMB36,096 million in 2008, accounting for 20.5% of our operating revenues. The increase was mainly attributable to the increase in CDMA network capacity lease fee and an increased investment in transformation services by the Group. The CDMA network capacity lease fee in 2009 amounted to RMB8,383 million.

Selling, General and Administrative Expenses

In 2009, selling, general and administrative expenses amounted to RMB40,507 million, an increase of 47.3% from RMB27,501 million in 2008, accounting for 19.3% of our operating revenues. The growth was mainly attributable to an increased investment in resources to reinforce the rapid scale development of the mobile services.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations (continued)

Personnel Expenses

In 2009, personnel expenses were RMB32,857 million, an increase of 13.5% from RMB28,946 million in 2008, accounting for 15.7% of our operating revenues. The increase in personnel expenses was mainly due to the inclusion of annual personnel expenses of employees from China Unicom Group for the whole year of 2009 (the figures of 2008 represented the expenses for the fourth quarter only) as well as the recruitment of talents with high-calibre in mobile communications, IP, IT and information operations areas to meet the requirement to develop full services operation.

Other Operating Expenses

In 2009, other operating expenses were RMB17,449 million, an increase of 61.7% from RMB10,794 million in 2008, accounting for 8.3% of our operating revenues. The increase was largely attributed to the growth in the mobile interconnection expenses and cost of mobile terminal equipments sold. The mobile interconnection expenses amounted to RMB3,467 million in 2009, while the cost of mobile terminal equipments sold were RMB4,980 million.

Impairment loss on Property, Plant and Equipment

In 2009, the impairment loss on property, plant and equipment was RMB753 million, which was mainly due to the decrease in customer demand for Digital Data Network (DDN) service and its technology being gradually substituted by other technologies, resulting in the significant decrease in the revenue generated from these assets. As a result, the Group recognised an impairment loss on these assets. In 2008, the Group had recognised an impairment loss of RMB23,954 million on PHS assets.

Net Finance Costs

In 2009, the Group’s net finance costs were RMB4,375 million, a decline of 13.8% from RMB5,076 million in 2008. Benefited from the reduction of interest rates by the People’s Bank of China at the end of 2008 and our low-cost financing in 2008, net interest expenses fell by RMB612 million. In addition, the Group optimised its financing by reinforcing its centralised capital management, leading to a reduction in finance costs. Net exchange gains were RMB67 million in 2009, while net exchange losses were RMB170 million in 2008. The change in net exchange gain/loss was mainly attributable to the appreciation of the RMB against the Japanese Yen.

Profitability Level

Income Tax

The Group’s statutory income tax rate is 25%. In 2009, the Group’s income tax expenses were RMB4,549 million, with the effective income tax rate of 23.7%. The difference between the effective income tax rate and the statutory income tax rate of the Group was mainly attributable to the exclusion of upfront connection fees from taxable revenue, and the preferential income tax rate of 20% or 15% enjoyed by our branches located in special economic zones and the western regions of China.

Profit Attributable To Equity Holders of the Company

In 2009, profit attributable to equity holders of the Company was RMB14,422 million, an increase of RMB13,538 million from RMB884 million in 2008. Excluding the amortisation of upfront connection fees, the profit attributable to equity holders of the Company was RMB13,271 million, a decrease of 33.9% from RMB20,066 million (excluding the impact of one-off items including PHS assets impairment loss with after-tax effect of RMB18,366 million and natural disasters with after-tax effect of RMB2,838 million) in 2008.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations (continued)

Capital Expenditure and Cash Flows

Capital Expenditure

In 2009, the Group maintained its prudent policy on capital expenditure. Capital expenditure was RMB38,042 million, a decrease of 21.4% from RMB48,410 million in 2008.

Cash Flows

In 2009, net cash inflow for the Group was RMB6,940 million, while the net cash inflow was RMB6,522 million in 2008.

The following table sets out the cash flow position of the Group in 2008 and 2009:

	For the year ended 31 December
(RMB millions)	2009	2008
Net cash flow from operating activities	74,988	76,756
Net cash used in investing activities	(43,255)	(75,819)
Net cash (used in)/from financing activities	(24,793)	5,585

Net increase in cash and cash equivalents	6,940	6,522

In 2009, the net cash inflow from operating activities was RMB74,988 million, a decrease of RMB1,768 million from RMB76,756 million in 2008.

In 2009, the net cash outflow for investing activities was RMB43,255 million, a decrease of RMB32,564 million from RMB75,819 million in 2008, mainly resulting from a reduction in the Group’s capital expenditure in 2009 and the payment of most of the consideration for the acquisition of the CDMA business from China Unicom Group in 2008.

In 2009, the net cash outflow for financing activities was RMB24,793 million while the net cash inflow was RMB5,585 million in

2008. The increase in net cash outflow was mainly due to the Group’s repayment of the remaining balance of the deferred consideration in respect of the acquisition in prior years totalling RMB15,150 million to China Telecommunications Corporation and short-term commercial papers totalling RMB10,000 million.

Working Capital

At the end of 2009, the Group’s working capital (total current assets minus total current liabilities) deficit was RMB82,545 million, a reduction of deficit of RMB38,746 million from RMB121,291 million in 2008. The decrease in deficit was mainly attributable to the issuance of medium-term notes, amounting to RMB30,000 million, net off by the repayment of short-term debt including short-term commercial papers. At the end of 2009, the Group’s cash and cash equivalents amounted to RMB34,804 million, amongst which cash and cash equivalents in RMB accounted for 94.7% (2008: 94.2%).

Assets and Liabilities

In 2009, the Group continued to maintain a solid capital structure. By the end of 2009, the total assets of the Group fell to RMB426,520 million from RMB440,337 million at the end of 2008, while total indebtedness decreased to RMB105,923 million from RMB123,279 million in 2008. The ratio of the Group’s total indebtedness to total assets fell from 28.0% at the end of 2008 to 24.8% at the end of 2009.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations (continued)

Indebtedness

The indebtedness analysis of the Group as of the end of 2008 and 2009 is as follows:

	For the year ended 31 December
(RMB millions)	2009	2008
Short-term debt	51,650	83,448
Long-term debt maturing within one year	1,487	565
Finance lease obligations maturing within one year	18	22
Long-term debt (excluding current portion)	52,768	39,226
Finance lease obligations (excluding current portion)	—	18

Total debt	105,923	123,279

By the end of 2009, the total indebtedness of the Group was RMB105,923 million, a decrease of RMB17,356 million from 2008. The main reason for the decrease was our repayment of the remaining balance of the deferred consideration in respect of the acquisition in prior years to China Telecommunications Corporation. Of the total indebtedness of the Group, the Company’s loans in Renminbi, US Dollars, Japanese Yen and Euro accounted for 96.9% (2008: 97.2%), 0.8% (2008: 0.7%), 1.7% (2008: 1.5%), and 0.6% (2008: 0.6%) respectively. 95.7% (2008: 87.2%) of this indebtedness was loans with fixed interest rates, while the remainder are loans with floating interest rates. As of 31 December 2009, the Group did not pledge any assets as collateral for debt (2008: Nil).

Most of the Group’s revenue receipts from and payments made for its business were denominated in Renminbi, therefore the Group did not have significant risk exposure to foreign exchange fluctuations.

As at 31 December 2009, the Group’s unutilised committed credit facilities was RMB102,555 million (2008: RMB128,231 million).

Contractual Obligations

	Payable in
(RMB millions)	Total	1 Jan 2010- 31 Dec 2010	1 Jan 2011- 31 Dec 2011	1 Jan 2012- 31 Dec 2012	1 Jan 2013- 31 Dec 2013	Thereafter
Short-term debt	52,294	52,294	—	—	—	—
Long-term debt	62,764	3,742	12,260	13,126	11,353	22,283
Finance lease obligations	18	18	—	—	—	—
Operating lease commitments	11,110	8,531	643	505	417	1,014
Capital commitments	4,542	4,542	—	—	—	—

Total contractual obligations	130,728	69,127	12,903	13,631	11,770	23,297

Note:	Amounts of short-term debt, long-term debt and finance lease obligations include recognised and unrecognised interest payable, and are not discounted.

Delighting customers with innovative and differentiated total solutions leveraging integrated full services offering

“eSurfing” packaged services for mobile subscribers 50% penetration (ñ15ppt)	“One Home” packaged services for household customers: 32% penetration (ñ12ppt)

“BizNavigator” packaged services for small & medium enterprise customers

43% penetration (ñ22ppt)

Report of the Directors

The Board of Directors (the “Board”) of China Telecom Corporation Limited (the “Company”) hereby presents its report together with the audited financial statements of the Company and its subsidiaries (collectively, the “Group”) prepared in accordance with International Financial Reporting Standards for the year ended 31 December 2009.

Principal Business

The principal business of the Company and the Group is the provision of basic communications services including comprehensive wireline telecommunications services, mobile telecommunications services, value-added services such as Internet access services, integrated information services and other related services within the service area of the Group.

Results

Results of the Group for the year ended 31 December 2009 and the financial position of the Company and the Group as at that date are set out in the audited financial statements on pages 102 to 166 in this annual report.

Dividend

The Board proposes a final dividend in the amount equivalent to HK$0.085 per share, totalling approximately RMB6,076 million for the year ended 31 December 2009. The dividend proposal will be submitted for consideration at the Annual General Meeting to be held on 25 May 2010. Dividends will be denominated and declared in Renminbi. Dividends on domestic shares will be paid in Renminbi, whereas dividends on H shares will be paid in Hong Kong dollars. The relevant exchange rate will be the lowest of the average offer rates of Renminbi to Hong Kong dollars as announced by the key commercial banks in China for the week prior to the date of declaration of dividends at the Annual General Meeting. The final dividends are expected to be paid around 30 June 2010 after obtaining the shareholders’ approval at the Annual General Meeting.

Pursuant to the Enterprise Income Tax Law of the People’s Republic of China and the Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China implemented in 2008, beginning from 1 January 2008, any Chinese domestic enterprise which pays dividend to a non-resident enterprise shareholder in respect of accounting periods beginning from 1

January 2008 shall withhold and pay enterprise income tax for such shareholder. Please refer to the relevant announcement to be issued by the Company separately for more details.

Report of the Directors (continued)

Directors and Senior Management of the Company

The following table sets out certain information of the Directors and senior management of the Company as at the date of this Report:

Name	Age	Position in the Company	Date of Appointment
Wang Xiaochu	52	Chairman and Chief Executive Officer	20 December 2004
Shang Bing	54	Executive Director, President and Chief Operating Officer	9 September 2008
Wu Andi	55	Executive Director, Executive Vice President and Chief Financial Officer	10 September 2002
Zhang Jiping	54	Executive Director and Executive Vice President	10 September 2002
Zhang Chenshuang	58	Executive Director and Executive Vice President	31 August 2007
Li Ping	56	Executive Vice President	10 September 2002
Yang Xiaowei	46	Executive Director and Executive Vice President	9 September 2008
Yang Jie	48	Executive Director and Executive Vice President	20 October 2004
Sun Kangmin	53	Executive Director and Executive Vice President	20 October 2004
Li Jinming	58	Non-executive Director	20 December 2004
Wu Jichuan	72	Independent Non-executive Director	9 September 2008
Qin Xiao	62	Independent Non-executive Director	9 September 2008
Tse Hau Yin, Aloysius	62	Independent Non-executive Director	9 September 2005
Cha May Lung, Laura	60	Independent Non-executive Director	9 September 2008
Xu Erming	60	Independent Non-executive Director	9 September 2005
Yung Shun Loy, Jacky	47	Assistant Chief Financial Officer, Qualified Accountant and Company Secretary	1 February 2005
Wang Qi	55	Financial Controller	10 September 2002

Supervisors of the Company

The following table sets out certain information of the supervisors of the Company as at the date of this Report:

Name	Age	Position in the Company	Date of Appointment
Miao Jianhua	58	Chairman of the Supervisory Committee	29 December 2009
Zhu Lihao	69	Independent Supervisor	10 September 2002
Ma Yuzhu	56	Supervisor (Employee Representative)	9 September 2005
Xu Cailiao	46	Supervisor	9 September 2005
Han Fang	37	Supervisor	9 September 2008

Mr. Xiao Jinxue tendered the resignation from the position of the supervisor of the Company due to change in job responsibility. An Extraordinary General Meeting was convened on 29 December 2009 by the Company to elect Mr. Miao Jianhua as the Supervisor of the third session of the Supervisory Committee. On the same day after the Extraordinary General Meeting, the Supervisory Committee held a meeting to elect Mr. Miao Jianhua as the Chairman of the Supervisory Committee.

Report of the Directors (continued)

Share Capital

The share capital of the Company as at 31 December 2009 was RMB80,932,368,321, divided into 80,932,368,321 shares of RMB1.00 each. As at 31 December 2009, the share capital of the Company comprised:

Share category	Number of shares as at 31 December 2009	Percentage of the total number of shares in issue as at 31 December 2009 (%)
Domestic shares (total):	67,054,958,321	82.85

Domestic shares held by:
China Telecommunications Corporation	57,377,053,317	70.89
Guangdong Rising Assets Management Co., Ltd.	5,614,082,653	6.94
Zhejiang Financial Development Company	2,137,473,626	2.64
Fujian State-owned Assets Investment Holdings Co., Ltd.	969,317,182	1.20
Jiangsu Guoxin Investment Group Co., Ltd.	957,031,543	1.18

Total number of H shares (including ADSs)	13,877,410,000	17.15

Total	80,932,368,321	100.00

Report of the Directors (continued)

Material Interests and Short Positions in Shares and Underlying Shares of the Company

As at 31 December 2009, the interests or short position of persons who are entitled to exercise or control the exercise of 5% or more of the voting power at any of the Company’s general meetings (excluding the Directors and Supervisors) in the shares and underlying shares of equity derivatives of the Company as recorded in the register required to be maintained under Section 336 of the Securities and Futures Ordinance (the “SFO”) are as follows:

Name of shareholder	Number of shares held		Type of Shares	Percentage of the respective type of shares	Percentage of the total umber of shares in issue	Capacity
China Telecommunications Corporation	57,377,053,317 (Long position	)	Domestic shares	85.57%	70.89%	Beneficial owner

Guangdong Rising Assets Management Co., Ltd.	5,614,082,653 (Long position	)	Domestic shares	8.37%	6.94%	Beneficial owner

Capital Research and Management Company	1,254,424,000 (Long position	)	H shares	9.04%	1.55%	Investment Manager

Blackrock, Inc.	1,198,985,251 (Long position	)	H shares	8.64%	1.48%	Interest of controlled corporation

	5,502,000 (Short position	)	H shares	0.04%	0.007%	Interest of controlled corporation

RFS Holdings B.V.	907,191,530 (Long position	)	H shares	6.54%	1.12%	Interest of controlled corporation

	1,180,327,134 (Short position	)	H shares	8.51%	1.46%	Interest of controlled corporation

JPMorgan Chase & Co.	845,413,761 (Long position	)	H shares	6.09%	1.04%	144,948,301 shares as beneficial owner, 139,302,000 shares as investment manager and 561,163,460 shares as security interest holder/ approved lending agent

	65,214,186 (Short position	)	H shares	0.47%	0.08%	Beneficial owner

	561,163,460 (Shares available for lending	)	H shares	4.04%	0.69%	Security interest holder/approved lending agent

UBS AG	707,680,334 (Long position	)	H shares	5.10%	0.87%	474,845,617 shares as beneficial owner, 91,632 shares as security interest holder and 232,743,085 shares as interest of controlled corporation

	136,979,307 (Short position	)	H shares	0.99%	0.17%	69,232,390 shares as beneficial owner, 33,778,632 shares as security interest holder and 33,968,285 shares as interest of controlled corporation

Report of the Directors (continued)

Save as stated above, as at 31 December 2009, in the register required to be maintained under Section 336 of the SFO, no other persons were recorded to hold any interests or short positions in the shares or underlying shares of the equity derivatives of the Company.

Directors’ and Supervisors’ Interests and Short Positions in Shares, Underlying Shares and Debentures

As at 31 December 2009, none of the directors and supervisors of the Company had any interests or short positions in the shares, underlying shares of equity derivatives or debentures of the Company or its associated corporations (as defined in Part XV of the SFO) as recorded in the register required to be maintained under section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

As at 31 December 2009, the Company had not granted its directors or supervisors, or their respective spouses or children below the age of 18 any rights to subscribe for the shares or debentures of the Company or any of its associated corporations and none of them has ever exercised any such right.

Directors’ and Supervisors’ Interests in Contracts

For the year ended 31 December 2009, none of the directors and supervisors of the Company had any material interest, whether directly or indirectly, in any of the contracts of significance entered into by the Company, any of its holding companies or subsidiaries or subsidiaries of the Company’s holding company, apart from their service contracts. None of the directors and supervisors of the Company has entered into any service contract which is not determinable by the Company within one year without payment compensation (other than statutory compensation).

Emoluments of the Directors and Supervisors

Please refer to note 28 of the audited financial statements for details of the emoluments of all Directors and Supervisors of the Company in 2009.

Purchase, Sale and Redemption of Shares

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any securities of the Company during the reporting period.

Public Float

As at the date of this Report, based on the information that is publicly available to the Company and within the knowledge of the Directors, the Company has maintained the prescribed public float under the Listing Rules and as agreed with The Stock Exchange of Hong Kong Limited.

Summary of Financial Information

Please refer to pages 167 to 168 of this annual report for a summary of the operating results, assets and liabilities of the Group for each of the years in the five-year period ended 31 December 2009.

Report of the Directors (continued)

Bank Loans and Other Borrowings

Please refer to note 16 of the audited financial statements for details of bank loans and other borrowings of the Group.

Capitalised Interest

Please refer to note 26 of the audited financial statements for details of the Group’s capitalised interest for the year ended 31 December 2009.

Fixed Assets

Please refer to note 4 of the audited financial statements for movements in the fixed assets of the Group for the year ended 31 December 2009.

Reserves

Pursuant to Article 147 of the Company’s articles of association (the “Articles of Association”), where the financial statements prepared in accordance with PRC Accounting Standards for Business Enterprises, materially differ from those prepared in accordance with either International Financial Reporting Standards or those prepared in accordance with the place outside the PRC where the Company’s shares are listed, the distributable profit for the relevant accounting period shall be deemed to be the lesser of the amounts shown in those respective financial statements. Distributable reserves of the Company as at 31 December 2009, calculated on the above basis and before deducting the proposed final dividends for 2009, amounted to RMB37,922 million.

Please refer to note 21 of the audited financial statements for details of the movements in the reserves of the Company and the Group for the year ended 31 December 2009.

Donations

For the year ended 31 December 2009, the Group made charitable and other donations with a total amount of RMB8 million.

Subsidiaries and Associated Companies

Please refer to note 8 and note 9 of the audited financial statements for details of the Company’s subsidiaries and the Group’s interests in associated companies as at 31 December 2009.

Changes in Equity

Please refer to the consolidated statement of changes in equity as contained in the audited financial statements of this year (page 107 of this annual report).

Retirement Benefits

Please refer to note 37 of the audited financial statements for details of the retirement benefits provided by the Group.

Report of the Directors (continued)

Stock Appreciation Rights

Please refer to note 38 of the audited financial statements for details of the stock appreciation rights offered by the Company.

Pre-Emptive Rights

There are no provisions for pre-emptive rights in the Articles of Association requiring the Company to offer new shares to the existing shareholders in proportion to their shareholdings.

Major Customers and Suppliers

For the year ended 31 December 2009, sales to the five largest customers of the Group accounted for an amount no more than 30% of the operating revenues of the Group.

For the year ended 31 December 2009, purchases from the five largest suppliers of the Group accounted for an amount no more than 30% of the total annual purchases of the Group.

To the knowledge of the Board, no director of the Company, their associates, or any person holding more than 5% of the issued share capital in the Company has any interests in such suppliers.

Continuing Connected Transactions

The following table sets out the amounts of continuing connected transactions of the Group for the year ended 31 December 2009:

Transactions	Transaction amount (RMB millions)		Annual monetary cap for continuing connected transactions (RMB millions)
Net transaction amount of centralised services	534		800
Net expenses for interconnection settlement	598		N/A	[1]
Mutual leasing of properties	410		510
Provision of IT services by China Telecommunications Corporation and its subsidiaries (except for the Group) (the “China Telecom Group”)[2]	520		850
Provision of Supplies Procurement services by China Telecom Group	1,956		3,300
Provision of Supplies Procurement services to China Telecom Group	940		1,650
Provision of engineering services by China Telecom Group	5,970		8,327
Provision of community services by China Telecom Group	2,324		2,900
Provision of ancillary telecommunications services by China Telecom Group	6,044		6,800
CDMA network capacity lease fee	7,220	[3]	20,000

[1]

According to the waiver letter issued to the Company by The Stock Exchange of Hong Kong Limited on 31 July 2008, the Company is not required to set an annual monetary cap for the total amount under interconnection settlement agreements.

[2]

China Telecommunications Corporation is a controlling shareholder of the Company. Each of China Telecommunications Corporation and its subsidiaries (except for the Group) constitutes a connected person of the Company under the Listing Rules.

[3]

The CDMA network capacity lease fee has already deducted the capacity maintenance related costs of CDMA network payable to the Company by China Telecommunications Corporation amounted to RMB1,163 million.

Report of the Directors (continued)

Centralised Services Agreement

Pursuant to the Centralised Services Agreement signed between the Company and China Telecommunications Corporation on 10 September 2002 and the supplemental agreements subsequently entered into between the two parties (collectively, the “Centralised Services Agreement”), Centralised services includes the provision of centralised services such as the business management and operational services in relation to key corporate customers, its network management centre, business support centre, and also the provision of certain premises by the China Telecommunications Corporation to the Company. In addition, centralised services also include the common use of international telecommunications facilities between both parties. The aggregate costs incurred by the Company and China Telecommunications Corporation for the provision of management and operation services in relation to key corporate customers, its network management centre and business support centre will be apportioned between the Company and China Telecommunications Corporation on a pro rata basis according to the revenues generated by each party. Where the Company uses the premises provided by China Telecommunications Corporation, the Company shall pay premises usage fees to China Telecommunications Corporation on a pro rata basis according to the actual apportioned used areas on the venues. The premises usage fees shall be determined through negotiation between the two parties based on comparable market rates. In the situation where both parties use third-party international telecommunications facilities and accept third-party services such as the costs of restoration maintenance, the annual utilisation fee shall be determined on a pro rata basis according to the actual utilisation each year. In the situation where both parties use the international telecommunications facilities of China Telecommunications Corporation, the associated costs shall be determined on a pro rata basis according to volume of the inbound and outbound voice calls to and from international regions, Hong Kong, Macau and Taiwan originating from each party divided by the aggregate volume of the inbound and outbound voice calls to and from international regions, Hong Kong, Macau and Taiwan originating from both parties. The utilisation fee shall be determined through negotiation between the two parties based on market rates.

The Centralised Services Agreement was renewed on 16 December 2009 with expiration on 31 December 2010, and may be renewed for further periods of one year upon expiration without limit in the number of renewals, unless the Company provides a notice of non-renewal in writing to the China Telecommunications Corporation three months prior to the end of the relevant term.

Interconnection Settlement Agreement

Pursuant to the Interconnection Settlement Agreement signed between the Company and China Telecommunications Corporation on 10 September 2002 and the supplemental agreements subsequently entered into between the two parties (collectively, the “Interconnection Settlement Agreement”), the telephone operator terminating a telephone call made to its local access network under the agreement shall be entitled to receive from the operator from which the telephone call originated, a fee of RMB0.06 per minute. When originating a telephone call, the Company shall pay RMB0.06 per minute to China Telecommunications Corporation. The settlement regions include Beijing city, Tianjin city, Hebei province, Heilongjiang province, Jilin province, Liaoning province, Shanxi province, Henan province, Shandong province, Inner Mongolia Autonomous Region and Tibet Autonomous Region. The rates for interconnection settlement and the charges payable for the interconnection are prescribed by the Ministry of Industry and Information Technology.

The Interconnection Settlement Agreement was renewed on 31 December 2008 for another two years with expiration on 31 December 2010 and will be renewed for a period of three years upon expiration without limit in the number of renewals, unless the Company provides notice of non-renewal in writing to the China Telecommunications Corporation three months prior to the end of the relevant term.

Report of the Directors (continued)

Property Leasing Framework Agreement

Pursuant to the Property Leasing Framework Agreement signed between the Company and China Telecommunications Corporation on 30 August 2006, the Group and China Telecommunications Corporation and/or its associates can enter into the lease of property mutually. The rental charges under the Property Leasing Framework Agreement were determined according to market rates, with reference to the fees standards of the local price authority. The rental charges are subject to review every three years.

The Property Leasing Framework Agreement was renewed on 16 December 2009 with expiration on 31 December 2010 and may be renewed for further periods of one year upon expiration without limit in the number of renewals, unless the Company provides notice of non-renewal in writing to the China Telecommunications Corporation three months prior to the end of the relevant term.

IT Services Framework Agreement

Pursuant to the IT Services Framework Agreement signed between the Company and China Telecommunications Corporation on 30 August 2006 and the supplemental agreements subsequently entered into between the two parties (collectively, the “IT Services Framework Agreement”), the provision of information technology services by China Telecommunications Corporation and/or its associates provided to the Company and vice versa, including office automation and software testing.

Each of the Company and China Telecommunications Corporation and/or its associates is entitled to participate in bidding for the right to provide services to the other party under the agreement. The charges payable for such services shall be determined by reference to market rates obtained through the tender process. If the terms of an offer from the Company or China Telecommunications Corporation and/or its associates are at least as favourable as those offered by an independent third-party provider, the Company or China Telecommunications Corporation and/or its associates may give priority to using the services provided by the other party.

The IT Services Framework Agreement was renewed on 16 December 2009 with expiration on 31 December 2010 and may be renewed for further periods of one year upon expiration without limit in the number of renewals, unless the Company provides notice of non-renewal in writing to the China Telecommunications Corporation three months prior to the expiry of the relevant term.

Community Services Framework Agreement

Pursuant to the Community Services Framework Agreement signed between the Company and China Telecommunications Corporation on 30 August 2006 and the supplemental agreements subsequently entered into between the two parties (collectively, the “Community Services Framework Agreement”), China Telecommunications Corporation and/or its associates provide community services such as culture, education, property management, vehicle service, health and medical care, hotel and conference service, community and sanitary service to the Company. The community services under the Community Services Framework Agreement are provided at:

(1)	the government-prescribed prices;

(2)	where there are no government-prescribed prices but where there are government-guided prices, the government-guided prices apply;

(3)	where there are neither government-prescribed prices nor government-guided prices, the market prices apply. The market price is defined as the price at which the same type of services are provided by independent third parties in the ordinary course of business; or

(4)	where none of the above is applicable, the prices are to be agreed between the relevant parties for the provision of the above services, which shall be the reasonable costs incurred in providing the same services plus reasonable profit margin (for this purpose, “reasonable costs” means such costs as confirmed by both parties after negotiations).

Report of the Directors (continued)

The Community Services Framework Agreement was renewed on 29 October 2009 with expiration on 31 December 2010 and may be renewed for further periods of three years upon expiration without limit in the number of renewals, unless either party provides notice of non-renewal in writing to the other party three months prior to the expiry of the relevant term.

Supplies Procurement Services Framework Agreement

Pursuant to the Supplies Procurement Services Framework Agreement signed between the Company and China Telecommunications Corporation on 30 August 2006 and the supplemental agreements subsequently entered into between the two parties (collectively, the “Supplies Procurement Services Framework Agreement”), the provision of supplies procurement services by the China Telecommunications Corporation and/or its associates to the Group and vice versa, including the comprehensive procurement services, the sale of proprietary telecommunication equipment, resale of third party equipment, management of tenders, verification of technical specification, storage, transport and installation services.

The charges payable for the above services are calculated at: where payments made in relation to the agency services for the provision of supplies procurement are in the form of commissions:

(1)	procurement services in respect of imported telecommunications supplies are provided at 1% of the contract value at the maximum;

(2)	procurement services in respect of domestic telecommunications supplies and other domestic non-telecommunications materials are provided at 3% of the contract value at the maximum.

The pricing basis for the services for the provision of supplies procurement other than agency services under the Supplies Procurement Services Framework Agreement is the same as those set out in the Community Services Framework Agreement.

The Supplies Procurement Services Framework Agreement was renewed on 16 December 2009 with expiration on 31 December 2010 and may be renewed for further periods of one year upon expiration without limit in the number of renewals, unless the Company provides notice of non-renewal in writing to the China Telecommunications Corporation three months prior to the expiry of the relevant term.

Engineering Framework Agreement

Pursuant to the Engineering Framework Agreement signed between the Company and China Telecommunications Corporation on 30 August 2006 and the supplemental agreements subsequently entered into between the two parties (collectively, the “Engineering Framework Agreement”), China Telecommunications Corporation and/or its associates through bids provide to the Company supervision and management of services relating to construction, design, equipment installation and testing and/or services as the main contractors for the construction and supervision of engineering projects. The charges payable for such engineering services shall be determined by reference to the market rates. The charges payable for the design or supervision of engineering projects with a value over RMB500,000, or any construction of engineering projects with a value over RMB2 million shall be determined by referring to the tender price.

Report of the Directors (continued)

The Engineering Framework Agreement was renewed on 29 October 2009 with expiration on 31 December 2010 and may be renewed for further periods of three years upon expiration without limit in the number of renewals, unless the Company provides notice of non-renewal in writing to the China Telecommunications Corporation three months prior to the expiry of the relevant term.

Ancillary Telecommunications Services Framework Agreement

Pursuant to the Ancillary Telecommunications Services Framework Agreement signed between the Company and China Telecommunications Corporation on 30 August 2006 and the supplemental agreements subsequently entered into between the two parties (collectively, the “Ancillary Telecommunications Services Framework Agreement”), China Telecommunications Corporation and/or its associates provide repair and maintenance services, including repair of telecommunications equipment, maintenance of fire equipment and telephone booths, as well as other customer services to the Company. The pricing terms for ancillary telecommunications services in the Ancillary Telecommunications Services Framework Agreement are the same as those set out in the Community Services Framework Agreement.

The Ancillary Telecommunications Services Framework Agreement was renewed on 29 October 2009 with expiration on 31 December 2010 and may be renewed for further periods of three years upon expiration without limit in the number of renewals, unless either party provides notice of non-renewal in writing to the other party three months prior to the expiry of the relevant term.

CDMA Network Capacity Lease Agreement

Pursuant to the CDMA Network Capacity Lease Agreement signed between the Company and China Telecommunications Corporation on 27 July 2008, China Telecommunications Corporation agreed to lease its CDMA network capacity under the CDMA network to the Company and the Company shall have the exclusive right to use and operate the CDMA network to provide CDMA services in its service areas. The leasing fee is based on 28% of the CDMA service revenue (which is calculated by the total revenue from the CDMA services operations minus any upfront non-refundable revenue arising out of the CDMA operations and any revenue from sale of telecommunication products in connection with the CDMA operations) per year. For the year ended 31 December 2008 and for the year ending 2009, there is no minimal annual leasing fee. For the year ending 31 December 2010, the minimum annual lease fee shall be 90% of the total amount of the lease fee paid by the Company to China Telecommunications Corporation in the year ending 31 December 2009. The cost of network construction shall be borne by China Telecommunications Corporation, while the maintenance-related costs shall be shared as agreed between the two parties.

Pursuant to the CDMA Network Capacity Lease Agreement, China Telecommunications Corporation has granted to the Company an option to purchase the CDMA network. The option may be exercised, at the discretion of the Company, at any time during the term of the lease or within one year after the expiry of the lease. No premium has been paid or will be payable by the Company for the grant of the option.

The CDMA Network Capacity Lease Agreement is effective till 31 December 2010 and may be renewed for further periods as agreed by both parties on similar terms.

Report of the Directors (continued)

Strategic Agreement and its Supplemental Agreements

Pursuant to the Strategic Agreement signed between the Company and China Communications Services Corporation Limited (“China Communications Services”) on 30 August 2006 and a supplemental agreement (“Strategic Agreement and its Supplemental Agreement”) signed on 15 June 2007, the Company agreed that, in the period between 1 January 2007 and 31 December 2009, if service terms related to the design, implementation and supervision of the communications engineering provided by China Communications Services are basically the same as those of other service providers, the provincial branches of the Company in the service area of China Communication Services shall annually receive such services from the related wholly-owned subsidiaries of China Communications Services with total value no less than 10.6% of total annual capital expenditure of the related provincial branches of the Company in that year. China Communications Services will offer at least 5% price discount to the Company based on the applicable standard prices for the services in connection with the design, construction, project supervision and management of communication engineering projects. Meanwhile, pursuant to the Strategic Agreement and its Supplemental Agreement, the Company pledged that, in the period between 1 January 2007 and 31 December 2009, if the terms related to certain maintenance management services provided by China Communications Services are basically the same as those of other service providers, the provincial branches of the Company in the service area of China Communication Services shall annually receive such services from the wholly-owned subsidiaries of China Communications Services with total value no less than RMB1,780 million.

The business areas of the strategic alliance between the two parties governed by the terms and conditions in the Strategic Agreement and its Supplemental Agreement include: design, implementation and supervision of the communications engineering, maintenance management service, contents application service, sales channel service, usage of telecommunications and other new businesses arising from time to time which are appropriate for the collaboration between the two parties. China Communications Services pledges its support to the strategic transformation of the Company from a traditional basic telecommunications operator to an integrated information service provider, its active support to the Company’s business development, and its active use of the Company’s products and services in its own business. Such services shall comply with the related standards of China or the standards agreed by both parties, and shall be on terms no less favourable than those available to any third parties to which the same or similar services are provided by either party. Without breaching the requirements governed by PRC laws, in respect of the same services, where the terms and conditions of services provided by either party to the Strategic Agreement and its Supplemental Agreement are the same as those provided by an independent third party, the party under the Strategic Agreement and its Supplemental Agreement shall have the priority to be appointed as the service provider by the other party.

The Company and China Communications Services has entered into a supplemental agreement (“2009 Supplemental Agreement”) on 29 October 2009 to renew the Strategic Agreement and its Supplemental Agreement in accordance with their provisions for a further term of three years expiring on 31 December 2012. Upon expiration, both parties may negotiate the renewal of Strategic Agreement which is subject to the requirements of Chapter 14A of the Listing Rules (including disclosure and independent shareholders’ approval requirements).

Neither the Strategic Agreement nor Supplemental Agreement nor the 2009 Supplemental Agreement sets out any annual caps for the transactions thereunder as China Telecommunications Corporation, the holding company of China Communications Services, has signed certain framework agreements for continuing connected transactions with the Company and the transactions contemplated under the Strategic Agreement, Supplemental Agreements and 2009 Supplemental Agreement are covered by these framework agreements. These frameworks agreements are already subject to annual caps and the proposed annual caps for the transactions under the Strategic Agreement and the Supplemental Agreement (as amended by the 2009 Supplemental Agreement) are subsumed under the annual caps of those framework agreements between the Company and China Telecommunications Corporation (including the Engineering Framework Agreement, the Ancillary Telecommunications Services Framework Agreement and the Community Services Framework Agreement).

Report of the Directors (continued)

The Company confirms that it has complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules in respect of the above connected transactions.

The Independent Non-Executive directors of the Company have confirmed that all continuing connected transactions for the year ended 31 December 2009 to which the Group was a party:

1.	had been entered into, and the agreements governing those transactions were entered into, by the Group in the ordinary and usual course of business;

2.	had been entered into either:

(i)	on normal commercial terms; or

(ii)	if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Company than those available to or (if applicable) from independent third parties; and

3.	had been entered into in accordance with the relevant terms that are fair and reasonable and in the overall interests of the shareholders of the Company as a whole.

The Independent Non-Executive directors have further confirmed that:

The values of continuing connected transactions entered into between the Group and its connected persons which are subject to annual caps have not exceeded their respective annual caps.

The auditors of the Group have reviewed the continuing connected transactions of the Group and have confirmed to the Board that the transactions:

1.	have received the approval of the Board;

2.	have been entered into in accordance with the pricing policies as stated in the relevant agreements; and

3.	have been entered into in accordance with the terms of the agreements governing such transactions; and the values of continuing connected transactions entered into between the Group and its connected persons which are subject to annual caps have not exceeded their respective annual caps.

Report of the Directors (continued)

Compliance with Code on Corporate Governance Practices

Please refer to the “Corporate Governance Report” set out in page 67 of this 2009 annual report of the Company for details of our compliance with the Code on Corporate Governance Practices.

Material Legal Proceedings

As at 31 December 2009, the Company was not involved in any material litigation or arbitration, and as far as the Company is aware, no material litigation or claims were pending or threatened or made against the Company.

Auditors

KPMG and KPMG Huazhen were appointed as the international and domestic auditors of the Company for the year ended 31 December 2009. KPMG has audited the accompanying financial statements, which have been prepared in accordance with International Financial Reporting Standards. The Company has engaged KPMG and KPMG Huazhen since the date of its listing. A resolution for the reappointment of KPMG and KPMG Huazhen as the international and domestic auditors of the Company for the year ending 31 December 2010 will be proposed at the Annual General Meeting of the Company to be held on 25 May 2010.

By Order of the Board

Wang Xiaochu

Chairman and Chief Executive Officer

Beijing, PRC

22 March 2010

Report of the Supervisory Committee

During the reporting period, all members of the Supervisory Committee, acted strictly in accordance with the Company Law of the People’s Republic of China and the Articles of Association of the Company, followed the principles of integrity, rigorousness and discipline to diligently and effectively carry out its supervisory function so as to safeguard the interests of shareholders and the Company.

During the reporting period, the Supervisory Committee held five meetings. At the first meeting of the Third Session of the Supervisory Committee held in January 2009, the Supervisory Committee approved the renewal of Mr. Xiao Jinxue’s term of office to be the Chairman of the Third Session of the Supervisory Committee of China Telecom Corporation Limited. The Supervisory Committee also reviewed and approved a proposal for the remuneration of the Independent Supervisor of the Supervisory Committee. At the second meeting of the Third Session of the Supervisory Committee held in March of the same year, the Supervisory Committee reviewed and approved five agenda items, including the financial statements for the year 2008, the independent auditors’ report, the profit distribution and dividend proposal, the Supervisory Committee’s report for the year 2008 and the working plan of the Supervisory Committee for the year 2009. At the third meeting of the Third Session of the Supervisory Committee held in August 2009, the Supervisory Committee has reviewed the interim financial statements and the independent auditors’ review report of 2009. At the fourth meeting of the Third Session of the Supervisory Committee held in October of the same year, the Supervisory Committee approved the resignation of Mr. Xiao Jinxue as a Supervisor of the Company due to a change in job responsibility. On the same day, the Supervisory Committee proposed to elect Mr. Miao Jianhua as a supervisor of the Company. At the fifth meeting of the Third Session of the Supervisory Committee held in December 2009, the Supervisory Committee elected Mr. Miao Jianhua as the Chairman of the Third Session of the Supervisory Committee of China Telecom Corporation Limited. During the reporting period, members of the Supervisory Committee supervised the major decision-making processes of the Company and the performance of duties carried out by members of the Board of Directors and the senior management through their attendance at the Extraordinary General Meeting, meetings of the Board of Directors and meetings of the Audit Committee.

The Supervisory Committee is of the view that 2009 was a remarkable year in the history of the development of the Company. Following the acquisition pursuant to the industry restructuring and grant of 3G license, the Company realised the long dream to start the full services operation and confronted with unprecedented opportunities and challenges. The Company as a whole has attained significant achievements by striving together to accomplish all targeted missions and proactively tackling severe market competition and the negative impacts brought by the global financial crisis. The Supervisory Committee is satisfied with the performance of the Company in 2009 and is confident with the future of the Company.

The Supervisory Committee believes that during 2009, all members of the Board of Directors and members of senior management have upheld the principles of diligence and integrity, safeguarded the interests of shareholders, fulfilled their role fully in accordance with the Articles of Association of the Company, diligently implemented the resolutions approved at the shareholders’ general meetings and the board meetings, and persistently managed operations in accordance with the relevant regulations for listed companies. The Supervisory Committee did not observe any behaviors that have breached the laws, rules and Articles of Association of the Company, or affected the interests of shareholders.

Upon the review of the unqualified financial statements of the Company for the year ended 2009 and other relevant information which was prepared in accordance with PRC Accounting Standards for Business Enterprises and regulations and International Financial Reporting Standards as audited by domestic certified accountants and international auditors of the Company, and proposed to be submitted to the shareholders’ general meeting by the Board of Directors, the Supervisory Committee is of the opinion that the financial statements are prepared in accordance with the principle of consistency and that they truly and fairly reflect the Company’s financial position, results of operations and cash flows.

In 2010, the Supervisory Committee will continue to do its best to further improve the planning of supervision and strengthening its efforts in monitoring to preserve the interests of all investors.

By Order of the Supervisory Committee

Miao Jianhua

Chairman of the Supervisory Committee

Beijing, PRC

22 March 2010

Recognition & Awards

1.	The Company has been voted by investors the “No. 1 Best Managed Company in China” across all industries in the “Asia Best Managed and Governed Companies 2010” ranking by Euromoney.

2.	The Company has been voted by investors the “No. 1 Best Managed Company in Asia” in the “Asia Best Managed and Governed Companies 2010” ranking by Euromoney.

3.	The Company was awarded the “Best Companies in Corporate Governance in China” by Corporate Governance Asia’s Annual Recognition Awards 2009.

4.	The corporate website of the Company (www.chinatelecom-h.com) was accredited the Gold Winner in the iNova Awards 2009.

5.	The 2008 annual report won the Best of Hong Kong Grand Award in the 2009 International ARC Awards.

6.	The corporate website of the Company (www.chinatelecom-h.com) won the “Best Investor Relations Website” in Greater China in IR Global Rankings 2009.

7.	The Company was awarded the “Best Investor Relations” in China by FinanceAsia in the Asia’s Best Companies Poll 2009.

8.	Mr. Wang Xiaochu, Chairman and CEO of the Company, was awarded the “Best CEO” in China by FinanceAsia in the Asia’s Best Companies Poll 2009.

9.	Madam Wu Andi, CFO of the Company, was awarded the “Best CFO” in China by FinanceAsia in the Asia’s Best Companies Poll 2009.

Corporate Governance Report

Overview of Corporate Governance

The Company is dedicated to enhance corporate values and ensure long term sustainable development. To achieve this goal, the Company inherited an excellent and prudent management style and insisted on practising highly transparent corporate governance with efficient management and operations. The Company attaches great importance on high quality board management, comprehensive internal control mechanism and sufficient transparency and strives to ensure the operations are in the long term interests of the Company and its shareholders as a whole. In 2009, the Company increasingly improved the daily operations of the Board of Directors and its sub-committees, continued to perfect and optimise the Company’s organisational structure, and put comprehensive risk management into operational practice, so as to continuously enhance its standard of corporate governance and firmly protect the interests of shareholders.

As a company incorporated in the PRC, the Company adopts the PRC Company Law and other related laws and regulations as the basic guidelines for the Company’s corporate governance. As a company listed both in Hong Kong and the United States, the current Articles of Association are in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“the Listing Rules”) in Hong Kong and the regulatory requirements for non-US companies listed in the United States, and these rules serve as guidance for the Company to improve its foundation of corporate governance. The Company has regularly published responsibility statements relating to its internal control in accordance with the US Sarbanes-Oxley Act of 2002 and the regulatory requirements of the U.S. Securities and Exchange Commission (SEC) and the New York Stock Exchange, to confirm its compliance with related financial reporting, information disclosure and corporate internal control requirements.

The Charter of Audit Committee of the Company was amended in March 2009 to reflect certain code provisions under the Code on Corporate Governance Practices in Appendix 14 of the Listing Rules which became effective from 1 January 2009. The roles of Chairman and Chief Executive Officer of the Company were performed by the same individual for the year of 2009. In the Company’s opinion, through supervision of the Board and the Independent Non-Executive Directors, and effective control of the Company’s internal check and balance mechanism, the same individual performing the roles of Chairman and Chief Executive Officer can achieve the goal of improving the Company’s efficiency in decision-making and execution, and effectively capture business opportunities. Many leading international corporations also have similar arrangements.

Save as stated above, the Company has been in compliance with all the code provisions as set out in Appendix 14 “Code on Corporate Governance Practices” of the Listing Rules in the year 2009.

In 2009, the Company’s continuous efforts in corporate governance had gained wide recognition from the capital market and accredited with a number of awards. The Company was honored Number 1 in the “Model State-owned Enterprises in China” for the year 2009 by the government. The Company was also named the “No. 1 Best Managed Company in Asia” and “No. 1 Best Managed Company in China” by Euromoney, while at the same time was ranked as having the “Best Corporate Governance in Asia”, the “Most Convincing and Coherent Strategy in Asia” and the “Most Accessible Senior Management in Asia” in each individual categories. In addition, the Company was awarded “Best Investor Relations”, “Best Managed Company” and “Best Corporate Governance” by FinanceAsia, and Mr. Wang Xiaochu, Chairman and Chief Executive Officer of the Company, was awarded “Best CEO” in China, and Madam Wu Andi, Chief Financial Officer of the Company, was awarded “Best CFO” in China. Furthermore, the Company was accredited with “The Most Promising Companies in China “by The Asset; the “Asia’s Best Companies in Corporate Governance in China” by Corporate Governance Asia; ranked as “Top 10 in China” in the “Asia 200” survey by The Wall Street Journal Asia; and was awarded “CAPITAL Outstanding China Enterprise Awards — Telecommunications” by CAPITAL for four consecutive years. The Company’s 2008 Annual Report also won the Gold Award in the overall annual report category at the “2009 International ARC Awards” and won the “Grand Award — Best of Hong Kong” amongst the winning entries in the “Best of Class” competition.

Corporate Governance Report (continued)

Overall Structure of Corporate Governance

A double-tier structure has been adopted as the overall structure for corporate governance: the Board and the Supervisory Committee are established under the Shareholders’ Meeting. Audit Committee, Remuneration Committee and Nomination Committee were established under the Board. The Board is authorised by the Articles of Association to make major decisions in regard to the Company’s operation and to oversee the daily operation of the senior management. The Supervisory Committee is mainly responsible for the supervision of the performance of duties by the Board and the senior management. Each of the Board of Directors and the Supervisory Committee is independently accountable to the Shareholders’ Meeting.

Shareholders’ Meeting

In 2009, the Company convened three shareholders’ general meetings, including the Annual General Meeting (“AGM”) for 2008 and two Extraordinary General Meetings (“EGM”). The AGM held on 26 May 2009 reviewed and approved the financial statements for the year of 2008, Report of the Independent International Auditor, proposal for annual profit distribution and final dividends, authorisation to the Board for the formulation of a budget for 2009, appointment and remuneration of auditors, and authorisation to the Board to issue bonds. The first EGM was held on 12 March 2009 to approve the amendments to the Articles of Association to include the CDMA2000 3G mobile business in the scope of business of the Company. The second EGM was held on 29 December 2009 to approve the renewal of connected transactions, appointment of supervisor and amendments to the Articles of Association.

Corporate Governance Report (continued)

Since the Company’s listing in 2002, at each of the shareholders’ general meetings, a separate shareholders’ resolution was proposed in respect to each independent item, and details of the voting procedures and the right of voting by poll at the demand of shareholders were recorded in the circulars to shareholders in accordance with the Articles of Association and the governing listing rules of the places of listing. These circulars to shareholders also provided details about the resolutions. All resolutions tabled at the Company’s shareholders general meetings were already conducted via voting by poll and all voting results were published on the websites of the Company and The Stock Exchange of Hong Kong Limited. The Company attaches great importance to the shareholders general meetings and the communication between directors and shareholders. The directors provided detailed and complete answers to the questions raised by shareholders at the shareholders’ general meetings.

Board of Directors

The Third Session of the Board of Directors comprises 14 directors with eight executive directors, one non-executive director, and five independent non-executive directors. The period of office lasts for three years, starting from 9 September 2008 until the day of the Company’s Annual General Meeting in 2011.

The number of independent non-executive directors constitute more than one-third of the Board members. Mr. Tse Hau Yin, Aloysius, Chairman of the Audit Committee, is an internationally renowned financial expert with expertise in accounting and financial management. The Audit Committee, Remuneration Committee and Nomination Committee under the Board, all comprise solely independent non-executive directors, ensuring that the committees are able to provide sufficient review, strive the balance and make independent judgments effectively to protect the interest of shareholders and the Company as a whole.

The Company strictly complies with the Code on Corporate Governance Practices of the Listing Rules and rigorously regulates the operating procedures of the Board and the committees under it, and ensures that the procedures of Board meetings are in compliance in terms of organisation, regulations and personnel. The Board is responsible for the effective supervision of the preparation of financial statements for each financial period, so that such financial statements truly and fairly reflect the financial position, the operating results and cash flows of the Company for each period. In preparing the financial statements for the year ended 31 December 2009, the directors adopted appropriate accounting policies and made prudent, fair and reasonable judgments and estimates, and prepared the financial statements on a going concern basis.

The Articles of Association of the Company provide that the Board is accountable to the shareholders’ meetings, and its duties include the execution of resolutions, formulation of major decisions for operations, financial proposals and policies, the Company’s management system, and the appointments of managers and other senior management personnel of the Company. The Articles of Association clearly define the respective duties of the Board and the management. The management is responsible for the operation and management of the Company, the implementation of the resolutions of the Board, developing the annual operation plans and investment proposals of the Company, set-up of the Company’s internal administrative organisations and sub-organisations, and performs other duties as authorised by the Articles of Association and the Board. In order to maintain a highly efficient operation, as well as flexibility and swiftness in operational decision-making, the Board, when necessary, may delegate its managing and administrative powers to the management, and provide clear guidance regarding such delegation so as to avoid seriously impeding or undermining the overall capabilities of the Board in exercising its powers.

All members of the Board of Directors/Committee are informed of the meeting schedule for the Board of Directors/Committee for the year at the beginning of each year. In addition, all Directors will receive notification at least 14 days prior to the meeting under normal circumstances. The Company Secretary is responsible for ensuring that the Board Meetings comply with all procedures, related rules and regulations while all directors can make inquiries to the Corporate Secretary for details to ensure that they have received sufficient information on various matters related to the meeting agendas. In addition, the Company regularly reminds directors of their functions and responsibilities by providing them with information about the latest development of listing rules and other applicable regulations. To ensure that directors are familiar with the Company’s latest operations for decision-making, the Company provides key financial data and operational information to the directors on a monthly basis. Through regular Board meetings and reports from management, the directors are able to clearly understand the operations, business strategy and latest development of the Company and the industry. The Company also provides all newly appointed directors with updated data on industry development by arranging induction activities.

Corporate Governance Report (continued)

The Board meets at least four times a year. Additional board meetings will be held when necessary. In 2009, the Board of Directors played a significant role in the Company’s operation, budgeting, decision-making, supervision, internal control, organisational restructuring and corporate governance. In 2009, the Company convened four board meetings, four audit committee meetings and one independent board meeting. At these meetings, the Board reviewed matters including the Company’s annual and interim financial statements, annual operational, financial and investment budgets, the impairment loss of the PHS assets, annual asset appraisals, internal control implementation and assessment report, proposal for annual profit distribution, annual report and interim report, appointment and remuneration of auditors, approval of authorisation granted to the Company for bond issue, amendments to the Articles of Association and continuing connected transactions.

Attendance rates of individual directors at Board meetings in 2009 (including attendance with written proxies)

Number of Directors		14

Directors	Number of meeting/attendance	Attendance Rates

Executive Directors
Wang Xiaochu (Chairman)	4/4	100%
Shang Bing	4/4	100%
Wu Andi	4/4	100%
Zhang Jiping	4/4	100%
Zhang Chenshuang	4/4	100%
Yang Xiaowei	4/4	100%
Yang Jie	4/4	100%
Sun Kangmin	4/4	100%

Independent Non-executive Directors
Wu Jichuan	4/4	100%
Qin Xiao	4/4	100%
Tse Hau Yin, Aloysius	4/4	100%
Cha May Lung, Laura	4/4	100%
Xu Erming	4/4	100%

Non-Executive Director
Li Jinming	4/4	100%

Corporate Governance Report (continued)

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Listing Rules to govern securities transactions by the Directors. Based on the written confirmation from the Directors, all of the Company’s Directors have strictly complied with Appendix 10 Model Code for Securities Transactions by Directors of Listed Issuers of the Listing Rules regarding the standard requirements for directors in conducting securities transactions. The Company has received annual independence confirmations from each of the independent non-executive directors, and considers them to be independent.

Audit Committee

The Audit Committee comprises four independent non-executive directors. The Charter of the Audit Committee clearly defines the status, qualifications, work procedures, duties and responsibilities, funding and remuneration, etc. of the Audit Committee. The Audit Committee’s principal duties include the supervision of the truthfulness and completeness of the Company’s financial statements, the effectiveness and completeness of the Company’s internal control and risk management system, as well as the work of the Company’s internal audit department. It is also responsible for the monitoring and review of the qualifications, selection and appointment, independence and services of external independent auditors. The Audit Committee ensures that the management has discharged its duty to establish and maintain an effective internal control system including the adequacy of resources, qualifications and experience of staff fulfilling the accounting and financial reporting function of the Company together with the adequacy of the staff’s training programmes and the related budget. The Audit Committee also has the authority to set up a reporting system to receive and handle cases of complaints or complaints made on an anonymous basis regarding the Company’s accounting, internal control and audit matters. The Audit Committee will regularly reports on its work to the Board.

In 2009, pursuant to the requirements of the governing laws and regulations of the places of listing and the Charter of the Audit Committee, and under the clear mandate of the Board, the Audit Committee fully assumed its responsibilities. The Audit Committee also proposed a number of practical and professional improvement recommendations based on the Company’s actual circumstances, in order to promote the continuous improvement and perfection of corporate management. The Audit Committee has provided important support to the Board and played a significant role in protecting the interests of independent shareholders.

In 2009, the Audit Committee convened four meetings, where it reviewed important matters related to the Company’s financial statements, assessment of the qualifications, independence and performance of the external auditors and their appointments, effectiveness of internal control, internal audit, connected transactions and amendments to the Charter of the Audit Committee. The Audit Committee received quarterly reports in relation to the internal audit and connected transactions and provided guidance to the internal audit department. Additionally, the Audit Committee reviewed internal control assessment and audit reports, followed up with the recommendations proposed by the external auditors, reviewed the U.S. annual report, and communicated independently with the auditors.

Corporate Governance Report (continued)

Attendance rates of individual members of the Audit Committee in 2009 (including attendance with written proxies)

Number of Committee members	4

Percentage of Independent Non-executive Directors of the Committee	100%

Member of the Committee	Number of meeting/attendance	Attendance Rates
Tse Hau Yin, Aloysius (Chairman of the Committee)	4/4	100%
Wu Jichuan	4/4	100%
Qin Xiao	4/4	100%
Xu Erming	4/4	100%

Remuneration Committee

The Remuneration Committee comprises four independent non-executive directors. The Charter of the Remuneration Committee clearly defines the status, qualifications, work procedures, duties and responsibilities, funding and remuneration etc. of the Remuneration Committee. The Remuneration Committee assists the Company’s Board to formulate overall remuneration policy and structure for the Company’s directors and senior management personnel, and to establish related remuneration procedures that are standardised and transparent. The Remuneration Committee’s principal duties include supervising the compliance of the Company’s remuneration system with legal requirements, presenting the evaluation report on the Company’s remuneration system to the Board, as well as giving recommendations to the Board in respect to the overall remuneration policy and structure for the Company’s directors and senior management personnel. Its responsibilities comply with the requirements of the Code on Corporate Governance Practices. The Remuneration Committee regularly reports its work to the Board. No meeting was held by the Remuneration Committee in 2009.

Nomination Committee

The Company’s Nomination Committee was formed by four independent non-executive directors. The Charter of the Nomination Committee clearly defines the status, qualifications, work procedures, duties and responsibilities, funding and remuneration etc. of the Nomination Committee, and it specifically requires that the Nomination Committee members have no significant connection to the Company, and comply with the regulatory requirements related to “independence”. The Nomination Committee assists the Board to formulate standardised, prudent and transparent procedures and succession plans for the appointment of directors, and further improve the composition of the Board. The principal duties of the Nomination Committee include: regularly reviewing the structure, number of members and composition of the Board; identifying candidates and advising the Board with the appropriate qualifications for the position of Directors; evaluating the independence of independent non-executive directors; advising the Board on matters regarding the appointment or re-appointment of directors and succession plans for the directors. The Nomination Committee is accountable to the Board and regularly reports its work. The Nomination Committee has not convened any meeting in 2009 because there were no significant matters such as the addition and replacement of directors.

Independent Board Committee

Pursuant to the requirements under the Listing Rules, the Company’s Independent Board Committee convened one meeting in 2009, with all five independent non-executive directors attended where it reviewed the renewal of connected transactions and gave the relevant confirmation as well as submitted the recommendations on these matters to the independent shareholders.

Supervisory Committee

The Company established the Supervisory Committee in accordance with PRC Company Law. At present, the Supervisory Committee comprises five supervisors, of which there is an external independent supervisor and an employee representative supervisor. Mr. Xiao Jinxue tendered his resignation as a supervisor of the Company in 2009 due to a change in job responsibility. The Company convened an Extraordinary General Meeting on 29 December 2009 to appoint Mr. Miao Jianhua to be the supervisor of the Third Session of the Supervisory Committee. On the same date after the Extraordinary General Meeting, the Supervisory Committee held a meeting to elect Mr. Miao Jianhua as the Chairman of the Supervisory Committee.

Corporate Governance Report (continued)

The principal duties of the Supervisory Committee include supervising, in accordance with the law, the Company’s financials and performance of its directors, managers and other senior management of the Company so as to prevent them from abusing their powers. The Supervisory Committee is a standing supervisory organisation within the Company, which is accountable to and reports to all shareholders. The Supervisory Committee holds meetings at least once or twice a year.

Attendance rates of individual members of the Supervisory Committee in 2009

The Third Session of the Supervisory Committee

Number of Supervisors	5

Number of meetings in 2009	5

Supervisors	Number of Meetings/attendance	Attendance Rates
Miao Jianhua (Chairman of the Committee, appointed as a supervisor of the Company in December 2009)	1/1	100%
XiaoJinxue (resigned as the Supervisor in December 2009)	4/4	100%
Zhu Lihao (Independent Supervisor)	5/5	100%
Ma Yuzhu (Employee Representative Supervisor)	5/5	100%
Xu Cailiao	5/5	100%
Han Fang	5/5	100%

External Auditors

The international and domestic auditors of the Company are KPMG and KPMG Huazhen, respectively. In order to maintain their independence, the non-audit services provided by the external auditors have not contravened the requirements of the US Sarbanes- Oxley Act of 2002.

A breakdown of the remuneration received by the external auditors for audit and non-audit services provided to the Company for the year ended 31 December 2009 is as follows:

Service item	Fee (RMB in millions)
Audit services	67.50
Non-audit services, mainly includes internal control advisory service	3.02

Total	70.52

The Audit Committee and the Board have agreed to the re-appointment of KPMG and KPMG Huazhen, respectively, as the international and domestic auditors of the Group for 2010, and the proposal will be submitted for approval at the 2009 Annual General Meeting.

Corporate Governance Report (continued)

Internal Control

Internal control system

The Board is aware of its responsibility to ensure a solid, complete and effective internal control system of the Company and to monitor the effective implementation of such system, in order to protect shareholders’ investment and the safety of the Company’s assets, whilst enhancing operation efficiency and effectiveness, and improving corporate governance, risk assessment, risk management and internal control. In this way, the Company can achieve long-term development goals. The Company’s management is responsible for the establishment and implementation of the internal control system. The internal control system of the Company is built on clear organisational structure and management duties, an effective delegation and accountability system, definite targets, policies and procedures, comprehensive risk assessment and management, a sound financial accounting system, and continuing analysis and supervision of operational performance. It covers all businesses and transactions of the Company. To make the internal control system more effective, the Company has formulated a code of conduct for the senior management and employees in order to ensure their ethical value and competency. The Company has continued to improve its internal declaration system, which encourages anonymous reporting of situations where employees, especially directors and senior management personnel, breach the rules.

In August 2003, the Company appointed KPMG Huazhen to provide advisory services in relation to internal control. Over more than six years, the Company has formulated manuals, implementing rules and supporting regulations in relation to internal control and based on the requirements of the U.S. securities regulatory authorities and the COSO Internal Control Framework. The Company has also been strengthening its IT internal control capabilities, which has improved the efficiency and effectiveness of internal control, enhancing the safety of the Company’s information system so that the integrity, timeliness and reliability of data and information are maintained.

To ensure the truthfulness, accuracy, completeness and timeliness of the Company’s information disclosure, the Company has formulated rules for its information disclosure management in order to improve management of the Company’s information disclosure since its IPO in 2002. Over the years, the Company strictly complies with, and from time to time enhances, the formulated rules in order to strengthen the management on the information disclosure of the Company. It primarily focuses on: the disclosure of important information such as share price sensitive information and annual and interim reports; standardising the Company’s internal collection, processing, summarisation and reporting of its important information; formulating procedures for the regular and irregular external disclosure of documents; and defining the responsibilities and behavior standards of related internal departments, branches, and subsidiaries of the Company in respect to information disclosure.

In 2009, the Company revised and improved its internal control manuals and limits of authority in response to the internal control requirements of the Ministry of Finance of the People’s Republic of China. Such revision and improvement were also made to cope with the changes in corporate structure, organisational structure and full services operation, as well as impact resulting from market expansion, the integration of the mobile services, management innovation and changes in business processes. The revised sections included amendments to the internal control manual on content not applicable to the existing business process; the inclusion of the control procedures related to the mobile services and transformation services; rearrangement of the integrated billing system and the standardisation of the corresponding control points; and further clarification at the company level. Through perfection on the internal control system, the Company has ensured the realisation of effective internal control management under full services offerings. In addition, the Company has further strengthened the supervision and inspection of the implementation of internal controls to promote the effectiveness of implementation on the internal control, as well as to prevent and mitigate the financial risks.

Corporate Governance Report (continued)

Comprehensive Risk Management

The Company views comprehensive risk management as an important task within the Company’s daily operation. Pursuant to regulatory requirements in the United States and Hong Kong, the Company has formulated a unique five-step risk management approach based on risk management theory and practice, including risk identification, risk assessment, key risk analysis, risk reaction and risk management assessment. The Company has also designed a risk management template, implemented a standardised risk management procedure and established and refined the contralised risk directories and case studies database of the Company, so that risk management terminology is unified across all levels of the Company and the effectiveness of risk management was improved. Following the efforts made in the past three years, China Telecom has established a comprehensive risk management system and has gradually perfected its comprehensive risk monitoring and prevention mechanism.

In 2009, pursuant to the requirement of provision C2 of the Code on Corporate Governance Practices of the Stock Exchange of Hong Kong Limited and based on the works completed in 2008, the Company further incorporated comprehensive risk management into its daily operation. The Company has implemented the level-oriented, category-oriented and centralised risk management, with resources concentrated on the prevention of two types of major risk, including the risk of financial crisis and the risk following the restructuring, and has achieved satisfactory results. In 2009, the Company was not confronted with any major risks.

After strict risk identification, assessment and analysis, the Company has conducted a preliminary assessment of potential major risks to the Company in 2010, such as the risk of financial crisis, risk of industry competition, risk of network convergence, risk of wireline operations, and has put forward detailed responsive measures. Through the use of strict and appropriate risk management procedures, the Company will ensure that the impact from the above risks to the Company are limited to and within an expected range.

Annual Internal Control Evaluation

The Company has been continuously improving its internal control system. In order to meet the governing regulatory requirements of its places of listing, including the United States and Hong Kong, and strengthen its internal control while guarding against operational risks, the Company’s internal audit department is responsible for coordinating the supervision and assessment of internal control.

The Company has adopted the COSO Internal Control Framework as the standard for the internal control assessment. With the management’s internal control testing guidelines and the Audit Standard No. 5 that were issued by PCAOB as its directives, the Company’s internal control assessment is composed of the self-assessment conducted by the persons responsible for internal control and of the independent assessment conducted by the internal audit department. In order to judge the nature of deficiencies in internal control and analyse the effectiveness of the internal control system, the Company adopts the following four major steps of assessment: (1) analyse and identify areas which require assessment, (2) assess the effectiveness of the design of internal control, (3) assess the effectiveness of the execution of internal control, (4) analyse the impact of deficiencies in internal control. The Company then rectifies any deficiencies found after the assessment. By formulating “Interim Measures for the Internal Control Assessment of Joint Stock”, “Manual for the Self-Assessment of Internal Control”, “Manual for the Independent Assessment of Internal Control” and other documents, the Company has ensured the assessment procedures are in compliance.

In 2009, the Company’s internal audit department initiated and coordinated the assessment of internal control at company level, timely reported the outcome to the Audit Committee in the fourth quarter and executed the opinions and recommendations in areas such as continual perfection of the overall internal control system, further reinforcement of the management, control and training, optimisation of the IT system for internal matching purposes and formulation of the relevant standards as set out by the Audit Committee.

Corporate Governance Report (continued)

Self-assessment of internal control adopts a top-down approach which reinforces assessment in respect of control points at the corporate level and control points corresponding to major accounting items. The Company insisted on risk-oriented principles and, on the basis of comprehensive assessment, identified key control areas and control points for major assessment through risk analysis. In 2009, based on its past experiences and by adhering to the principle of optimising assessment procedures and facilitating on-the-spot operation, the Company explored and further improved the ways and measures of self-assessment, such as the guidance and supervision of the internal control for nine provincial branches in northern China and for Beijing branch. The self- assessment worked coherently with the actual operational management, further improving the corresponding measures towards the operational risks and depth of risk management. The drawbacks were rectified on timely basis and achieved a remarkable result on improving the quality of work and efficiency.

In 2009, the Company actively investigated and proposed key issues as major risks for independent assessment that needed to be investigated deeply and thoroughly. To ensure that the nature of risks and problems were identified and captured, the Company’s assessment had to be based on a complete internal control system. In addition, the Company proposed to integrate independent assessment and daily audit projects effectively, aiming to improve the guidance of effectiveness of the overall audits. In this way, all units of the Company could enhance the quality and efficiency of their independent assessment. In accordance with the ideology and arrangement of assessment for the Company, all provincial branches launched a proactive independent assessment within each province. When problems of inter nal control were identified after the assessment, the provincial branches proposed recommendations and oversaw the process to rectify the problems. As a result, the independent assessment effectiveness of each provincial branch was improved. The Company guided all provincial branches to launch these independent assessments, whilst launching independent assessments of some provincial branches by incorporating a number of factors into consideration, such as extraordinary risks of internal control, proportion of assets and revenue, and the frequency of assessment made by external auditors. Through independent assessment, the Company not only grasped the overall situation of internal control, but also developed key tests for its high-risk processes. In addition, the Company inspected the related units in respect of their rectification of internal control deficiencies and focused on the key issues in order to ensure the depth and quality of assessment.

Furthermore, the Company organised internal control assessment during which the internal control assessment team and other relevant departments closely coordinated with the external auditors. The external audit covered the Company and all its subsidiaries as well as the key processes and control points in relation to major accounting items. The external auditors regularly communicated the results to the management.

All levels of the Company have been attaching great importance to rectifying internal control deficiencies. The Company pushes all units to carry out rectification in relation to deficiencies identified through self-assessment, independent assessment and the internal control audit made by the external auditors. The Company also highlighted the participation of professional departments whilst exploring the establishment of an internal control mechanism with long-term efficiency. To ensure effective rectification, the Company also strengthened the verification and supervision of the rectification of internal control deficiencies. Pursuant to requests from the Company, all provincial branches launched rectificationon any deficiencies identified from the assessment (including the assessment by external auditors) in a positive manner.

Through self-assessments and independent assessments conducted by branches at different levels, the Company carried out multi- layered and full-dimensional reviews of its internal control system, and put its utmost efforts into rectifying the problems which were identified. Through this method, the Company was able to ensure the effectiveness of internal control and successfully passed the year-end audit undertaken by the external auditors.

The Board, through the Audit Committee, reviewed the internal control system of the Company and its subsidiaries for the financial year ended 31 December 2009, which covered its controls on financial reporting, operation and compliance, as well as its risk management functions. The Board is of the view that the Company’s internal control system is solid, well-estated and effective. The annual review also considers the adequacy of resources, qualifications and experience of staff fulfilling the Company’s accounting and financial reporting functions, together with the adequacy of the staff’s training programmes and the relevant budget.

Corporate Governance Report (continued)

Investor Relations and Transparent Information Disclosure Mechanism

The Company establishes an investor relations department which is responsible for providing shareholders and investors with the necessary information, data and services in a timely manner. It also maintains proactive communications with shareholders, investors and other capital market participants and provides them with the necessary information so as to allow them to fully understand the operation and development of the Company. Every year, the Company’s senior management presents the annual results and interim results in Hong Kong. Through various activities such as analyst meetings, press conferences, global investor telephone conference and investors road shows, the senior management provides the capital markets and the media with important information related to key issues of which the investors are of prime concerns. This has helped to reinforce the understanding of the Company’s business and the overall development of the telecommunications industry in China. Since 2004, the Company has been holding the Annual General Meetings in Hong Kong to provide convenience and encourage its shareholders, especially public shareholders, to actively participate in the Company’s Annual General Meetings and to promote the direct communication and exchange of ideas between the Board of Directors and shareholders.

With an aim of strengthening communications with the capital market and enhancing the transparency of information disclosure, the Company has provided the quarterly disclosure of revenue, EBITDA, net profit figures and other key operational data, and the monthly announcements of the number of wireline access lines in service, mobile subscribers and wireline broadband subscribers. The Company attaches great importance to maintain daily communication with shareholders, investors and analysts. In 2009, the Company has participated in a number of investors conferences held by a number of major international investment banks in order to maintain active communication with institutional investors.

Corporate Governance Report (continued)

In 2009, the Company attended the following investors conferences held by major international investment banks:

Date	Name of Conference
January 2009	UBS Greater China Conference 2009
January 2009	Deutsche Bank Access China Conference 2009
January 2009	DBS Vickers Pulse of Asia 2009
January 2009	Merrill Lynch Hong Kong and China Corporate Day 2009
March 2009	Credit Suisse Asian Investment Conference 2009
April 2009	Hong Kong Stock Exchange/Daiwa Investors Conference 2009
May 2009	CLSA Corporate Access Forum 2009
May 2009	UBS Pan-Asian Telco Conference 2009
May 2009	Citigroup Asian Market Gainers Mini Conference 2009
May 2009	Macquarie China Conference 2009
June 2009	Nomura Shinka Conference 2009
June 2009	RBS China/Hong Kong Conference 2009
June 2009	Goldman Sachs Telecoms & Internet Corporate Day 2009
July 2009	Deutsche Bank Access China Corporate Day 2009
September 2009	CLSA China Investment Forum 2009
September 2009	CLSA Hong Kong Investors’ Forum 2009
September 2009	Daiwa Asian Teleco Day 2009
November 2009	Goldman Sachs China Investment Conference 2009
November 2009	Merrill Lynch China Investment Summit 2009
November 2009	Morgan Stanley Asia-Pacific Summit 2009
November 2009	HSBC Asia Investor Forum 2009
November 2009	RBS Asian Conference 2009
November 2009	Daiwa Investment Conference Hong Kong 2009

The Company’s investor relations website not only acts as the primary channel for the Company to disseminate press releases and corporate information to investors and the capital market, but also plays a significant role in evaluating the values of the company’s appraisals and helps the Company to comply with regulatory requirements for information disclosure. In recent years, the Company has continued to innovate its corporate website (www.chinatelecom-h.com) and has further improved its functions, design, interaction with investors and disclosure of information in accordance with the requirements of the capital market and international best practice, which enables the Company to fully enhance the interaction and communication with investors and shareholders. In 2009, in alignment with the commencement of full services offerings, the Company revamped its corporate website to reflect the Company’s business transformation and at the same time incorporated a series of new functions to ensure that its website keeps abreast of the latest updates and development. The corporate website was accredited the Gold Award in the category of “Redesign Website — Telecommunications” in the iNova Awards 2009, and was also awarded the “Best Investor Relations Website” in Greater China in IR Global Rankings 2009, indicating that the corporate website is highly recognised by the capital market and professionals. The Company also took the initiative to seek recommendations on how to improve the Company’s annual report from shareholders through a survey, and, in accordance with its shareholders’ recommendations, prepared and distributed the annual report in a more environmental-friendly and cost-saving manner.

Corporate Governance Report (continued)

Significant Differences Between the Corporate Governance Practices followed by the Company and those followed by NYSE-Listed U.S. Companies

The Company was established in the PRC and is currently listed on The Stock Exchange of Hong Kong Limited (“SEHK”) and the New York Stock Exchange (“NYSE”). As a foreign private issuer in respect of its listing on the NYSE, the Company is not required to comply with all the corporate governance rules of Section 303A of the NYSE Listed Company Manual. However, the Company is required to disclose the significant differences between the corporate governance practices followed by the Company and the listing standards followed by NYSE-listed U.S. companies.

Pursuant to the requirements of the NYSE Listed Company Manual, the Board of Directors of all NYSE-listed U.S. companies must be made up by a majority of independent directors. Under currently applicable PRC and Hong Kong laws and regulations, the Board of the Company is not required to be formed with a majority of independent directors. As a listed company on the SEHK, the Company needs to comply with the Listing Rules. These rules require that at least one third of the Board of Directors of a listed company in Hong Kong be independent directors. The Board of the Company comprises of 14 directors, of which five are independent directors, making the number of independent directors exceed one third of the total number of directors on the Board, in compliance with the number set out as a recommended best practice in the Code on Corporate Governance Practices of the Listing Rules. These independent directors also satisfy the requirements on “independence” under the Listing Rules. However, the related standard is different from the requirements in Section 303A.02 of the NYSE Listed Company Manual.

Pursuant to the requirements of the NYSE Listed Company Manual, companies shall formulate separate corporate governance rules. Under the currently applicable PRC and Hong Kong laws and regulations, the Company is not required to formulate any rules for corporate governance; therefore, the Company has not formulated any separate corporate governance rules. However, the Company has implemented the Code on Corporate Governance Practices of the SEHK for the accounting year ended 31 December 2009.

Continuous Evolution of Corporate Governance

The Company continuously analyses the corporate governance development of international advanced enterprises and the investors’ desires, constantly examines and strengthens the corporate control system and practice, adopts fiduciary, transparent, open and effective corporate governance principles and structure, to ensure the long term sustainable development of the Company and to seek sustainable returns for the shareholders and investors.

A clear and convincing strategy with a fully dedicated and passionate workforce

Euromoney’s award:

Asia’s No. 1 Best Managed Company

Finance Asia’s award:

China’s Best Managed Company,

Best CEO, Best CFO

Corporate Governance Asia’s award:

Best Companies in Corporate

Governance in China

Human Resources Development Report

Summary

In 2009, the Company’s human resources management centered around the strategy of “Customer-focused Innovative Informatisation”. We accelerated the innovation of our management system and team-building mechanism and endeavoured to enhance our capabilities in human resources management service and support, and established a harmonious and stable business environment to fully support the Company’s strategic transformation.

We continued to control the total number of employees and continuously adjusted our labour structure. We increased modestly the number of employees for our branches in the northern provinces according to their development needs, while focusing on introducing suitable personnel to meet the needs of the Company’s transformation and full services operation. We also strengthened our control over the number of employees in our traditional businesses and daily operations, and at the same time encouraged our employees through a variety of ways to shift to key transformation units and posts for full services operation. In addition, we have established a standardised position system which meets the requirements of full services operation in order to lay a solid foundation for the precise management of human resources and structural adjustment.

We constantly optimised our resource allocation by perfecting our allocation model for labor costs and remuneration. We further optimised the model for decision on total labor costs in order to fulfill the demand for human resources required by the full services operation. We also actively explored the application of flexible allocation methods such as an agreed wage system and point-based system.

We improved the Company’s management system for senior managers with a focus on enhancing our capabilities in full services operation, strengthening the building of our leadership and management teams, and shaping the entrepreneurial spirit of our management. We focused on the needs of full services operation, fostering the development of personnel to strengthen our position in dealing with government and enterprise customers, our mobile service, corporate informatisation and overseas services. We also integrated our resources and organised large-scale full services training sessions to strengthen the implementation of our strategies. In order to expand our talent pool, we cooperated strategically with key universities and built a college-enterprise cooperation platform to reinforce the recruitment of outstanding graduates. We also strengthened the support and management of the personnel in our branches in the northern provinces to promote integrated and coordinated development.

We value our employees as the foundation of the Company, caring for our frontline employees, those engaged in less developed areas and in special difficulties. We also enhanced our workplace safety management to ensure the harmony and stability of the Company.

Employees Distribution

At the end of 2009, the Group had a total of 312,520 employees. The employees’ distribution was as follows:

	No. of Employees	Percentage

Management, Finance and Administration	50,206	16.1%
Sales and Marketing	160,780	51.4%
Operation and Maintenance	99,904	32.0%
Research and Development	1,630	0.5%

Total	312,520	100%

Human Resources Development Report (continued)

Corporate-Employee Relationship

Communication between Management and Employees

The Company’s management continued to follow its good corporate tradition and reinforced its communication with its employees through various methods. The Company’s management conducted regular visits and research and listened to views of frontline staff to gather first hand information. In 2009, the Company’s management conducted field research at provincial offices of the Company and their subordinate units in ten groups, and carried out in-depth communications with the production and operation frontline staff to have a better understanding of their situation. They also listened to the views of employees and provided guidances. The Company conducted an online survey of 100,000 employees to gather feedback and recommendations from employees for the Company’s scientific decision making, thereby bringing our advantages of informatisation into full play. The Company also started an online dialogue with over 6,000 frontline staff to discuss the Company’s scientific development. For young employees, the Company continued to host a series of “face-to-face” dialogues, such as interviews, interactive questions and answer sessions to exchange information on key topics with young employees including studies and activities for scientific development, the resolutions of the annual meeting, career development of young employees to strengthen ties with its young frontline employees. This extensive and in-depth communication between the management and employees ensured cohesive deployment of various corporation decisions of the Company.

The Company further perfected its mechanism for employees to express their ideas and appeals and formulated the “Guidance on a Sound and Perfect Mechanism for Employees to express their Ideas and Appeals”. The Company conducted a timely collection and analysis of employees’ comments and recommendations through various channels such as on-site research, seminars, online questionnaires and surveys, and improved those areas which employees were not satisfied with.

Roles and Duties of Labor Unions

Insisting on the principle of “promoting corporate development and employees growth” and the management concept of “concentrating in key areas, serving the overall situation, highlighting employee rights and increasing participation”, the labor unions play an irreplaceable role in the Company’s business management, corporate reforms and full services operation. For the promotion of corporate development, the labor unions have organised job-skill contests, carried out technological innovations and collected rational recommendations from employees and motivated the employees to achieve successful results.

Human Resources Development Report (continued)

For promoting employees’ growth, the labor unions provided on-the-job training, skill competitions and activities to establish a “learning team” to create a platform for knowledge sharing, enhance the business skills of employees, and assist them in adapting to the requirements of full services operation. The labor unions participated in the decision-making process with respect to employee benefits and the formulation of corporate policies, while at the same time cared for employees and improved the work conditions and living standards of employees and assisted them in solving their daily life problems by building a mutually beneficial platform for realising simultaneous growth for the Company and its employees.

Coordination and Communication between the Company and the Labor Unions

The Company has reinforced coordination and communication with the labor unions in 2009. In order to accomplish the strategic goal of full services operation, the Company’s Labor Emulation Committee has coordinated with the labor unions to carry out contests including the “3G e surfing Star Employee Competition” to promote the development of its business. As part of the successful implementation of the “Labor Contract Law” and the “Labor Dispute Mediation Arbitration Law”, and to meet the requirements of the “new social model for corporate-employee relationships which is standardised, fair and reasonable, mutually beneficial, harmonious and stable”, the labor unions have strengthened their participation in the Company’s management of human resources and coordination of labor relations. This has also reinforced coordination and communication with the Company in perfecting its employee management system, and improving the handling of labor disputes through the assistance of the Labor Dispute Mediation System Committee. The Company further enhanced the soundness and fairness of the Collective Contract System. The labor unions have strengthened the coordination with respect to the collective contracts signed between the Company and labor unions especially in specific areas such as employees’ leave and holidays, education and training, performance appraisals, etc. In an attempt to standardise its human resources management, the Company and the labor unions have jointly promulgated the “Measures Related to Collective Employment Contract” to standardise the process for the equitable collective negotiation for collective contract, and jointly amended the “Interim Measures for Management on Branch Companies’ Employees Representative Committee” in order to set up a clear mechanism and specific responsibilities. This is the first time the evaluation of employee satisfaction on provincial-level management team building was co-organised, which is of great significance for the further strengthening of frontline democracy, enhancing the participation of frontline employees and improving the supervision of democracy.

Caring for Employees

In relation to the welfare of the employees, the Company applies a corporate culture which values employees as the foundation of the Company, and strives to solve the most direct and practical problems concerning its staff.

In times of natural disasters, the Company has always bore the suffering of affected employees in mind. In order to help affected employees to come out of the shadows and rebuild their confidence, the Company held a “Caring Employer & Giving our Heart & Hand—Training for Outstanding Staff in Maintaining Telecommunication Services during Earthquake” on the first year anniversary date of the Wenchuan Earthquake. This was followed by on-the-spot learning activities which were co-organised by eight provincial companies and the labor unions, with participation of 342 outstanding employees from affected areas in Sichuan, Gansu, and Shaanxi. The activities further promoted the great spirit of unity among our affected employees to participate in disaster relief work, which has motivated the spirit of contribution among all of the Company’s employees, while establishing and promoting the Company’s people-oriented corporate image.

Human Resources Development Report (continued)

The Company cares for its frontline employees. In order to create a good working and living environment for frontline employees, the Company and the labor unions have put great efforts in jointly promulgating the “Guidance on Improving Employees’ Living Standard” and “Guidance on Establishing and Perfecting Employee Relief Fund Management System”, with the labor unions also promulgating the “Guidance on Caring for Employees”. Labor unions also implemented 10 initiatives, including establishing a sound mechanism for employees to express their ideas and appeals, promoting the regular growth of wages, and operating a paid annual leave system, to extend its care for employees.

In times of New Year and Lunar New Year, as well as during critical production and operational stages and natural disasters, the Company vigorously carries out its “Warmth Delivering” activities by visiting and comforting employees in difficulty, employees at the frontline of production, outstanding employees and retired employees. During the summer of 2009, the labor unions issued the “Notice regarding the Launch of ‘Caring for Employee’ Activities during the Summer Season”, while all provincial branches took effective measures to protect employees from the negative effects and damages to their health brought by high temperatures.

Strengthening Human Resources

The Company attaches great importance to cultivate talents and allocate substantial resources to build employees’ leadership skills and capabilities.

Building leadership skills

The Company values the building of leadership skills amongst its employees. Through leadership development training, the Company has further enhanced the capability in strategic execution of its managers. The Company organised one session of training for its general managers in its provincial branches, two sessions of training for its vice presidents in provincial branches and four sessions of training for general managers in district branches with senior management to elaborate the Company’s business strategy and development focus. The Company also strengthened the development of its training courses under the setting of full services operation, introducing intensive training courses on themes such as “Strategic Performance” and “Driving Transformation”, aiming to apply these tools and methods to daily operations through an action-based learning approach and providing support to the realisation of performance targets. Additionally, the Company further fostered the leadership training of its 8,546 managers of the district branches, as well as its 4,340 managers of working groups, regional branches and sub-regional branches. Furthermore, the Company strived to build an efficient headquarters and organised four sessions of training on the theme of “Coordination and Efficiency” at its corporate headquarters. At the same time, the Company organised monthly seminars on the theme of “The Key to Transformation” to further reinforce employees’ customer orientation awareness, coordination and execution.

Human Resources Development Report (continued)

Enhancing Professional Skills

Aiming at supporting its full services operation, the Company organised many training sessions with an emphasis on promoting business transformation and enhancing professional skills in sales, services, support and maintenance. Trainings include those of products customised for full services, those to enhance practical skills for sales staff, government and enterprise account managers, wireless network optimisation staff, “Best Tone” information service operator, customer service representatives for the 10000 hotline, trainings of skills of information collection and editing, as well as post skills certification for network maintenance staff. The Company also carried out intensive training courses to meet the work and learning needs of its employees and made full use of its Online University to carry out universal training, including customised courses such as “Project Management”, “Network Optimisation”, “CDMA Technology”, “Mobile Products”, “Building Sales Capability”, and “Solutions for Industry-specific Applications in Full services operation”. By conducting interactive training through its Online University, the Company’s successful experiences in full services operation were widely and timely promoted.

Remuneration and Performance Management

In accordance with the corporate principle of “salaries based on performance, efficiency first and fairness ensured”, the Company has set up a mechanism that the growth of personnel cost/total amount of salaries being correlated with corporate earnings’ growth for branches, and has continuously improved it in practice. The Company implemented a strict performance management system, with KPI-based performance appraisal mechanisms for its employees. Overall performance targets has been distributed to all levels of the Company to ensure that each employee has his own specific performance targets. The results of the performance appraisal are effectively applied to various aspects including adjustments in job post-based salaries, performance salaries, promotions, training, redeployment and transfers. The integration of the performance appraisal with operating performance and capacity improvement program serves as an effective way to enhance the capacity and performance of employees. According to the corporate principle of being “objective, fair, democratic, open, and performance-oriented”, the Company carried out open recruitment and competitions for job vacancies, and built up job posts-centered management with flexible promotions and degradation and flexible recruitment and dismissal for the scientific and rational allocation of human resources.

Protecting Employee Welfare

The Company strictly follows the laws and regulations as stipulated by the “Labor Law of the People’s Republic of China” and the “Labor Contract Law of the People’s Republic of China” to standardise employment practice. The Company offers equal payment for equal work and has no discriminative policies on employment such as gender discrimination. The Company does not employ child labor or forced labor. The Company and the labour unions has also jointly promulgated the “Special Collective Sample Contract for the Protection of China Telecom Female employee’s Rights and Interests”, further ensuring the protection of the rights and interests of its female workforce.

Corporate Social Responsibility Report

As the main national telecommunications operator with a responsibility to improve the national informatisation infrastructure and modern information services, the Company has strived to share the benefits of information and communications services with the society and act as a “responsible corporate citizen”. The Company has always adhered to its core philosophy of “all-round innovation, through the pursuit of truth and pragmatism, with human resources as a foundation, and through the joint creation of values” in order to provide returns to society, services to clients, a caring environment for employees and returns to shareholders. The Company aims to integrate its corporate development with the economic, social and environmental development so as to promote the overall harmony and development of society. In 2009, the Company was awarded the “Valuable Model Enterprise in Corporate Social Responsibility” and the “Grand Award of Corporate Social Responsibility in China” by domestic authoritative institutions.

Stimulating consumption and Increasing employment

Looking back at 2009, the global financial crisis has affected every part of the world including the Chinese economy, leaving a deep memory on everyone. To counter the impact of the global financial crisis, the Company has thoroughly supported scientific development by working closely with all levels of the government to promote a strategy for national and regional informatisation development. A full scale cooperation, including the planning and research on informatisation, the establishment of integrated information infrastructure, and the exploration and use of information resources, has improved the informatisation of the government and the corporates, agricultural sector and public sectors, as well as accelerated the training of informatisation talents. This will further facilitate the integration of industrialisation and informatisation, and ultimately promote the rapid and healthy development of the economy and society.

In line with its strategy of “Customer-Focused Innovative Informatisation”, the Company has implemented its corporate transformation by continuously enriching its integrated information services and products to help stimulate the consumption of information of the society and enhance the overall economic performance. For public customers, the Company has made great efforts in developing its 3G business of “e surfing” as well as broadband services. It has also integrated CDMA, Wi-Fi and other services into its “One Home” brand, providing customers with a number of diversified, tangible and extendable products and services. For corporate customers, the Company has continued to enrich its “BizNavigator” and “Best Tone” services. These efforts have opened up a new path towards informatisation by allowing corporations to do e-trading easily, as well as helping small and medium-sized

Corporate Social Responsibility Report (continued)

enterprises to explore new development opportunities by lowering costs and increasing their competitiveness during any crisis. For industry customers, the Company has proactively provided assistance to various government departments and industries (including those relating to public security, tax affairs, insurance, inspection and quarantine, education, culture, health care, tourism etc.), and to the construction of e-governments and digital cities, and implemented “Ten Informatisation Engineering Projects” providing total solutions for the informatisation of key industries.

In response to calls by the governments to increase employment, the Company has implemented a number of employment- boosting initiatives, which were promoted by the State Council and the State-Owned Assets Supervision and Administration Commission, by carrying out a range of measures such as management salary reduction to relief the pressure of unemployment. The Company has also strengthened its cooperation with universities for the benefits of its production and operations. At present, the Company has signed strategic cooperation agreements with 10 colleges, including Tsinghua University, Renmin University of China, Shanghai Jiao Tong University, Fudan University, Beijing University of Posts and Telecommunications and the Nanjing University of Posts and Telecommunications. We has further increased our efforts in recruiting university graduates and providing internship opportunities for unemployed university graduates, as well as summer internship opportunities for undergraduates and post-graduates. This has created a favorable working and education environment for them. Additionally, in order to contribute to the development of a harmonious society, the Company has created more employment opportunities by proactively developing labor- intensive businesses such as call centers. Furthermore, by capitalising on its expertise in informatisation services, the Company has made use of the Internet to proactively offer the relevant information service for the purpose of promoting the employment of the disabled.

Making contribution to society through informatisation services

Corporate Social Responsibility Report (continued)

The Company has assumed a responsibility to maintain social communications. While meeting the requirements for basic voice communication services in rural areas, the Company has devoted to the continuous and overall enhancement of the informatisation in such areas. Through the implementation of a model information facility project, “Serving Thousands of Townships and Villages”, the Company has been the pioneer in introducing information technology into the construction of rural areas, allowing the advancement in information technology to become beneficial to townships and villages. Through our service branches, which are widely distributed in townships and villages, the Company has introduced “E-farm” services, which integrates information resources that are related to the construction of rural areas, such as technology, education and commerce, by means of voice, SMS, telephone radio and broadband networks to build up a “Golden Bridge of Science and Technology” for the prosperity of rural areas.

Through our “Distance-Learning Educational System”, “Green and Healthy Online Project” and other information communications services, the Company has improved the ability of the young generation to make use of information communications techniques and created a favourable Internet environment for the healthy growth of our youth. The Company has also actively contributed to education informatisation and accordingly received the “Most Outstanding Contribution Award” awarded by the central government for the healthy Internet programme.

After obtaining the mobile service license, and leveraging on our full services operation and 3G service edge, the Company was active in further integrating the whole industry value chain. In order to address the vertical needs of highly differentiated industries and the common needs of cross-industry customers, the Company has launched an application platform with strengthened functions. The Company proactively promoted the construction of digital cities and launched the “Ten Informatisation Engineering Projects”. The Company also effectively helped the government, enterprises and institutions to effectively improve management, cut costs and enhance efficiency by promoting the application of its innovative “Global Mega-eye” business in over 20 fields that are closely related to national economy and public livelihood, such as safe cities, supervision, inspection and quarantine, pollution sources control, flood control, traffic control, oil tanker safety and the appraisal of automobile insurance claims.

Corporate Social Responsibility Report (continued)

Over the years, the Company has undertaken the responsibility of securing safe and smooth national communications. The Company has successfully provided support and secured communication services for the successful hosting of important and grand activities, such as major festivals, the Beijing Olympics, the Boao Forum, the launch of the Shenzhou VII spacecraft and the 60th Anniversary celebration of the founding of the People’s Republic of China. As a partner of World Expo 2010 and the Asian Games in Guangzhou, the Company will continue to provide high quality communication security and information services. The Company also provided reliable communication security to the governments in response to major disasters and emergency incidents such as the Wenchuan earthquake and the snowstorms in 2008. In the event of catastrophies, the Company strives to fulfill its mission and its responsibility as the main national telecommunications operator to ensure smooth communications and the timely restoration of communication services in disaster areas.

Corporate Social Responsibility Report (continued)

Focusing on efficiency and environmental protection

The Company has long been devoted to promote environment protection and a recyclable economic development and our communications projects are always constructed under the measures and guidelines for environmental protection. In 2009, in line with the global calls for reduction of emission, the Company has increased its efforts in developing energy-saving products and has also assisted different industries and sectors to improve their operational efficiency by offering diversified applications for information technology. During the first “World Low Carbon and Eco-Economy Conference and Technology Exposition” held in November, the Company exhibited a number of applications for industry informatisation that cater for a low-carbon economy, such as “E-Government”, “Digital Environment Protection”, “Construction of Safe City”, “Digital Scenery” and “E-farm” and received wide recognition from the public for the encouraging amount of energy to be saved and emissions to be reduced.

The Company has been proactive in promoting energy saving and emission reduction within the Company through improving the efficiency of its facilities and reducing energy consumption and emission, which achieved a saving of 220 million kWh of energy and RMB200 million of energy costs over the year. This brilliant result has built a strong internal atmosphere of “conservation-oriented enterprise”, while establishing a good external image of being an “environmentally-friendly enterprise”.

By leveraging the features of the telecommunications industry, the Company has insisted on technology innovation and actively provided informatisation solutions so as to develop new products to promote energy-saving and emission-reduction among various enterprises, industries and the society and to make due contribution for the construction of a conservation-oriented society. The Company has also provided “Global Mega-eye”, “Best Tone” and other communication application products to individuals, enterprises and industries as substitutes for traditional information transmission methods. This will facilitate the saving of office resources and transportation resources and promote the construction of a conservation-oriented society.

Through its long history of development and business in the communications industry in China, the Company has been the “backbone” of national communication development. In the future, in line with further strategic adjustment in China’s economic structure and the continuous acceleration of efforts to popularise information technology within national economic activities in China, the Company will continue to provide its customers with convenient, diverse and customised integrated information services with a high price/function ratio, integrating various services, networks and terminals and extending value chain. This will bring extensive and far-reaching effects on the informatisation of society and the daily lives of the public, and help the Company to better achieve its goal in serving the national economy and promoting social development. The Company will sincerely provide returns to society and make its due contribution to the construction of a more harmonious society.

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the annual general meeting of China Telecom Corporation Limited (the “Company”) for the year ended 2009 will be held at 11:00 am on 25 May 2010 at Nathan Room, Lower Lobby, Conrad Hong Kong, Pacific Place, 88 Queensway, Hong Kong to consider and, if thought fit, pass the following businesses:

Ordinary Resolutions

1.	THAT the consolidated financial statements of the Company, the report of the Board of Directors, the report of the Supervisory Committee and the report of the international auditor for the year ended 31 December 2009 be considered and approved, and the Board of Directors (the “Board”) be authorised to prepare the budget of the Company for year 2010;

2.	THAT the profit distribution proposal and the declaration and payment of a final dividend for the year ended 31 December 2009 be considered and approved;

3.	THAT the reappointment of KPMG and KPMG Huazhen as the international auditor and domestic auditor of the Company respectively for the year ending 31 December 2010 be considered and approved, and the Board be authorised to fix the remuneration of the auditors;

and to consider and approve other businesses (if any).

And as special business, to consider and, if thought fit, pass the following as special resolutions:

Special Resolutions

4.	To consider and approve, by way of special resolutions, each of the following resolutions in relation to the proposed granting of a general mandate to the Board of the Company to issue debentures:

(1)	THAT the granting of a general mandate to the Board to issue debentures denominated in local or foreign currencies, in one or more tranches, including, but not limited to, short-term commercial paper, medium term note, company bonds, corporate debts, convertible bonds, asset securitisation products and asset-backed notes, from the date of this meeting until the date on which the annual general meeting of the Company for the year 2010 is held, with a maximum outstanding repayment amount of up to RMB90 billion;

(2)	THAT the Board or any two or more directors of the Company duly authorised by the Board, taking into account the specific needs of the Company and market conditions, be and are hereby generally and unconditionally authorised to:

(a)	determine the specific terms and conditions of, and other matters relating to, the issue of debentures, including, but not limited to, the determination of the type, amount, interest rate, term, rating, security, any repurchase or redemption provisions, any placing arrangements, any option to adjust the nominal interest rate and use of proceeds, secure approvals, engage professional advisors, disseminate relevant application documents to the regulatory authorities, obtain approvals from the regulatory authorities, execute all requisite legal documentation relating to the issue as requested by the regulatory authorities and make relevant disclosure;

(b)	do all such acts which are necessary and incidental to the issue of debentures (including, but not limited to, the securing of approvals, the determination of underwriting arrangements, preparation and dissemination of relevant application documents to the regulatory authorities, and the securing of approvals from the regulatory authorities); and

(c)	take all such steps which are necessary for the purposes of executing the issue of debentures (including, but not limited to, the execution of all requisite documentation and the disclosure of relevant information in accordance with applicable laws)

and to the extent that any of the aforementioned acts and steps that have already been undertaken by the Board or the duly authorised Directors in connection with the issue of debentures, be and are hereby approved, confirmed and ratified.

5.	To consider and approve, by way of special resolutions, each of the following resolutions in relation to the proposed issue of debentures:

(1)	THAT the Company’s issue of debentures denominated in local or foreign currencies with an aggregate amount of RMB90 billion, within which the issue of company bonds in the PRC in one or more tranches not exceeding RMB30 billion be and is hereby approved with:

(a)	Size of issue: Up to RMB30 billion.

Notice of Annual General Meeting (continued)

(b)	Placing to existing shareholders: The company debentures will not be issued to existing shareholders on a preferred basis by way of placing.

(c)	Term: The company debentures will have a term not exceeding 10 years and may have the same term or different terms, which will be determined in accordance with the market conditions and the Company’s capital requirements.

(d)	Use of proceeds: The company bonds issued will be for the purpose of supplementing the general working capital of the Company.

(e)	Effective period: from the date on which the resolutions passed to the date on which the annual general meeting of the Company for the year 2010 is held.

(2)	THAT the Board or any two or more Directors of the Company duly authorised by the Board be and are hereby generally and unconditionally authorised to:

(a)	determine the type, specific terms and conditions of, and other matters relating to, the issue (including, but not limited to, the determination of the type, amount, interest rate, term, rating, security, whether there will be repurchase or redemption provisions, whether there will be an option to adjust the nominal interest rate and specific arrangements relating to the use of proceeds within the scope approved by the shareholders in this meeting);

(b)	do all such acts which are necessary and incidental to the issue (including, but not limited to, the securing of approvals, engaging professional advisors, the determination of underwriting arrangements, preparation and dissemination of relevant application documents to the regulatory authorities, and the securing of approvals from the regulatory authorities);

(c)	take all such steps which are necessary for the purposes of executing the issue (including, but not limited to, the execution of all requisite documentation and the disclosure of relevant information in accordance with applicable laws), and to the extent that any of the above acts and steps that have already been undertaken by the Board or the Directors in connection with the issue, be and are hereby approved, confirmed and ratified;

(d)	if there are changes in the regulatory policies or market conditions, adjust the specific proposal relating to the issue and related matters in accordance with the opinion of the regulatory authorities; and

(e)	after completion of the issue, determine and approve matters relating to the listing of the relevant company bonds.

6.	THAT:

(a)	subject to paragraph (c) below, the exercise by the Board during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be hereby generally and unconditionally approved;

(b)	the approval in paragraph (a) shall authorise the Board during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c)	the amount of additional domestic Shares or overseas-listed foreign invested shares (“H Shares”) (as the case may be) allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with either separately or concurrently by the Board pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue (as hereinafter defined) or (ii) any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares in accordance with the articles of association of the Company shall not exceed 20% of each of the Company’s existing domestic Shares and H Shares (as the case may be) in issue at the date of passing this special resolution; and

(d)	for the purpose of this special resolution 6:

“Relevant Period” means the period from the passing of special resolution 6 until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

Notice of Annual General Meeting (continued)

(ii)	the expiration of the 12 months period following the passing of these special resolutions; and

(iii)	the revocation or variation of the authority given to the Board under these special resolutions by a special resolution of the Company’s shareholders in its general meeting.

“Rights Issue” means an offer of shares open for a period fixed by the Board to holders of Shares on the register of members on a fixed record date in proportion of their holdings of such Shares (subject to such exclusion or other arrangements as the Board may deem necessary or expedient in relation to fractional entitlements or having regard to any legal or practical restrictions or obligations under the laws of, or the requirement of, any recognised regulatory body or any stock exchange in any territory applicable to the Company) and an offer, allotment or issue of shares by way of rights shall be construed accordingly.

7.	THAT the Board be authorised to increase the registered capital of the Company to reflect the issue of shares in the Company authorised under special resolution 6, and to make such appropriate and necessary amendments to the articles of association of the Company as they think fit to reflect such increases in the registered capital of the Company and to take any other action and complete any formality required to effect such increase of the registered capital of the Company.

By Order of the Board

China Telecom Corporation Limited

Yung Shun Loy, Jacky

Company Secretary

Beijing, PRC

8 April 2010

Notes:

(1)	Shareholders who submit their share transfer application forms to the Company’s share registrar before 4:30 p.m. on 23 April 2010 and then register as shareholders on the register of members of the Company are entitled to attend the annual general meeting.

(2)	Each shareholder entitled to attend and vote at the annual general meeting may appoint one or more proxies to attend and vote on his behalf at the annual general meeting. A proxy need not be a shareholder. Each shareholder who wishes to appoint one or more proxies should first review the annual report of the Company for the year 2009, which is expected to be dispatched to shareholders around 8 April 2010.

(3)	To be valid, the form of proxy together with the power of attorney or other authorisation document (if any) signed by the authorised person or notarially certified power of attorney must be delivered to the Office of the Board of the Company for holders of domestic shares and to the Computershare Hong Kong Investor Services Limited for holders of H shares not less than 24 hours before the designated time for the holding of the annual general meeting. Completion and return of a form of proxy will not preclude a shareholder from attending in person and voting at the annual general meeting if he so wishes. The address of the share registrar for the Company’s H shares is Computershare Hong Kong Investor Services Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

(4)	All resolutions proposed at the AGM will be voted by poll.

(5)	The registration procedure for attending the annual general meeting:

(a)	shareholders attending the annual general meeting in person or by proxy shall present their identity certification. If the attending shareholder is a corporation, its legal representative or person authorised by the Board or other decision making authority shall present a copy of the relevant resolution of the Board or other decision making authority in order to attend the annual general meeting.

(b)	shareholders intending to attend the annual general meeting shall return the attendance slip via hand delivery, mail or fax to the Office of the Board of the Company on or before 4 May 2010.

(6)	Closure of the register of members:

The register of members of the Company will be closed from 25 April 2010 to 25 May 2010 (both days inclusive).

(7)	The annual general meeting is expected to last for half a day and shareholders (in person or by proxy) attending the annual general meeting shall be responsible for their own transport and accommodation expenses.

(8)	The address of the Office of the Board is as follows:

31 Jinrong Street

Xicheng District, Beijing 100033

PRC

Contact person: Yung Shun Loy, Jacky

Telephone: (8610) 6642 8166

Facsimile: (8610) 6601 0728

Report of the Independent International

Auditor

To the Shareholders of

China Telecom Corporation Limited

(Incorporated in The People’s Republic of China with limited liability)

We have audited the consolidated financial statements of China Telecom Corporation Limited (the “Company”) set out on pages 102 to 166, which comprise the consolidated and company statement of financial position as at 31 December 2009, and the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors’ Responsibility for the Financial Statements

The directors of the Company are responsible for the preparation and the true and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. This report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of the report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2009 and of the Group’s profit and cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and the disclosure requirements of the Hong Kong Companies Ordinance.

KPMG

Certified Public Accountants

8th Floor, Prince’s Building

10 Chater Road

Central, Hong Kong

22 March 2010

Consolidated Statement of Financial Position

At 31 December 2009

(Amounts in millions)

	Note	2009 RMB	2008 RMB
ASSETS
Non-current assets
Property, plant and equipment, net	4	286,328	299,159
Construction in progress	5	11,567	13,615
Lease prepayments		5,517	5,608
Goodwill	6	29,922	29,922
Intangible assets	7	12,311	14,235
Interests in associates	9	997	882
Investments	10	722	177
Deferred tax assets	11	12,898	14,628
Other assets	19	5,322	6,612

Total non-current assets		365,584	384,838

Current assets
Inventories	12	2,628	2,561
Income tax recoverable		1,714	—
Accounts receivable, net	13	17,438	17,289
Prepayments and other current assets	14	3,910	7,386
Time deposits with original maturity over three months		442	397
Cash and cash equivalents	15	34,804	27,866

Total current assets		60,936	55,499

Total assets		426,520	440,337

LIABILITIES AND EQUITY
Current liabilities
Short-term debt	16	51,650	83,448
Current portion of long-term debt	16	1,487	565
Accounts payable	17	34,321	34,458
Accrued expenses and other payables	18	52,193	53,628
Income tax payable		395	164
Current portion of finance lease obligations		18	22
Current portion of deferred revenues	19	3,417	4,505

Total current liabilities		143,481	176,790

Net current liabilities		(82,545)	(121,291)

Total assets less current liabilities		283,039	263,547

Non-current liabilities
Long-term debt	16	52,768	39,226
Finance lease obligations		—	18
Deferred revenues	19	5,045	6,939
Deferred tax liabilities	11	2,613	2,816

Total non-current liabilities		60,426	48,999

Total liabilities		203,907	225,789

The notes on pages 110 to 166 form part of these financial statements.

Consolidated Statement of Financial Position (continued)

At 31 December 2009

(Amounts in millions)

	Note	2009 RMB	2008 RMB

Equity
Share capital	20	80,932	80,932
Reserves	21	140,800	132,104

Total equity attributable to equity holders of the Company		221,732	213,036
Minority interests		881	1,512

Total equity		222,613	214,548

Total liabilities and equity		426,520	440,337

Approved and authorised for issue by the Board of Directors on 22 March 2010.

Wang Xiaochu	Shang Bing	Wu Andi
Chairman and Chief	Executive Director,	Executive Director,
Executive Officer	President and	Executive Vice President
	Chief Operating Officer	and Chief Financial Officer

The notes on pages 110 to 166 form part of these financial statements.

Statement of Financial Position

At 31 December 2009

(Amounts in millions)

	Note	2009 RMB	2008 RMB

ASSETS
Non-current assets
Property, plant and equipment, net	4	283,628	296,201
Construction in progress	5	11,475	13,525
Lease prepayments		5,513	5,600
Goodwill	6	29,877	29,877
Intangible assets	7	12,201	14,147
Investments in subsidiaries	8	8,555	8,435
Interests in associates	9	736	737
Investments	10	148	177
Deferred tax assets	11	12,815	14,520
Other assets	19	5,272	6,577

Total non-current assets		370,220	389,796

Current assets
Inventories	12	1,739	1,907
Income tax recoverable		1,711	—
Accounts receivable, net	13	16,230	16,185
Prepayments and other current assets	14	3,805	7,426
Time deposits with original maturity over three months		135	113
Cash and cash equivalents	15	27,526	21,556

Total current assets		51,146	47,187

Total assets		421,366	436,983

LIABILITIES AND EQUITY
Current liabilities
Short-term debt	16	51,650	83,443
Current portion of long-term debt	16	1,487	556
Accounts payable	17	32,183	33,108
Accrued expenses and other payables	18	52,713	54,140
Income tax payables		215	123
Current portion of finance lease obligations		18	22
Current portion of deferred revenues	19	3,412	4,502

Total current liabilities		141,678	175,894

Net current liabilities		(90,532)	(128,707)

Total assets less current liabilities		279,688	261,089

Non-current liabilities
Long-term debt	16	52,768	39,226
Finance lease obligations		—	18
Deferred revenues	19	5,045	6,939
Deferred tax liabilities	11	2,501	2,802

Total non-current liabilities		60,314	48,985

Total liabilities		201,992	224,879

The notes on pages 110 to 166 form part of these financial statements.

Statement of Financial Position (continued)

At 31 December 2009

(Amounts in millions)

	Note	2009 RMB	2008 RMB

Equity
Share capital	20	80,932	80,932
Reserves	21	138,442	131,172

Total equity		219,374	212,104

Total liabilities and equity		421,366	436,983

Approved and authorised for issue by the Board of Directors on 22 March 2010.

Wang Xiaochu	Shang Bing	Wu Andi
Chairman and Chief	Executive Director,	Executive Director,
Executive Officer	President and	Executive Vice President
	Chief Operating Officer	and Chief Financial Officer

The notes on pages 110 to 166 form part of these financial statements.

Consolidated Statement of Comprehensive Income

For the year ended 31 December 2009

(Amounts in millions, except per share data)

	Note	2009 RMB	2008 RMB (restated)

Operating revenues	22	209,370	186,529

Operating expenses
Depreciation and amortisation		(52,243)	(53,880)
Network operations and support		(42,903)	(36,096)
Selling, general and administrative		(40,507)	(27,501)
Personnel expenses	23	(32,857)	(28,946)
Other operating expenses	24	(17,449)	(10,794)
Impairment loss on property, plant and equipment	4	(753)	(24,167)

Total operating expenses	25	(186,712)	(181,384)

Operating profit		22,658	5,145

Net finance costs	26	(4,375)	(5,076)

Investment income		791	5

Share of profits of associates		101	112

Profit before taxation		19,175	186

Income tax	27	(4,549)	793

Profit for the year		14,626	979

Other comprehensive income/(loss) for the year:
Change in fair value of available-for-sale equity securities		538	(92)
Deferred tax on change in fair value of available-for-sale equity securities		(120)	23
Exchange difference on translation of financial statements of subsidiaries outside mainland PRC		(2)	(83)

Other comprehensive income/(loss) for the year, net of tax		416	(152)

Total comprehensive income for the year		15,042	827

Profit attributable to:
Equity holders of the Company		14,422	884
Minority interests		204	95

Profit for the year		14,626	979

Total comprehensive income attributable to:
Equity holders of the Company		14,763	732
Minority interests		279	95

Total comprehensive income for the year		15,042	827

Basic earnings per share	32	0.18	0.01

Weighted average number of shares	32	80,932	80,932

The notes on pages 110 to 166 form part of these financial statements.

Consolidated Statement of Changes in Equity

For the year ended 31 December 2009

(Amounts in millions)

		Attributable to equity holders of the Company
	Note	Share capital RMB	Capital reserve RMB	Share premium RMB	Re- valuation reserve RMB	Statutory reserves RMB	Other reserves RMB	Exchange reserve RMB	Retained earnings RMB	Total RMB	Minority interests RMB	Total equity RMB

Balance as at 1 January 2008		80,932	(2,804)	10,746	11,972	52,367	8,327	(582)	63,563	224,521	1,451	225,972
Deferred tax on revaluation surplus of property, plant and equipment realised		—	—	—	—	—	127	—	(127)	—	—	—
Revaluation surplus realised		—	—	—	(562)	—	—	—	562	—	—	—
Deferred tax on land use rights realised		—	—	—	—	—	(132)	—	132	—	—	—
Distributions to minority interests		—	—	—	—	—	—	—	—	—	(34)	(34)
Dividends	31	—	—	—	—	—	—	—	(6,125)	(6,125)	—	(6,125)
Distribution to China Telecommunications Corporation		—	—	—	—	—	(535)	—	—	(535)	—	(535)
Adjustment to statutory reserves		—	—	—	—	3,718	—	—	(3,718)	—	—	—
Transfer from retained earnings to other reserves		—	—	—	—	—	425	—	(425)	—	—	—
Consideration for the acquisition of the Fourth Acquired Company	1	—	—	—	—	—	(5,557)	—	—	(5,557)	—	(5,557)
Total comprehensive income for the year		—	—	—	—	—	(69)	(83)	884	732	95	827

Balance as at 31 December 2008		80,932	(2,804)	10,746	11,410	56,085	2,586	(665)	54,746	213,036	1,512	214,548
Deferred tax on revaluation surplus of property, plant and equipment realised		—	—	—	—	—	125	—	(125)	—	—	—
Revaluation surplus realised		—	—	—	(547)	—	—	—	547	—	—	—
Deferred tax on land use rights realised		—	—	—	—	—	(147)	—	147	—	—	—
Distributions to minority interests		—	—	—	—	—	—	—	—	—	(867)	(867)
Disposal of a subsidiary		—	—	—	—	—	—	—	—	—	(43)	(43)
Dividends	31	—	—	—	—	—	—	—	(6,067)	(6,067)	—	(6,067)
Appropriations	21	—	—	—	—	4,521	—	—	(4,521)	—	—	—
Total comprehensive income for the year		—	—	—	—	—	343	(2)	14,422	14,763	279	15,042

Balance as at 31 December 2009		80,932	(2,804)	10,746	10,863	60,606	2,907	(667)	59,149	221,732	881	222,613

The notes on pages 110 to 166 form part of these financial statements.

Consolidated Statement of Cash Flows

For the year ended 31 December 2009

(Amounts in millions)

	Note		2009 RMB	2008 RMB

Net cash from operating activities	(a	)	74,988	76,756

Cash flows from investing activities
Capital expenditure			(40,311)	(46,652)
Purchase of investments			(23)	(92)
Lease prepayments			(94)	(120)
Proceeds from disposal of property, plant and equipment			393	620
Proceeds from disposal of lease prepayments			380	—
Proceeds from disposal of investments			735	111
Purchase of time deposits with maturity over three months			(442)	(397)
Maturity of time deposits with maturity over three months			397	222
Payment of purchase price for the acquisition of CDMA business, net of cash acquired			(4,290)	(29,511)

Net cash used in investing activities			(43,255)	(75,819)

Cash flows from financing activities
Principal element of finance lease payments			(22)	(24)
Proceeds from bank and other loans			88,958	109,235
Proceeds from issuance of medium-term notes			29,906	19,787
Repayments of bank and other loans			(111,084)	(96,650)
Repayment of short-term commercial papers			(10,000)	—
Repayment of amount due to China Telecommunications Corporation in connection with the First Acquisition			—	(15,000)
Repayment of amount due to China Telecommunications Corporation in connection with the Second Acquisition			(15,150)	—
Payment of purchase price for the Fourth Acquisition			—	(5,557)
Payment of dividends			(6,493)	(6,167)
Net cash distributions to minority interests			(908)	(39)

Net cash (used in)/generated from financing activities			(24,793)	5,585

Net increase in cash and cash equivalents			6,940	6,522
Cash and cash equivalents at 1 January			27,866	21,427
Effect of changes in foreign exchange rate			(2)	(83)

Cash and cash equivalents at 31 December			34,804	27,866

The notes on pages 110 to 166 form part of these financial statements.

Consolidated Statement of Cash Flows (continued)

For the year ended 31 December 2009

(Amounts in millions)

(a)	Reconciliation of profit before taxation to net cash from operating activities

	2009 RMB	2008 RMB

Profit before taxation	19,175	186
Adjustments for:
Depreciation and amortisation	52,243	53,880
Impairment loss on property, plant and equipment	753	24,167
Impairment losses for doubtful debts	1,791	1,828
Impairment losses for inventory	108	—
Investment income	(791)	(5)
Share of profits of associates	(101)	(112)
Interest income	(282)	(430)
Interest expense	4,724	5,336
Unrealised foreign exchange (gain)/loss	(67)	170
Loss on retirement and disposal of property, plant and equipment	1,352	2,550

Operating profit before changes in working capital, net of effect of acquisition	78,905	87,570
Increase in accounts receivable	(1,906)	(1,439)
(Increase)/decrease in inventories	(175)	357
Increase in prepayments and other current assets	(78)	(1,155)
Decrease in other assets	1,290	1,309
Increase in accounts payable	2,178	3,745
Increase in accrued expenses and other payables	7,105	3,000
Decrease in deferred revenues	(2,982)	(4,042)

Cash generated from operations	84,337	89,345
Interest received	271	440
Interest paid	(5,053)	(5,055)
Investment income received	58	21
Income tax paid	(4,625)	(7,995)

Net cash from operating activities	74,988	76,756

The notes on pages 110 to 166 form part of these financial statements.

Notes to the Financial Statements

For the year ended 31 December 2009

1.	Principal Activities, Organisation and Basis of Presentation

Principal activities

China Telecom Corporation Limited (the “Company”) and its subsidiaries (hereinafter, collectively referred to as the “Group”) offers a comprehensive range of wireline and mobile telecommunications services including wireline voice, mobile voice, Internet, managed data and leased line, value-added services, integrated information application services and other related services. The Group provides wireline telecommunications services and related services in Beijing Municipality, Shanghai Municipality, Guangdong Province, Jiangsu Province, Zhejiang Province, Anhui Province, Fujian Province, Jiangxi Province, Guangxi Zhuang Autonomous Region, Chongqing Municipality, Sichuan Province, Hubei Province, Hunan Province, Hainan Province, Guizhou Province, Yunnan Province, Shaanxi Province, Gansu Province, Qinghai Province, Ningxia Hui Autonomous Region, Xinjiang Uygur Autonomous Region and Hong Kong Special Administrative Region of the People’s Republic of China (the “PRC”). Following the acquisition of Code Division Multiple Access (“CDMA”) mobile communication business in October 2008, the Group also provides nation-wide mobile telecommunications and related services in the mainland of the PRC and the Macau Special Administrative Region of the PRC. The Group also provides leased line and other related services in certain countries of the Asia Pacific, South America and North America regions.

The operations of the Group in the mainland PRC are subject to the supervision and regulation by the PRC government. The Ministry of Industry and Information Technology of the PRC (hereinafter “MIIT”), pursuant to the authority delegated to it by the PRC State Council, is responsible for formulating the telecommunications industry policies and regulations, including the regulation and setting of tariff levels for basic telecommunications services, such as wireline and mobile local and long distance telephony services, managed data services, leased line, roaming and interconnection arrangements.

Organisation

China Telecommunications Corporation (together with its subsidiaries other than the Group referred to as “China Telecom Group”) is a state-owned enterprise which is under the supervision and regulation of the MIIT of the PRC. In November 2001, pursuant to an industry restructuring plan approved by the State Council, China Telecommunications Corporation’s wireline telecommunications networks and related operations in 10 northern provinces, municipalities and autonomous regions of the PRC were transferred to the former China Netcom Group (subsequently merged with China United Network Communications Group Company Limited). China Telecommunications Corporation retained the wireline telecommunications networks and related operations of 21 provinces, municipalities and autonomous regions of the PRC, including those of the Company’s subsidiaries. In accordance with this industry restructuring plan, China Telecommunications Corporation and the former China Netcom Group own 70% and 30%, respectively, of the nationwide inter-provincial optic fibres.

As part of the reorganisation (the “Restructuring”) of China Telecommunications Corporation, the Company was incorporated in the PRC on 10 September 2002. In connection with the Restructuring, China Telecommunications Corporation transferred to the Company the wireline telecommunications business and related operations in Shanghai Municipality, Guangdong Province, Jiangsu Province and Zhejiang Province together with the related assets and liabilities (the “Predecessor Operations”) in consideration for 68,317 million ordinary domestic shares of the Company. The shares issued to China Telecommunications Corporation have a par value of RMB1.00 each and represented the entire registered and issued share capital of the Company at that date.

Pursuant to the resolution passed by the Company’s independent shareholders at an Extraordinary General Meeting held on

15 December 2003, the Company acquired the entire equity interests in Anhui Telecom Company Limited, Fujian Telecom Company Limited, Jiangxi Telecom Company Limited, Guangxi Telecom Company Limited, Chongqing Telecom Company Limited and Sichuan Telecom Company Limited (collectively the “First Acquired Group”) and certain network management and research and development facilities from China Telecommunications Corporation for a total purchase price of RMB46,000 million on 31 December 2003 (hereinafter, referred to as the “First Acquisition”). The purchase price consisted of a cash payment of RMB11,000 million and a long-term payable of RMB35,000 million. The remaining balance of the long-term payable was settled in October 2008.

Notes to the Financial Statements (continued)

For the year ended 31 December 2009

1.	Principal Activities, Organisation and Basis of Presentation (continued)

Organisation (continued)

Pursuant to the resolution passed by the Company’s independent shareholders at an Extraordinary General Meeting held on 9 June 2004, the Company acquired the entire equity interests in Hubei Telecom Company Limited, Hunan Telecom Company Limited, Hainan Telecom Company Limited, Guizhou Telecom Company Limited, Yunnan Telecom Company Limited, Shaanxi Telecom Company Limited, Gansu Telecom Company Limited, Qinghai Telecom Company Limited, Ningxia Telecom Company Limited and Xinjiang Telecom Company Limited (collectively the “Second Acquired Group”) from China Telecommunications Corporation for a total purchase price of RMB27,800 million on 30 June 2004 (hereinafter, referred to as the “Second Acquisition”). The purchase price consisted of a cash payment of RMB8,340 million and a long-term payable of RMB19,460 million. On 30 June 2004, the Company repaid RMB4,310 million of this payable amount using the net proceeds from the issuance of new H shares in May 2004. The remaining balance of the long-term payable was settled in March 2009.

Pursuant to an equity purchase agreement entered into by the Company with China Telecommunications Corporation on 15 June 2007, the Company acquired the entire equity interests in China Telecom System Integration Co., Ltd. (“CTSI”), China Telecom (Hong Kong) International Limited (“CT (HK)”) and China Telecom (Americas) Corporation (“CT Americas”) (collectively the “Third Acquired Group”) from China Telecommunications Corporation for a total purchase price of RMB1,408 million (hereinafter, referred to as the “Third Acquisition”). The purchase price was fully paid in July 2007.

Pursuant to an acquisition agreement entered into by the Company and China Telecommunications Corporation on 31 March 2008, the Company acquired the entire equity interest in China Telecom Group Beijing Corporation (“Beijing Telecom” or the “Fourth Acquired Company”) from China Telecommunications Corporation for a total purchase price of RMB5,557 million (hereinafter, referred to as the “Fourth Acquisition”). The purchase price was fully paid in July 2008.

Hereinafter, the First Acquired Group, the Second Acquired Group, the Third Acquired Group and the Fourth Acquired Company are collectively referred to as the “Acquired Groups”.

Basis of presentation

Since the Group is under common control of China Telecommunications Corporation, the Group’s above acquisitions have been accounted for as a combination of entities under common control in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities of these entities have been accounted for at historical amounts and the consolidated financial statements of the Group prior to the acquisitions are combined with the financial statements of the Acquired Groups. The consideration for the acquisition of these entities are accounted for as an equity transaction in the consolidated statement of changes in equity.

Merger with subsidiaries

Pursuant to the resolution passed by the Company’s shareholders at an Extraordinary General Meeting held on 25 February 2008, the Company entered into merger agreements with each of the following subsidiaries: Shanghai Telecom Company Limited, Guangdong Telecom Company Limited, Jiangsu Telecom Company Limited, Zhejiang Telecom Company Limited, Anhui Telecom Company Limited, Fujian Telecom Company Limited, Jiangxi Telecom Company Limited, Guangxi Telecom Company Limited, Chongqing Telecom Company Limited, Sichuan Telecom Company Limited, Hubei Telecom Company Limited, Hunan Telecom Company Limited, Hainan Telecom Company Limited, Guizhou Telecom Company Limited, Yunnan Telecom Company Limited, Shaanxi Telecom Company Limited, Gansu Telecom Company Limited, Qinghai Telecom Company Limited, Ningxia Telecom Company Limited and Xinjiang Telecom Company Limited. In addition, the Company entered into merger agreements with Beijing Telecom on 1 July 2008. Pursuant to these merger agreements, the Company merged with these subsidiaries and the assets, liabilities and business operations of these subsidiaries were transferred to the Company’s branches in the respective regions.

Notes to the Financial Statements (continued)

For the year ended 31 December 2009

2.	Significant Accounting Policies

(a)	Basis of preparation

The accompanying financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). IFRS includes International Accounting Standards (“IAS”) and interpretations. These financial statements also comply with the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

These financial statements are prepared on the historical cost basis as modified by the revaluation of certain property, plant and equipment (Note 2(g)) and available-for-sale equity securities (Note 2(m)). The accounting policies described below have been consistently applied by the Group.

The preparation of the financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of IFRS that have significant effect on the financial statements and estimates with a significant risk of material adjustment in future financial periods are described in Note 39.

(b)	Basis of consolidation

The consolidated financial statements comprise the Company and its subsidiaries and the Group’s interests in associates. A subsidiary is an entity controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The financial results of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases, and the profit attributable to minority interests is separately presented on the face of the consolidated statement of comprehensive income as an allocation of the profit or loss for the year between the minority interests and the equity holders of the Company. Minority interests represent the portion of the net assets of subsidiaries attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiaries. Minority interests at the end of the reporting period are presented in the consolidated statement of financial position within equity and consolidated statement of changes in equity, separately from equity attributable to the equity holders of the Company.

An associate is an entity, not being a subsidiary, in which the Group exercises significant influence, but not control, over its management. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control over those policies.

An investment in an associate is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost and adjusted thereafter for the Group’s equity share of the post-acquisition changes in the associate’s net assets.

Notes to the Financial Statements (continued)

For the year ended 31 December 2009

2.	Significant Accounting Policies (continued)

(b)	Basis of consolidation (continued)

All significant intercompany balances and transactions and any unrealised gains arising from intercompany transactions are eliminated on consolidation. Unrealised gains arising from transactions with associates are eliminated to the extent of the Group’s interest in the entity. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

(c)	Translation of foreign currencies

The accompanying consolidated financial statements are presented in Renminbi (“RMB”). The functional currency of the Company and its subsidiaries in mainland PRC is RMB. The functional currency of CT (HK), CT Americas, China Telecom (Macau) Company Limited (“CT Macau”) and China Telecom (Singapore) Pte. Limited (“CT Singapore”) is Hong Kong dollars (HK$), US dollars (US$), Macau Pataca (MOP) and Singapore dollars (S$) respectively. Transactions denominated in currencies other than the functional currency during the year are translated into the functional currency at the applicable rates of exchange prevailing on the transaction dates. Foreign currency monetary assets and liabilities are translated into the functional currency using the applicable exchange rates at the end of the reporting period. The resulting exchange differences, other than those capitalised as construction in progress (Note 2(i)), are recognised as income or expense in profit or loss. For the periods presented, no exchange differences were capitalised.

When preparing the Group’s consolidated financial statements, the results of operations of CT (HK), CT Americas, CT Macau and CT Singapore are translated into Renminbi at average rate prevailing during the year. Statement of financial position items of CT (HK) and CT Americas, CT Macau and CT Singapore are translated into Renminbi at the foreign exchange rates ruling at the end of the reporting period. The resulting exchange differences are recognised in other comprehensive income and accumulated separately in equity in the exchange reserve.

(d)	Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and in hand and time deposits with original maturities of three months or less when purchased. Cash equivalents are stated at cost, which approximates fair value. None of the Group’s cash and cash equivalents is restricted as to withdrawal.

(e)	Trade and other receivables

Trade and other receivables are initially recognised at fair value and thereafter stated at amortised cost less allowance for impairment of doubtful debts (Note 2(o)) unless the effect of discounting would be immaterial, in which case they are stated at cost.

(f)	Inventories

Inventories consist of materials and supplies used in maintaining the telecommunications network and goods for resale. Inventories are valued at cost using the specific identification method or the weighted average cost method, less a provision for obsolescence.

Inventories that are held for resale are stated at the lower of cost or net realisable value. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Notes to the Financial Statements (continued)

For the year ended 31 December 2009

2.	Significant Accounting Policies (continued)

(g)	Property, plant and equipment

Property, plant and equipment are initially recorded at cost, less subsequent accumulated depreciation and impairment losses (Note 2(o)). The cost of an asset comprises its purchase price, any directly attributable costs of bringing the asset to working condition and location for its intended use and the cost of borrowed funds used during the periods of construction. Expenditure incurred after the asset has been put into operation, including cost of replacing part of such an item, is capitalised only when it increases the future economic benefits embodied in the item of property, plant and equipment and the cost can be measured reliably. All other expenditure is expensed as it is incurred.

Subsequent to the revaluation as described in Note 4, property, plant and equipment are carried at revalued amount, being the fair value at the date of the revaluation, less subsequent accumulated depreciation and impairment losses. When an item of property, plant and equipment is revalued, any accumulated depreciation at the date of the revaluation is restated proportionately with the change in the gross carrying amount of the asset so that the carrying amount of the asset after revaluation equals its revalued amount. The separate classes into which the Company groups assets for the revaluation are buildings and improvements; telecommunications network plant and equipment; and furniture, fixture, motor vehicles and other equipment. When an item of property, plant and equipment is revalued, the entire class of property, plant and equipment to which that asset belongs is revalued simultaneously. When an asset’s carrying amount is increased as a result of a revaluation, the increase is recognised in other comprehensive income and accumulated in equity in the revaluation reserve. However, a revaluation increase is recognised as income to the extent that it reverses a revaluation decrease of the same asset previously recognised as an expense. When an asset’s carrying amount is decreased as a result of a revaluation, the decrease is recognised as an expense in the profit or loss. However, a revaluation decrease is charged directly against any related revaluation surplus to the extent that the decrease does not exceed the amount held in the revaluation reserve in respect of that same asset. Revaluations are performed with sufficient regularity such that the carrying amount does not differ materially from that which would be determined using fair value at the end of the reporting period. Revaluations are performed annually on items which experience significant and volatile movements in fair value while items which experience insignificant movements in fair value are revalued every three to five years.

Assets acquired under leasing agreements which effectively transfer substantially all the risks and benefits incidental to ownership from the lessor to the lessee are classified as assets under finance leases. Assets held under finance leases are initially recorded at amounts equivalent to the lower of the fair value of the leased assets at the inception of the lease or the present value of the minimum lease payments (computed using the rate of interest implicit in the lease). The net present value of the future minimum lease payments is recorded correspondingly as a finance lease obligation. Assets held under finance leases are amortised over their estimated useful lives on a straight-line basis. As at 31 December

2009, the carrying amount of assets held under finance leases was RMB80 million (2008: RMB93 million).

Gains or losses arising from retirement or disposal of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised as income or expense in the profit or loss on the date of disposal. On retirement or disposal of a revalued asset, the related revaluation surplus is transferred from the revaluation reserve to retained earnings.

Notes to the Financial Statements (continued)

For the year ended 31 December 2009

2.	Significant Accounting Policies (continued)

(g)	Property, plant and equipment (continued)

Depreciation is provided to write off the cost/revalued amount of each asset over its estimated useful life on a straight-line basis, after taking into account its estimated residual value, as follows:

Depreciable lives primarily range from
Buildings and improvements	8 to 30 years
Telecommunications network plant and equipment	6 to 10 years
Furniture, fixture, motor vehicles and other equipment	5 to 10 years

Where parts of an item of property, plant and equipment have different useful lives, the cost or valuation of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value are reviewed annually.

(h)	Lease prepayments

Lease prepayments represent land use rights paid. Land use rights are initially carried at cost and then charged to profit or loss on a straight-line basis over the respective periods of the rights which range from 20 years to 70 years.

(i)	Construction in progress

Construction in progress represents buildings, telecommunications network plant and equipment and other equipment and intangible assets under construction and pending installation, and is stated at cost less impairment losses (Note 2(o)). The cost of an item comprises direct costs of construction, capitalisation of interest charges and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest charges during the periods of construction. Capitalisation of these costs ceases and the construction in progress is transferred to property, plant and equipment and intangible assets when the asset is substantially ready for its intended use.

No depreciation is provided in respect of construction in progress.

(j)	Goodwill

Goodwill represents the excess of the cost over the Group’s interest in the fair value of the net assets acquired in the

CDMA acquisition.

Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash-generating units and is tested annually for impairment (Note 2(o)). On disposal of a cash generating unit during the year, any attributable amount of the goodwill is included in the calculation of the profit or loss on disposal.

(k)	Intangible assets

The Group’s intangible assets comprise computer software and customer relationships acquired in the CDMA business acquisition (Note 7).

Computer software that is not an integral part of any tangible assets, is recorded at cost less subsequent accumulated amortisation and impairment losses (Note 2(o)). Amortisation of computer software is calculated on a straight-line basis over the estimated useful lives, which mainly range from three to five years.

The customer relationships acquired in the CDMA acquisition are recorded at the acquisition-date fair value and amortised on a straight-line basis over the expected customer relationship of five years.

Notes to the Financial Statements (continued)

For the year ended 31 December 2009

2.	Significant Accounting Policies (continued)

(l)	Investments in subsidiaries

In the Company’s stand-alone statement of financial position, investments in subsidiaries are stated at cost less impairment losses (Note 2(o)).

(m)	Investments

Investments in available-for-sale equity securities are carried at fair value with any change in fair value being recognised in other comprehensive income and accumulated separately in equity. When these investments are derecognised or impaired, the cumulative gain or loss previously recognised in other comprehensive income is recognised in the profit or loss. Investments in equity securities that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are stated at cost less impairment losses (Note 2(o)).

(n)	Operating lease charges

Where the Group has the use of assets held under operating leases, payments made under the leases are charged to profit or loss in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognised in profit or loss as an integral part of the aggregate net lease payments made. Contingent rentals are charged to profit or loss in the accounting period in which they are incurred.

(o)	Impairment

(i)	Impairment of investments in equity securities and trade and other receivables

Investments in equity securities and trade and other receivables are reviewed at the end of each reporting period to determine whether there is objective evidence of impairment. If such evidence exists, the impairment loss is measured as the difference between the asset’s carrying amount and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material, and is recognised as an expense in profit or loss. Impairment losses for trade and other receivables are reversed through profit or loss if in a subsequent period the amount of the impairment losses decreases. Impairment losses for equity securities are not reversed.

(ii)	Impairment of long-lived assets

The carrying amounts of the Group’s long-lived assets, including property, plant and equipment, intangible assets and construction in progress are reviewed periodically to determine whether there is any indication of impairment. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. For goodwill, the impairment testing is performed annually at each year end.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and the net selling price. When an asset does not generate cash flows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit). In determining the value in use, expected future cash flows generated by the assets are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. The goodwill arising from a business combination, for the purpose of impairment testing, is allocated to cash-generating units that are expected to benefit from the synergies of the combination.

An impairment loss is recognised if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment loss is recognised as an expense in profit or loss. Impairment loss recognised in respect of cash-generating units is allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis.

Notes to the Financial Statements (continued)

For the year ended 31 December 2009

2.	Significant Accounting Policies (continued)

(o)	Impairment (continued)

(ii)	Impairment of long-lived assets (continued)

The Group assesses at the end of each reporting period whether there is any indication that an impairment loss recognised for an asset in prior years may no longer exist. An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. A subsequent increase in the recoverable amount of an asset, when the circumstances and events that led to the write-down cease to exist, is recognised as an income in profit or loss. The reversal is reduced by the amount that would have been recognised as depreciation had the write-down not occurred. For the years presented, no reversal of impairment loss was recognised in profit or loss. An impairment loss in respect of goodwill is not reversed.

(p)	Revenue recognition

The revenue recognition methods of the Group are as follows:

(i)	Revenue derived from local, DLD and ILD usage are recognised as the services are provided.

(ii)	Upfront fees received for activation of wireline services and wireline installation charges are deferred and recognised over the expected customer relationship period. The direct incremental costs associated with the installation of wireline services are deferred to the extent of the upfront fees and are amortised over the same expected customer relationship period.

(iii)	Monthly service fees are recognised in the month during which the services are provided to customers. (iv) Revenue from sale of prepaid calling cards are recognised as the cards are used by customers.

(v)	Revenue derived from value-added services are recognised when the services are provided to customers.

(vi)	Revenue from the provision of Internet and managed data services are recognised when the services are provided to customers.

(vii)	Interconnection fees from domestic and foreign telecommunications operators are recognised when the services are rendered as measured by the minutes of traffic processed.

(viii)	Lease income from operating leases is recognised over the term of the lease.

(ix)	Revenue derived from integrated information application services are recognised when the services are provided to customers.

(x)	Sale of equipment is recognised on delivery of the equipment to customers and when the significant risks and rewards of ownership and title have been transferred to the customers.

Notes to the Financial Statements (continued)

For the year ended 31 December 2009

2.	Significant Accounting Policies (continued)

(q)	Advertising and promotion expense

The costs for advertising and promoting the Group’s telecommunications services are expensed as incurred. Advertising and promotion expense, which is included in selling, general and administrative expenses, was RMB22,360 million for the year ended 31 December 2009 (2008: RMB12,776 million).

(r)	Net finance costs

Net finance costs comprise interest income on bank deposits, interest costs on borrowings, and foreign exchange gains and losses. Interest income from bank deposits is recognised as it accrues using the effective interest method.

Interest costs incurred in connection with borrowings are calculated using the effective interest method and are expensed as incurred, except to the extent that they are capitalised as being directly attributable to the construction of an asset which necessarily takes a substantial period of time to get ready for its intended use.

(s)	Research and development expense

Research and development expenditure is expensed as incurred. For the year ended 31 December 2009, research and development expense was RMB545 million (2008: RMB490 million).

(t)	Employee benefits

The Group’s contributions to defined contribution retirement plans administered by the PRC government are recognised in profit or loss as incurred. Further information is set out in Note 37.

Compensation expense in respect of the stock appreciation rights granted is accrued as a charge to the profit or loss over the applicable vesting period based on the fair value of the stock appreciation rights. The liability of the accrued compensation expense is re-measured to fair value at the end of each reporting period with the effect of changes in the fair value of the liability charged or credited to profit or loss. Further details of the Group’s stock appreciation rights scheme are set out in Note 38.

(u)	Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between the amount initially recognised and the redemption value recognised in profit or loss over the period of the borrowings, together with any interest, using the effective interest method.

(v)	Trade and other payables

Trade and other payables are initially recognised at fair value and thereafter stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(w)	Provisions and contingent liabilities

A provision is recognised in the consolidated statement of financial position when the Group has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events, are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

Notes to the Financial Statements (continued)

For the year ended 31 December 2009

2.	Significant Accounting Policies (continued)

(x)	Income tax

Income tax for the year comprises current tax and movement in deferred tax assets and liabilities. Income tax is recognised in profit or loss except to the extent that it relates to items recognised in other comprehensive income, in which case the relevant amounts of tax are recognised in other comprehensive income. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the end of the reporting period, and any adjustment to tax payable in respect of previous years. Deferred tax is provided using the balance sheet liability method, providing for all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. The amount of deferred tax is calculated on the basis of the enacted or substantively enacted tax rates that are expected to apply in the period when the asset is realised or the liability is settled. The effect on deferred tax of any changes in tax rates is charged or credited to profit or loss, except for the effect of a change in tax rate on the carrying amount of deferred tax assets and liabilities which were previously recognised in other comprehensive income, in such case the effect of a change in tax rate is also recognised in other comprehensive income.

A deferred tax asset is recognised only to the extent that it is probable that future taxable income will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(y)	Dividends

Dividends are recognised as a liability in the period in which they are declared.

(z)	Segmental reporting

An operating segment is a component of the Group that engages in business activities from which the Group may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group’s chief operating decision maker in order to allocate resource and assess performance of the segment. For the periods presented, management has determined that the Group has no operating segments as the Group is only engaged in the integrated telecommunication business. The Group’s assets and operating revenues derived from activities located outside the PRC are less than 1% of the Group’s assets and operating revenues, respectively. No geographical area information has been presented as such information is immaterial.

3.	Changes in Accounting Policy, Financial Statement Presentation and Disclosures

The IASB has issued a number of new and revised IFRS and Interpretations that are effective or available for early adoption for accounting periods beginning on or after 1 January 2009. The Group has adopted these new and revised IFRS in the preparation of the Group’s financial statements for the year ended 31 December 2009. The Group has not applied any new standard or interpretations that is not yet effective for the current accounting period (Note 40).

The accounting policies of the Group after the adoption of these new and revised IFRS have been summarised in Note 2. The following sets out further information on the changes in accounting policies, financial statement presentation and disclosures for the annual accounting period beginning on 1 January 2009 which have been reflected in these financial statements.

(i)	IAS 1 (revised 2007), “Presentation of financial statements”

In prior years, the Group’s consolidated financial statements comprised the consolidated balance sheet, consolidated income statement, consolidated statement of changes in equity, consolidated statement of cash flows and other explanatory notes. Income and expenses recognised in profit or loss were presented in the consolidated income statement. All changes in equity during the year arising from transactions with equity shareholders in their capacity and other income and expenses that the Group recognised directly in equity in accordance with IFRS were presented in the consolidated statement of changes in equity.

Notes to the Financial Statements (continued)

For the year ended 31 December 2009

3.	Changes in Accounting Policy, Financial Statement Presentation and Disclosures (continued)

(i)	IAS 1 (revised 2007), “Presentation of financial statements” (continued)

As a result of the adoption of IAS 1 (revised 2007), the Group’s consolidated income statement is replaced by the consolidated statement of comprehensive income. All income and expenses recognised in profit or loss, together with other income and expenses that were previously recognised directly in equity in accordance with IFRS are now presented in the consolidated statement of comprehensive income. Comparative amounts have been restated to conform with the new presentation. This change in presentation has no effect on reported profit or loss, total income and expenses or net assets for any periods presented. In addition, the term “consolidated balance sheet” has been changed to “consolidated statement of financial position” in accordance with IAS 1 (revised 2007).

(ii)	IFRIC 13, “Customer loyalty programmes”

The Group has launched a customer loyalty scheme to its telephony and Internet service subscribers that provides subscribers with bonus point credits. The bonus point credits can be redeemed for free telecommunication services or other gifts.

In prior years, the Group recognised bonus point credits associated with the customer loyalty scheme as a current liability based on the estimated fair value of the bonus point credits granted to subscribers, with a corresponding charge to selling, general and administrative expense. When the subscribers redeemed the awards or when the bonus point credits expired, the liability was reduced accordingly to reflect the change in outstanding obligations.

As a result of the adoption of IFRIC 13 which is effective for accounting period beginning on or after 1 July 2008, the Group accounts for bonus point credits associated with the customer loyalty scheme as a separately identifiable component of the sales transaction in which bonus point credits are granted. The fair value of the consideration received or receivable is allocated between bonus point credits and other components of the sale transaction based on their relative fair values. Consideration allocated to bonus point credits is initially recorded as a current liability which is subsequently recognised as revenue when the bonus point credits are redeemed by subscribers or the bonus point credits expire. The costs of gifts redeemed by subscribers is recognised as other operating expenses.

The following table summarises the retrospective adjustments that have been made in accordance with IFRIC 13 to each of the line items in the consolidated statement of comprehensive income for the year ended 31 December 2008:

Effect of adoption of IFRIC 13 ((decrease)/increase for the year) RMB millions

Operating revenues	(272)
Selling, general and administrative expenses	(434)
Other operating expenses	162

As a result of the adoption of IFRIC 13, the Group’s operating revenues and selling, general and administrative expenses decreased by RMB92 million and RMB227 million respectively while other operating expenses increased by RMB135 million for the year ended 31 December 2009. The adoption of IFRIC 13 did not have any effect on the Group’s net profit and total comprehensive income for the periods presented.

(iii)	Amendments to IFRS 7, “Financial Instruments: Disclosure”

As a result of the adoption of the amendments to IFRS 7, Note 34(a) contains disclosures about the fair value measurement of the Group’s financial instruments, including categorising these fair value measurements into a three- level fair value hierarchy.

Notes to the Financial Statements (continued)

For the year ended 31 December 2009

4.	Property, Plant and Equipment, Net

The Group:

	Buildings and improvements RMB millions	Telecommunications network plant and equipment RMB millions	Furniture, fixture, motor vehicles and other equipment RMB millions	Total RMB millions

Cost/valuation:
Balance at 1 January 2008	81,881	576,153	20,208	678,242
Additions	100	1,014	871	1,985
Transferred from construction in progress	2,511	40,784	1,584	44,879
Acquisition of CDMA business	920	1,622	91	2,633
Disposals	(148)	(14,564)	(991)	(15,703)
Reclassification	—	174	(174)	—

Balance at 31 December 2008	85,264	605,183	21,589	712,036

Additions	185	852	745	1,782
Transferred from construction in progress	2,013	33,596	1,277	36,886
Disposals	(293)	(17,535)	(1,330)	(19,158)
Reclassification	9	42	(51)	—

Balance at 31 December 2009	87,178	622,138	22,230	731,546

Accumulated depreciation and impairment:
Balance at 1 January 2008	(20,117)	(316,560)	(12,273)	(348,950)
Acquisition of CDMA business	—	(27)	(9)	(36)
Depreciation charge for the year	(3,436)	(46,661)	(2,160)	(52,257)
Provision for impairment	(36)	(24,131)	—	(24,167)
Written back on disposal	76	11,545	912	12,533
Reclassification	—	(99)	99	—

Balance at 31 December 2008	(23,513)	(375,933)	(13,431)	(412,877)

Depreciation charge for the year	(3,643)	(42,889)	(2,165)	(48,697)
Provision for impairment	—	(753)	—	(753)
Written back on disposal	239	15,605	1,265	17,109
Reclassification	3	(21)	18	—

Balance at 31 December 2009	(26,914)	(403,991)	(14,313)	(445,218)

Net book value at 31 December 2009	60,264	218,147	7,917	286,328

Net book value at 31 December 2008	61,751	229,250	8,158	299,159

Notes to the Financial Statements (continued)

For the year ended 31 December 2009

4.	Property, Plant and Equipment, Net (continued)

The Company:

	Buildings and improvements RMB millions	Telecommunications network plant and equipment RMB millions	Furniture, fixture, motor vehicles and other equipment RMB millions	Total RMB millions

Cost/valuation:
Balance at 1 January 2008	216	468	177	861
Transferred from subsidiaries	80,852	570,381	19,506	670,739
Additions	93	954	755	1,802
Transferred from construction in progress	2,422	40,647	1,523	44,592
Acquisition of CDMA business	913	1,511	36	2,460
Disposals	(148)	(14,393)	(954)	(15,495)
Reclassification	—	177	(177)	—

Balance at 31 December 2008	84,348	599,745	20,866	704,959

Additions	172	771	688	1,631
Transferred from construction in progress	1,967	33,474	1,201	36,642
Disposals	(233)	(15,950)	(1,284)	(17,467)
Reclassification	27	32	(59)	—

Balance at 31 December 2009	86,281	618,072	21,412	725,765

Accumulated depreciation:
Balance at 1 January 2008	(2)	(145)	(73)	(220)
Transferred from subsidiaries	(19,769)	(313,326)	(11,855)	(344,950)
Depreciation charge for the year	(3,409)	(46,320)	(2,090)	(51,819)
Provision for impairment	(36)	(24,131)	—	(24,167)
Written back on disposal	76	11,438	884	12,398
Reclassification	—	(83)	83	—

Balance at 31 December 2008	(23,140)	(372,567)	(13,051)	(408,758)

Depreciation charge for the year	(3,584)	(42,564)	(2,072)	(48,220)
Provision for impairment	—	(753)	—	(753)
Written back on disposal	190	14,179	1,225	15,594
Reclassification	(1)	(18)	19	—

Balance at 31 December 2009	(26,535)	(401,723)	(13,879)	(442,137)

Net book value at 31 December 2009	59,746	216,349	7,533	283,628

Net book value at 31 December 2008	61,208	227,178	7,815	296,201

Notes to the Financial Statements (continued)

For the year ended 31 December 2009

4.	Property, Plant and Equipment, Net (continued)

In accordance with the Group’s accounting policy (Note 2(g)), the property, plant and equipment of the Group as at 31 December 2007 were revalued for each asset class by the Group on a depreciated replacement cost basis. The property, plant and equipment as at 31 December 2007 was revalued at RMB326,123 million. The surplus on revaluation of certain property, plant and equipment totalling RMB4,809 million was credited to the other comprehensive income for the year ended 31 December 2007 and accumulated separately in equity in the revaluation reserve while the deficit on revaluation of certain property, plant and equipment totalling RMB2,755 million was recognised as an expense in profit or loss for the year ended 31 December 2007.

The following is a summary of the carrying value of the Group’s property, plant and equipment (excluding Beijing Telecom) before the revaluation and the revalued amounts of these assets as at 31 December 2007:

	Carrying value before the revaluation RMB millions	Revaluation surplus RMB millions	Revaluation deficit RMB millions	Revalued amounts RMB millions

Buildings and improvements	56,913	3,578	—	60,491
Telecommunications network plant and equipment	259,349	1,231	(2,754)	257,826
Furniture, fixture, motor vehicles and other equipment	7,807	—	(1)	7,806

	324,069	4,809	(2,755)	326,123

For the year ended 31 December 2008, an impairment loss on property, plant and equipment of RMB24,167 million was recognised, which included an impairment loss on wireless access service (“PHS”) specific equipment of RMB23,954 million. The recoverable amounts of the PHS specific equipment were determined based on the asset held in use model that estimated the future cash flows and outflows to be derived from continuing use of the asset for three years and from its ultimate disposal and applying a discount rate that reflects current market assessment of the time value of money and the risks specific to the asset. The primary factor resulting in the impairment loss was due to lower revenue expected to be generated from this equipment following the acquisition of the CDMA business and execution of full services integrated operations.

For the year ended 31 December 2009, an impairment loss on property, plant and equipment of RMB753 million was recognised which mainly represented impairment made in respect of the Digital Data Network (“DDN”) specific equipment. The recoverable amounts of the DDN specific equipment were determined based on the asset held in use model that estimated the future cash flows and outflows to be derived from continuing use of the asset lives and from its ultimate disposal and applying a discount rate that reflects current market assessment of the time value of money and the risks specific to the asset. The primary factor resulting in the impairment loss was due to the decrease in customer demand for DDN service and its technology being gradually substituted by other technologies.

Notes to the Financial Statements (continued)

For the year ended 31 December 2009

5.	Construction in Progress

	The Group RMB millions	The Company RMB millions

Balance at 1 January 2008	13,626	202
Additions	46,328	46,024
Transferred from subsidiaries	—	13,338
Transferred to property, plant and equipment	(44,879)	(44,592)
Transferred to intangible assets	(1,460)	(1,447)

Balance at 31 December 2008	13,615	13,525

Additions	36,220	35,961
Transferred to property, plant and equipment	(36,886)	(36,642)
Transferred to intangible assets	(1,382)	(1,369)

Balance at 31 December 2009	11,567	11,475

6.	Goodwill

	The Group		The Company
	2009 RMB millions	2008 RMB millions	2009 RMB millions	2008 RMB millions

Cost:
Goodwill arising from acquisition of CDMA business	29,922	29,922	29,877	29,877

On 1 October 2008, the Group acquired the CDMA mobile communication business and related assets and liabilities, which also included the entire equity interests of China Unicom (Macau) Company Limited (currently known as China Telecom (Macau) Company Limited) and 99.5% equity interests of Unicom Huasheng Telecommunications Technology Company Limited (currently known as Tianyi Telecom Terminals Company Limited) (collectively the “CDMA business”) from China Unicom Limited (currently known as China Unicom (Hong Kong) Limited) and China Unicom Corporation Limited (currently known as China United Network Communications Corporation Limited) (collectively “China Unicom”). The purchase price of the business combination was RMB43,800 million. In addition, pursuant to the acquisition agreement, the Group acquired the customer-related assets and assumed the customer-related liabilities of CDMA business for a net settlement amount of RMB3,471 million due from China Unicom. This amount was subsequently settled by China Unicom in 2009. The business combination was accounted for using the purchase method.

Notes to the Financial Statements (continued)

For the year ended 31 December 2009

6.	Goodwill (continued)

The fair value of the identifiable assets acquired and liabilities assumed on acquisition date and the purchase price allocation are as follows:

	Pre-acquisition carrying amounts RMB millions	Fair value adjustments RMB millions	Recognised values on acquisition RMB millions

Property, plant and equipment	2,892	(295)	2,597
Lease prepayments	181	—	181
Deferred tax assets	23	—	23
Intangible assets	15	11,286	11,301
Other non-current assets	208	30	238
Inventories	487	(234)	253
Accounts receivable	737	—	737
Prepayment and other current assets	16	—	16
Cash and cash equivalents	1,150	—	1,150
Accounts payable	(385)	—	(385)
Accrued expenses and other payables	(5,583)	—	(5,583)
Tax payable	(32)	—	(32)

Identifiable net assets acquired			10,496
Minority interest			(5)
Goodwill			29,922

Total cost of acquisition, including direct transaction cost of RMB84 million			40,413
Consideration payable			(13,223)
Settlement amount due from China Unicom in relation to the acquisition (reduction to the original purchase price)			3,471
Cash acquired			(1,150)

Net cash outflow			29,511

Notes to the Financial Statements (continued)

For the year ended 31 December 2009

6.	Goodwill (continued)

The goodwill recognised in the business combination is attributable to the skills and technical talent of the acquired business’s workforce, and the synergies expected to be achieved from integrating and combining the CDMA mobile communication business into the Group’s telecommunication business.

For purposes of goodwill impairment testing, the goodwill arising from the acquisition of CDMA business was allocated to the appropriate cash-generating unit of the Group, which is the Group’s telecommunication business. The recoverable amount of the Group’s telecommunication business is estimated based on the value in use model, which considers the Group’s financial budgets covering a five-year period and a pre-tax discount rate of 10%. Cash flows beyond the five-year period are projected to perpetuity at annual growth rate of 1%. Management performed impairment tests for the goodwill and determined that goodwill was not impaired. Management believes any reasonably possible change in the key assumptions on which the recoverable amount is based would not cause its recoverable amount to be less than carrying amount.

Key assumptions used for the value in use calculation model are the number of subscribers, average revenue per subscriber and gross margin. Management determined the number of subscribers, average revenue per subscriber and gross margin based on historical trends and financial information.

The operating revenue from CDMA mobile services for the period from 1 October 2008 to 31 December 2008 was RMB6,154 million. The amount of net income or loss of the acquired CDMA business since the acquisition date included in the consolidated statements of comprehensive income for the year ended 31 December 2008 and the amounts of operating revenues and net income or loss of the Group for the year ended 31 December 2008 as though the CDMA business was acquired as of 1 January 2008 have not been provided because the disclosure of such information was impracticable. The reason why such disclosure was considered impracticable was because no discrete and/or historical profit or loss or operating revenues information of the CDMA business for the relevant periods was available or existed to determine the disclosure amounts. The Group has made every reasonable effort to provide such information, however, after considering the number of significant adjustments and estimates that would be required to be made, the Group determine that, without any objective information, it was impossible to provide such information that is reliable and meaningful.

Notes to the Financial Statements (continued)

For the year ended 31 December 2009

7.	Intangible Assets

The Group:

	Computer software RMB millions	Customer relationships RMB millions	Total RMB millions

Cost:
Balance at 1 January 2008	4,600	—	4,600
Additions	148	—	148
Acquisition of CDMA business	63	11,238	11,301
Transferred from construction in progress	1,460	—	1,460
Disposals	(113)	—	(113)

Balance at 31 December 2008	6,158	11,238	17,396

Additions	111	—	111
Transferred from construction in progress	1,382	—	1,382
Disposals	(64)	—	(64)

Balance at 31 December 2009	7,587	11,238	18,825

Accumulated amortisation:
Balance at 1 January 2008	(1,786)	—	(1,786)
Amortisation charge for the year	(917)	(562)	(1,479)
Provision for impairment	(5)	—	(5)
Written back on disposal	109	—	109

Balance at 31 December 2008	(2,599)	(562)	(3,161)

Amortisation charge for the year	(1,162)	(2,248)	(3,410)
Provision for impairment	(3)	—	(3)
Written back on disposal	60	—	60

Balance at 31 December 2009	(3,704)	(2,810)	(6,514)

Net book value at 31 December 2009	3,883	8,428	12,311

Net book value at 31 December 2008	3,559	10,676	14,235

Notes to the Financial Statements (continued)

For the year ended 31 December 2009

7.	Intangible Assets (continued)

The Company:

	Computer software RMB millions	Customer relationships RMB millions	Total RMB millions

Cost:
Balance at 1 January 2008	68	—	68
Transferred from subsidiaries	4,364	—	4,364
Additions	115	—	115
Transferred from construction in progress	1,447	—	1,447
Acquisition of CDMA business	51	11,238	11,289
Disposals	(104)	—	(104)

Balance at 31 December 2008	5,941	11,238	17,179

Additions	70	—	70
Transferred from construction in progress	1,369	—	1,369
Disposals	(60)	—	(60)

Balance at 31 December 2009	7,320	11,238	18,558

Accumulated amortisation:
Balance at 1 January 2008	(44)	—	(44)
Transferred from subsidiaries	(1,628)	—	(1,628)
Amortisation charge for the year	(893)	(562)	(1,455)
Provision for impairment	(5)	—	(5)
Written back on disposal	100	—	100

Balance at 31 December 2008	(2,470)	(562)	(3,032)

Amortisation charge for the year	(1,131)	(2,248)	(3,379)
Provision for impairment	(3)	—	(3)
Written back on disposal	57	—	57

Balance at 31 December 2009	(3,547)	(2,810)	(6,357)

Net book value at 31 December 2009	3,773	8,428	12,201

Net book value at 31 December 2008	3,471	10,676	14,147

Notes to the Financial Statements (continued)

For the year ended 31 December 2009

8.	Investments in Subsidiaries

	The Company
	2009 RMB millions	2008 RMB millions

Unquoted investments, at cost	8,555	8,435

Pursuant to the resolution passed by the Company’s shareholders at an Extraordinary General Meeting held on 25 February 2008, certain of the Company’s subsidiaries were merged into the Company in an internal reorganisation. Details of the Company’s principal subsidiaries at 31 December 2009 are as follows:

Name of Company	Type of legal entity	Date of incorporation	Place of incorporation and operation	Registered/ Issued capital (in RMB millions unless otherwise stated)	Principal activity

China Telecom System Integration Co., Limited	Limited Company	13 September 2001	PRC	392	Provision of system integration and consulting services

China Telecom (Hong Kong) International Limited	Limited Company	25 February 2000	Hong Kong Special Administrative Region of the PRC	HK$10,000	Provision of international value-added network services

China Telecom (Americas) Corporation	Limited Company	22 November 2001	The United States of America	US$43 million	Provision of telecommunication services

China Telecom Best Tone Information Service Co., Limited	Limited Company	15 August 2007	PRC	350	Provision of Best Tone information services

China Telecom (Macau) Company Limited (formerly known as “China Unicom (Macau) Company Limited”)	Limited Company	15 October 2004	Macau Special Administrative Region of the PRC	MOP60 million	Provision of telecommunication services

Tianyi Telecom Terminals Company Limited (formerly known as “Unicom Huasheng Telecommunications Technology Company Limited”)	Limited Company	1 July 2005	PRC	500	Sales of telecommunications terminals

China Telecom (Singapore) Pte. Limited	Limited Company	5 October 2006	Singapore	S$1	Provision of international value-added network services

All of the above subsidiaries are directly or indirectly wholly-owned by the Company.

Notes to the Financial Statements (continued)

For the year ended 31 December 2009

9.	Interests in Associates

	The Group		The Company
	2009 RMB millions	2008 RMB millions	2009 RMB millions	2008 RMB millions

Unlisted equity investments, at cost	344	330	736	737
Share of post-acquisition changes in net assets	653	552	—	—

	997	882	736	737

The Group’s and the Company’s interests in associates are accounted for under the equity method and the cost method respectively, and are individually and in aggregate not material to the Group’s financial condition or results of operations for all periods presented. Details of the Group’s principal associates are as follows:

Name of company	Attributable equity interest	Principal activities

Shenzhen Shekou Telecommunications Company Limited	50%	Provision of telecommunications services

Shanghai Information Investment Incorporation	24%	Provision of information technology consultancy services

The above associates are established in the PRC and are not traded on any stock exchange.

10.	Investments

	The Group		The Company
	2009 RMB millions	2008 RMB millions	2009 RMB millions	2008 RMB millions

Available-for-sale equity securities	690	85	138	85
Other unlisted equity investments	32	92	10	92

	722	177	148	177

Unlisted equity investments mainly represent the Group’s and the Company’s various interests in PRC private enterprises which are mainly engaged in the provision of information technology services and Internet contents.

Notes to the Financial Statements (continued)

For the year ended 31 December 2009

11.	Deferred Tax Assets and Liabilities

Deferred tax assets and deferred tax liabilities are attributable to the items set out below:

The Group:

	Assets		Liabilities		Net balance
	2009 RMB millions	2008 RMB millions	2009 RMB millions	2008 RMB millions	2009 RMB millions	2008 RMB millions

Current
Provisions and impairment losses, primarily for doubtful debts	931	726	—	—	931	726
Non-current
Property, plant and equipment	5,145	6,738	(1,748)	(1,982)	3,397	4,756
Deferred revenues and installation costs	1,229	1,424	(732)	(821)	497	603
Land use rights	5,593	5,740	—	—	5,593	5,740
Available-for-sale equity securities	—	—	(133)	(13)	(133)	(13)

Deferred tax assets/(liabilities)	12,898	14,628	(2,613)	(2,816)	10,285	11,812

Movements in temporary differences are as follows:

	Note	Balance at 1 January 2008 RMB millions	Acquisition of CDMA business RMB millions	Recognised in statement of comprehensive income RMB millions	Balance at 31 December 2008 RMB millions

Current
Provisions and impairment losses, primarily for doubtful debts		559	23	144	726
Non-current
Property, plant and equipment		(1,003)	—	5,759	4,756
Deferred revenues and installation costs		768	—	(165)	603
Land use rights	(i)	5,872	—	(132)	5,740
Available-for-sale equity securities		(36)	—	23	(13)

Net deferred tax assets		6,160	23	5,629	11,812

Notes to the Financial Statements (continued)

For the year ended 31 December 2009

11.	Deferred Tax Assets and Liabilities (continued)

	Note	Balance at 1 January 2009 RMB millions	Recognised in statement of comprehensive income RMB millions	Balance at 31 December 2009 RMB millions

Current
Provisions and impairment losses, primarily for doubtful debts		726	205	931
Non-current
Property, plant and equipment		4,756	(1,359)	3,397
Deferred revenues and installation costs		603	(106)	497
Land use rights	(i)	5,740	(147)	5,593
Available-for-sale equity securities		(13)	(120)	(133)

Net deferred tax assets		11,812	(1,527)	10,285

The Company:

	Assets		Liabilities		Net balance
	2009 RMB millions	2008 RMB millions	2009 RMB millions	2008 RMB millions	2009 RMB millions	2008 RMB millions

Current
Provisions and impairment losses, primarily for doubtful debts	895	695	—	—	895	695
Non-current
Property, plant and equipment	5,113	6,702	(1,742)	(1,978)	3,371	4,724
Deferred revenues and installation costs	1,229	1,398	(732)	(811)	497	587
Land use rights	5,578	5,725	—	—	5,578	5,725
Available-for-sale equity securities	—	—	(27)	(13)	(27)	(13)

Deferred tax assets/(liabilities)	12,815	14,520	(2,501)	(2,802)	10,314	11,718

Notes to the Financial Statements (continued)

For the year ended 31 December 2009

11.	Deferred Tax Assets and Liabilities (continued)

Movements in temporary differences are as follows:

	Note	Balance at 1 January 2008 RMB millions	Transferred from subsidiaries RMB millions	Recognised in statement of comprehensive income RMB millions	Balance at 31 December 2008 RMB millions

Current
Provisions and impairment losses, primarily for doubtful debts		—	527	168	695
Non-current
Property, plant and equipment		—	(889)	5,613	4,724
Deferred revenues and installation costs		—	631	(44)	587
Land use rights	(i)	—	5,856	(131)	5,725
Available-for-sale equity securities		—	(36)	23	(13)

Net deferred tax assets	(ii)	—	6,089	5,629	11,718

	Note	Balance at 1 January 2009 RMB millions	Recognised in statement of comprehensive income RMB millions	Balance at 31 December 2009 RMB millions

Current
Provisions and impairment losses, primarily for doubtful debts		695	200	895
Non-current
Property, plant and equipment		4,724	(1,353)	3,371
Deferred revenues and installation costs		587	(90)	497
Land use rights	(i)	5,725	(147)	5,578
Available-for-sale equity securities		(13)	(14)	(27)

Net deferred tax assets		11,718	(1,404)	10,314

Note:

(i)	In connection with the Restructuring and the Acquisitions, the land use rights of the Predecessor Operations, the First Acquired Group and the Second Acquired Group were revalued as required by the relevant PRC rules and regulations. The tax bases of the land use rights were adjusted to conform to such revalued amounts. The land use rights were not revalued for financial reporting purposes and accordingly, deferred tax assets were created with corresponding increases in other comprehensive income in previous years and accumulated in shareholders’ equity under the caption of other reserves.
(ii)	As described in Note 1, the assets and liabilities of provincial subsidiaries were transferred to the Company’s branches in the respective regions. As the tax bases of certain of these assets and liabilities were not conformed with the accounting bases after the merger, deferred tax assets of RMB9,198 million and deferred tax liabilities of RMB3,109 million in respect of these temporary differences were recognised in the Company’s statement of financial position as at the effective date of transfer.

Notes to the Financial Statements (continued)

For the year ended 31 December 2009

12.	Inventories

Inventories represent:

	The Group		The Company
	2009 RMB millions	2008 RMB millions	2009 RMB millions	2008 RMB millions

Materials and supplies	873	1,067	844	1,043
Goods for resale	1,755	1,494	895	864

	2,628	2,561	1,739	1,907

13.	Accounts Receivable, Net

Accounts receivable, net, are analysed as follows:

	The Group		The Company
	2009 RMB millions	2008 RMB millions	2009 RMB millions	2008 RMB millions

Accounts receivable
Third parties	17,767	17,923	16,692	16,907
China Telecom Group	917	372	552	218
Other state-controlled telecommunications operators in the PRC	827	1,112	820	1,082
Subsidiaries	—	—	160	—

	19,511	19,407	18,224	18,207
Less: Allowance for impairment of doubtful debts	(2,073)	(2,118)	(1,994)	(2,022)

	17,438	17,289	16,230	16,185

Notes to the Financial Statements (continued)

For the year ended 31 December 2009

13.	Accounts Receivable, Net (continued)

The following table summarises the changes in allowance for impairment of doubtful debts:

	The Group		The Company
	2009 RMB millions	2008 RMB millions	2009 RMB millions	2008 RMB millions

At beginning of year	2,118	1,443	2,022	—
Transferred from subsidiaries	—	—	—	1,368
Acquisition of CDMA business	—	491	—	481
Allowance for impairment of doubtful debts	1,787	1,797	1,780	1,754
Accounts receivable written off	(1,832)	(1,613)	(1,808)	(1,581)

At end of year	2,073	2,118	1,994	2,022

Ageing analysis of accounts receivable from telephone and Internet subscribers is as follows:

	The Group		The Company
	2009 RMB millions	2008 RMB millions	2009 RMB millions	2008 RMB millions

Current, within 1 month	10,895	11,282	10,807	11,125
1 to 3 months	2,067	2,170	1,992	2,132
4 to 12 months	1,514	1,514	1,507	1,504
More than 12 months	499	495	498	494

	14,975	15,461	14,804	15,255
Less: Allowance for impairment of doubtful debts	(1,920)	(2,009)	(1,911)	(1,998)

	13,055	13,452	12,893	13,257

Notes to the Financial Statements (continued)

For the year ended 31 December 2009

13.	Accounts Receivable, Net (continued)

Ageing analysis of accounts receivable from telecommunications operators and enterprise customers is as follows:

	The Group		The Company
	2009 RMB millions	2008 RMB millions	2009 RMB millions	2008 RMB millions

Current, within 1 month	1,918	1,397	1,582	1,008
1 to 3 months	1,071	1,210	839	1,076
4 to 12 months	922	834	567	487
More than 12 months	625	505	432	381

	4,536	3,946	3,420	2,952
Less: Allowance for impairment of doubtful debts	(153)	(109)	(83)	(24)

	4,383	3,837	3,337	2,928

Ageing analysis of accounts receivable that are not impaired are as follows:

	The Group		The Company
	2009 RMB millions	2008 RMB millions	2009 RMB millions	2008 RMB millions

Not past due	16,021	15,402	14,846	14,370

Less than 1 month past due	869	1,220	852	1,157
1 to 3 months past due	548	667	532	658

	1,417	1,887	1,384	1,815

	17,438	17,289	16,230	16,185

Amounts due from the provision of telecommunications services to customers are generally due within 30 days from the date of billing.

Notes to the Financial Statements (continued)

For the year ended 31 December 2009

14.	Prepayments and Other Current Assets

Prepayments and other current assets represent:

	The Group		The Company
	2009 RMB millions	2008 RMB millions	2009 RMB millions	2008 RMB millions

Amounts due from China Telecom Group	935	700	892	698
Amounts due from subsidiaries	—	—	498	344
Amounts due from other state-controlled telecommunications operators in the PRC	240	1,052	240	1,052
Amount due from China Unicom in relation to the acquisition of CDMA business	—	3,471	—	3,471
Prepayments in connection with construction work and equipment purchases	745	836	543	720
Prepaid expenses and deposits	1,177	720	962	649
Other receivables	813	607	670	492

	3,910	7,386	3,805	7,426

15.	Cash and Cash Equivalents

	The Group		The Company
	2009 RMB millions	2008 RMB millions	2009 RMB millions	2008 RMB millions

Cash at bank and in hand	27,235	21,916	20,246	17,546
Time deposits with original maturity within three months	7,569	5,950	7,280	4,010

	34,804	27,866	27,526	21,556

16.	Short-term and Long-term Debt

Short-term debt comprises:

	The Group		The Company
	2009 RMB millions	2008 RMB millions	2009 RMB millions	2008 RMB millions

Loans from state-controlled banks — unsecured	11,138	9,693	11,138	9,688
Other loans — unsecured	245	—	245	—
Short-term commercial paper — unsecured	—	9,979	—	9,979
Loans from China Telecommunications Corporation — unsecured	40,267	63,776	40,267	63,776

Total short-term debt	51,650	83,448	51,650	83,443

Notes to the Financial Statements (continued)

For the year ended 31 December 2009

16.	Short-term and Long-term Debt (continued)

The weighted average interest rate of the Group’s and the Company’s total short-term debt as at 31 December 2009 was 4.0% (2008: 5.1%) and 4.0% (2008: 5.1%) respectively. As at 31 December 2009, the loans from state-controlled banks bear interest at rates ranging from 2.0% to 7.5% (2008: 2.5% to 7.5%) per annum and are repayable within one year; the commercial paper bears interest at a fixed rate of 4.72% per annum and was repaid in August 2009; the loans from China Telecommunications Corporation bear interest at fixed rates ranging from 2.8% to 5.3% (2008: 3.9% to 7.3%) per annum and are repayable within one year.

Long-term debt comprises:

		The Group		The Company
	Interest rates and final maturity	2009 RMB millions	2008 RMB millions	2009 RMB millions	2008 RMB millions

Bank loans — unsecured
Renminbi denominated	Interest rates ranging from 3.60% to 7.56% per annum with maturities through 2050	1,362	1,533	1,362	1,524

US Dollars denominated	Interest rates ranging from 1.00% to 8.30% per annum with maturities through 2060	816	877	816	877

Japanese Yen denominated	Interest rates ranging from 1.49% to 3.50% per annum with maturities through 2026	1,609	1,690	1,609	1,690

Euro denominated	Interest rates ranging from 2.30% to 4.75% per annum with maturities through 2032	658	686	658	686

Other currencies denominated		40	43	40	43

		4,485	4,829	4,485	4,820

Other loans — unsecured
Renminbi denominated		1	1	1	1

Medium-term notes — unsecured (Note (i))		49,769	19,811	49,769	19,811

Amount due to China Telecommunications Corporation — unsecured

In connection with the Second Acquisition — Renminbi denominated (Note (ii))		—	15,150	—	15,150

Total long-term debt		54,255	39,791	54,255	39,782

Less: current portion		(1,487)	(565)	(1,487)	(556)

Non-current portion		52,768	39,226	52,768	39,226

Notes to the Financial Statements (continued)

For the year ended 31 December 2009

16.	Short-term and Long-term Debt (continued)

Note:

(i)	On 22 April 2008, the Group issued three-year, 10 billion RMB denominated medium-term note with annual interest rate of 5.3% per annum. The medium-term note is unsecured. On 23 October 2008, the Company issued five-year, 10 billion RMB denominated medium-term note with annual interest rate of 4.15% per annum. The medium-term note is unsecured. On 16 November 2009, the Group issued three-year, 10 billion RMB denominated medium-term note with annual interest rate of 3.65% per annum. The medium- term note is unsecured. On 28 December 2009, the Group issued two batches of five-year, 10 billion RMB denominated medium-term notes with annual interest rate of 4.61% per annum. The medium-term note is unsecured.
(ii)	Represented the remaining balance of the deferred consideration payable to China Telecommunications Corporation in respect of the Second Acquisition (Note 1). In March 2009, the Company repaid the remaining balance of RMB15,150 million to China Telecommunications Corporation.

The aggregate maturities of the Group’s and the Company’s long-term debts subsequent to 31 December 2009 are as follows:

	The Group		The Company
	2009 RMB millions	2008 RMB millions	2009 RMB millions	2008 RMB millions

Within 1 year	1,487	565	1,487	556
Between 1 to 2 years	10,322	1,676	10,322	1,676
Between 2 to 3 years	11,372	10,391	11,372	10,391
Between 3 to 4 years	9,986	190	9,986	190
Between 4 to 5 years	20,020	10,081	20,020	10,081
Thereafter	1,068	16,888	1,068	16,888

	54,255	39,791	54,255	39,782

The Group’s short-term and long-term debts do not contain any financial covenants. As at 31 December 2009, the Group and the Company unutilised committed credit facilities amounted to RMB102,555 million (2008: RMB128,231 million) and RMB102,555 million (2008: RMB128,231 million) respectively.

Notes to the Financial Statements (continued)

For the year ended 31 December 2009

17.	Accounts Payable

Accounts payable are analysed as follows:

	The Group		The Company
	2009 RMB millions	2008 RMB millions	2009 RMB millions	2008 RMB millions

Third parties	26,402	27,698	23,291	25,271
China Telecom Group	7,526	6,387	7,396	6,358
Other state-controlled telecommunications operators in the PRC	393	373	390	372
Subsidiaries	—	—	1,106	1,107

	34,321	34,458	32,183	33,108

Amounts due to China Telecom Group are repayable in accordance with contractual terms which are similar to those terms offered by third parties.

Ageing analysis of accounts payable is as follows:

	The Group		The Company
	2009 RMB millions	2008 RMB millions	2009 RMB millions	2008 RMB millions

Due within 1 month or on demand	11,321	7,530	10,210	6,939
Due after 1 month but within 3 months	7,472	10,289	7,042	9,786
Due after 3 months but within 6 months	5,641	6,807	5,137	6,990
Due after 6 months	9,887	9,832	9,794	9,393

	34,321	34,458	32,183	33,108

18.	Accrued Expenses and Other Payables

Accrued expenses and other payables represent:

	The Group		The Company
	2009 RMB millions	2008 RMB millions	2009 RMB millions	2008 RMB millions

Amounts due to China Telecom Group	1,694	1,448	1,425	1,237
Amounts due to subsidiaries	—	—	2,089	1,921
Amounts due to other state-controlled telecommunication operators in the PRC	103	102	103	102
Accrued expenses	14,608	15,452	14,111	14,953
Customer deposits and receipts in advance	30,407	23,060	29,604	22,412
Dividend payable	—	426	—	426
Purchase price payable to China Unicom for the acquisition of CDMA business	5,381	13,140	5,381	13,089

	52,193	53,628	52,713	54,140

Notes to the Financial Statements (continued)

For the year ended 31 December 2009

19.	Deferred Revenues

Deferred revenues represent the unearned portion of upfront connection fees and installation fees for wireline services received from customers and the unused portion of calling cards. Connection fees and installation fees are amortised over the expected customer relationship period of 10 years. Beginning 1 July 2001, connection fees were no longer collected from new customers.

	The Group		The Company
	2009 RMB millions	2008 RMB millions	2009 RMB millions	2008 RMB millions

Balance at beginning of year	11,444	15,486	11,441	—
Transferred from subsidiaries	—	—	—	15,486
Additions for the year
— installation fees	458	656	458	617
— calling cards	3,253	4,119	3,248	4,111

	3,711	4,775	3,706	4,728

Reduction for the year
— amortisation of connection fees	(1,151)	(2,022)	(1,151)	(2,022)
— amortisation of installation fees	(2,311)	(2,574)	(2,310)	(2,535)
— usage of calling cards	(3,231)	(4,221)	(3,229)	(4,216)

Balance at end of year	8,462	11,444	8,457	11,441

Representing:
— current portion	3,417	4,505	3,412	4,502
— non-current portion	5,045	6,939	5,045	6,939

	8,462	11,444	8,457	11,441

Included in other assets are primarily capitalised direct incremental costs associated with the installation of wireline services. As at 31 December 2009, the unamortised portion of these costs was RMB4,312 million (2008: RMB5,584 million).

20.	Share Capital

	The Group and the Company
	2009 RMB millions	2008 RMB millions

Registered, issued and fully paid
67,054,958,321 ordinary domestic shares of RMB1.00 each	67,055	67,055
13,877,410,000 overseas listed H shares of RMB1.00 each	13,877	13,877

	80,932	80,932

All ordinary domestic shares and H shares rank pari passu in all material respects.

Notes to the Financial Statements (continued)

For the year ended 31 December 2009

21.	Reserves

The Group

	Capital reserve RMB millions (Note (i))	Share premium RMB millions	Re-valuation reserve RMB millions	Statutory reserves RMB millions (Note (iii))	Other reserves RMB millions (Note (ii))	Exchange reserve RMB millions	Retained earnings RMB millions	Total RMB millions

Balance as at 1 January 2008	(2,804)	10,746	11,972	52,367	8,327	(582)	63,563	143,589
Deferred tax on revaluation surplus of property, plant and equipment realised	—	—	—	—	127	—	(127)	—
Revaluation surplus realised	—	—	(562)	—	—	—	562	—
Deferred tax on land use rights realised	—	—	—	—	(132)	—	132	—
Dividends (Note 31)	—	—	—	—	—	—	(6,125)	(6,125)
Distribution to China Telecommunications Corporation	—	—	—	—	(535)	—	—	(535)
Adjustment to statutory reserves (Note (iv))	—	—	—	3,718	—	—	(3,718)	—
Transfer from retained earnings to other reserves	—	—	—	—	425	—	(425)	—
Consideration for the acquisition of the Fourth Acquired Company (Note 1)	—	—	—	—	(5,557)	—	—	(5,557)
Total comprehensive income for the year	—	—	—	—	(69)	(83)	884	732

Balance as at 31 December 2008, as restated	(2,804)	10,746	11,410	56,085	2,586	(665)	54,746	132,104
Deferred tax on revaluation surplus of property, plant and equipment realised	—	—	—	—	125	—	(125)	—
Revaluation surplus realised	—	—	(547)	—	—	—	547	—
Deferred tax on land use rights realised	—	—	—	—	(147)	—	147	—
Dividends (Note 31)	—	—	—	—	—	—	(6,067)	(6,067)
Appropriations (Note (iii))	—	—	—	4,521	—	—	(4,521)	—
Total comprehensive income for the year	—	—	—	—	343	(2)	14,422	14,763

Balance as at 31 December 2009	(2,804)	10,746	10,863	60,606	2,907	(667)	59,149	140,800

Notes to the Financial Statements (continued)

For the year ended 31 December 2009

21.	Reserves (continued)

The Company

	Capital reserve RMB millions (Note (i))	Share premium RMB millions	Statutory reserves RMB millions (Note (iii))	Retained earnings RMB millions	Total RMB millions

Balance as at 1 January 2008	29,168	10,746	52,367	24,414	116,695
Total comprehensive income for the year (Note (v))	—	—	—	20,602	20,602
Appropriations (Note (iii))	—	—	—	—	—
Adjustment to statutory reserves (Note (iv))	—	—	3,718	(3,718)	—
Dividends (Note 31)	—	—	—	(6,125)	(6,125)

Balance as at 31 December 2008	29,168	10,746	56,085	35,173	131,172

Total comprehensive income for the year	—	—	—	13,337	13,337
Appropriations (Note (iii))	—	—	4,521	(4,521)	—
Dividends (Note 31)	—	—	—	(6,067)	(6,067)

Balance as at 31 December 2009	29,168	10,746	60,606	37,922	138,442

Note:

(i)	Capital reserve of the Group represents the sum of (a) the difference between the carrying amount of the Company’s net assets and the par value of the Company’s shares issued upon its formation; and (b) the difference between the consideration paid by the Company for the entities acquired from China Telecommunications Corporation as described in Note 1, which were accounted for as equity transactions as disclosed in Note 1 to the financial statements, and the historical carrying amount of the net assets of these acquired entities.

Capital reserve of the Company represents the difference between the carrying amount of the Company’s net assets and the par value of the Company’s shares issued upon its formation.

(ii)	Other reserves of the Group represent primarily the balance of the deferred tax assets recognised due to the revaluation of land use rights for tax purposes (and not for financial reporting purposes) as described in Note 11(i), the balance of the deferred tax liabilities recognised due to the revaluation of property, plant and equipment for financial reporting purposes (and not for tax purposes) and the deferred tax liabilities recognised due to the change in fair value of available-for-sale equity securities.
(iii)	The statutory reserves consist of statutory surplus reserve and discretionary surplus reserve.

According to the Company’s Articles of Association, the Company is required to transfer 10% of its net profit, as determined in accordance with the lower of the amount determined under the PRC Accounting Standards for Business Enterprises and the amount determined under IFRS, to the statutory surplus reserve until such reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of any dividend to shareholders. For the year ended 31 December 2009, the Company transferred RMB1,292 million, being 10% of the year’s net profit determined in accordance with the PRC Accounting Standards for Business Enterprises, to this reserve. For the year ended 31 December 2008, the Company did not transfer any amount to this reserve as it has net loss during the year determined in accordance with the PRC Accounting Standards for Business Enterprises.

According to the Company’s Articles of Association, the Directors authorised, subject to shareholders’ approval, the transfer of RMB3,229 million for the year ended 31 December 2009, being 25% of the year’s net profit determined in accordance with the PRC Accounting Standards for Business Enterprises, to the discretionary surplus reserve. The Company did not transfer any amount to the discretionary surplus reserve for the year ended 31 December 2008.

The statutory and discretionary surplus reserves are non-distributable other than in liquidation and can be used to make good of previous years’ losses, if any, and may be utilised for business expansion or converted into share capital by issuing new shares to existing shareholders in proportion to their shareholdings or by increasing the par value of the shares currently held by them, provided that the remaining reserve balance after such issue is not less than 25% of the registered capital.

(iv)	Upon the merger of certain subsidiaries of the Company into the Company in connection with an internal reorganisation, the subsidiaries’ non-distributable profits at the date of the internal reorganisation were transferred from retained earnings to statutory reserves of the Company as required by the Company’s Articles of Association.
(v)	Upon the internal reorganisation, certain subsidiaries of the Company were merged into the Company. Therefore, the Company’s profit for the year includes the difference between the net assets of these subsidiaries on the date of merger and the cost of investment in these subsidiaries, which amounted to RMB20,770 million.
(vi)	According to the Company’s Articles of Association, the amount of retained earnings available for distribution to shareholders of the Company is the lower of the amount determined in accordance with the PRC Accounting Standards for Business Enterprises and the amount determined in accordance with IFRS. At 31 December 2009, the amount of retained earnings available for distribution was RMB37,922 million (2008: RMB35,173 million), being the amount determined in accordance with IFRS. Final dividend of approximately RMB6,076 million in respect of the financial year 2009 proposed after the end of the reporting period has not been recognised as a liability at the end of the reporting period (Note 31).

Notes to the Financial Statements (continued)

For the year ended 31 December 2009

22.	Operating Revenues

Operating revenues represent revenues from the provision of telecommunications services. The components of the Group’s operating revenues are as follows:

		The Group
	Note	2009 RMB millions	2008 RMB millions

Wireline voice	(i)	78,432	96,258
Mobile voice	(ii)	20,027	3,955
Internet	(iii)	51,567	40,727
Value added services	(iv)	21,533	16,253
Integrated information application services	(v)	12,659	10,803
Managed data and leased line	(vi)	11,499	10,231
Others	(vii)	12,502	6,280
Upfront connection fees	(viii)	1,151	2,022

		209,370	186,529

Note:

(i)	Represent the aggregate amount of monthly fees, local usage fees, domestic long distance usage fees, international, Hong Kong, Macau and Taiwan long distance usage fees, interconnections and upfront installation fees charged to customers for the provision of wireline telephony services.
(ii)	Represent the aggregate amount of monthly fees, local usage fees, domestic long distance usage fees, international, Hong Kong, Macau and Taiwan long distance usage fees and interconnections fees charged to customers for the provision of mobile telephony services.
(iii)	Represent amounts charged to customers for the provision of Internet access services.
(iv)	Represent the aggregate amount of fees charged to customers for the provision of value-added services, which comprise primarily caller ID services, short messaging services, back ring tone services (Colour Ring Tone), Internet data centre and IP-Virtual Private Network services.
(v)	Represent primarily the aggregate amount of fees charged to customers for system integration and consulting services and Best Tone information services, which comprise hotline enquiry and booking services.
(vi)	Represent primarily the aggregate amount of fees charged to customers for the provision of managed data transmission services and lease income from other domestic telecommunications operators and enterprise customers for the usage of the Group’s wireline telecommunication networks and equipment.
(vii)	Represent primarily revenue from sale, rental and repairs and maintenance of equipment.
(viii)	Represent the amortised amount of the upfront fees received for initial activation of wireline services.

Notes to the Financial Statements (continued)

For the year ended 31 December 2009

23.	Personnel Expenses

Personnel expenses are attributable to the following functions:

	The Group
	2009 RMB millions	2008 RMB millions

Network operations and support	21,210	19,162
Selling, general and administrative	11,647	9,784

	32,857	28,946

24.	Other Operating Expenses

Other operating expenses consist of:

		The Group
	Note	2009 RMB millions	2008 RMB millions

Interconnection charges	(i)	9,634	7,543
Cost of goods sold	(ii)	7,721	3,170
Donations		8	42
Others		86	39

		17,449	10,794

Note:

(i)	Interconnection charges represent amounts incurred for the use of other domestic and foreign telecommunications operators’ networks for delivery of voice and data traffic that originate from the Group’s wireline and mobile telecommunications networks.
(ii)	Cost of goods sold primarily represents cost of telecommunication equipment.

25.	Total Operating Expenses

Total operating expenses for the year ended 31 December 2009 were RMB186,712 million (2008: RMB181,384 million) which include auditor’s remuneration in relation to audit and non-audit services are RMB68 million and RMB3 million respectively (2008: RMB80 million and RMB47 million).

Notes to the Financial Statements (continued)

For the year ended 31 December 2009

26.	Net Finance Costs

Net finance costs comprise:

	The Group
	2009 RMB millions	2008 RMB millions

Interest expense incurred	5,051	5,753
Less: Interest expense capitalised*	(327)	(417)

Net interest expense	4,724	5,336
Interest income	(282)	(430)
Foreign exchange losses	108	371
Foreign exchange gains	(175)	(201)

	4,375	5,076

* Interest expense was capitalised in construction in progress at the following rates per annum	2.5%-6.9%	2.7%-7.1%

27.	Income Tax

Income tax in the profit or loss comprises:

	The Group
	2009 RMB millions	2008 RMB millions

Provision for PRC income tax	3,105	4,792
Provision for income tax in other tax jurisdictions	37	21
Deferred taxation	1,407	(5,606)

	4,549	(793)

Notes to the Financial Statements (continued)

For the year ended 31 December 2009

27.	Income Tax (continued)

A reconciliation of the expected tax with the actual tax expense is as follows:

		The Group
	Note	2009 RMB millions	2008 RMB millions

Profit before taxation		19,175	186

Expected income tax expense at statutory tax rate of 25%	(i)	4,794	47
Differential tax rate on PRC subsidiaries’ and branches’ income	(i)	(433)	248
Differential tax rate on other subsidiaries’ income	(ii)	(17)	(19)
Non-deductible expenses	(iii)	1,013	660
Non-taxable income	(iv)	(776)	(1,071)
Tax credit for domestic equipment purchases and other tax benefits		(32)	(658)

Actual income tax expense/(benefit)		4,549	(793)

Note:

(i)	The provision for PRC current income tax is based on the statutory rate of 25% of the assessable income of the Company, its subsidiaries and branches as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain subsidiaries and branches which are taxed at preferential rates of 15% or 20%.
(ii)	Income tax provisions of the Company’s subsidiaries in Hong Kong and Macau Special Administrative Regions of the PRC, and in other countries are based on the subsidiaries’ assessable income and income tax rates applicable in the respective tax jurisdictions which range from 12% to 35%.
(iii)	Amounts represent miscellaneous expenses in excess of statutory deductible limits for tax purposes.
(iv)	Amounts primarily represent connection fees received from customers which are not subject to income tax.

Notes to the Financial Statements (continued)

For the year ended 31 December 2009

28.	Directors’ and Supervisors’ Remuneration

The following table sets out the remuneration received or receivable by the Company’s directors and supervisors:

	Directors’/ supervisors’ fees RMB thousands	Salaries, allowances and benefits in kind RMB thousands	Discretionary bonuses RMB thousands	Retirement scheme contributions RMB thousands	Share-based payments RMB thousands	Total RMB thousands

2009
Executive directors
Wang Xiaochu	—	324	339	71	—	734
Shang Bing	—	324	335	71	—	730
Wu Andi	—	276	288	61	—	625
Zhang Jiping	—	276	288	60	—	624
Zhang Chenshuang	—	276	288	61	—	625
Yang Xiaowei	—	276	285	59	—	620
Yang Jie	—	276	288	59	—	623
Sun Kangmin	—	276	288	60	—	624

Non-executive directors
Li Jinming	—	—	—	—	—	—

Independent non-executive directors
Wu Jichuan	150	—	—	—	—	150
Qin Xiao	150	—	—	—	—	150
Tse Hau Yin	440	—	—	—	—	440
Cha May Lung	176	—	—	—	—	176
Xu Erming	150	—	—	—	—	150

Supervisors
Xiao Jinxue^	—	188	297	15	—	500
Miao Jianhua^	—	—	—	—	—	—
Ma Yuzhu	—	157	387	59	—	603
Xu Cailiao	—	92	259	45	—	396
Han Fang	—	90	264	44	—	398

Independent supervisor
Zhu Lihao	75	—	—	—	—	75

	1,141	2,831	3,606	665	—	8,243

^	Mr. Xiao JinXue resigned as a supervisor of the Company and Mr. Miao Jianhua was appointed as the supervisor of the Company on 29 December 2009.

Notes to the Financial Statements (continued)

For the year ended 31 December 2009

28.	Directors’ and Supervisors’ Remuneration (continued)

	Directors’/ supervisors’ fees RMB thousands	Salaries, allowances and benefits in kind RMB thousands	Discretionary bonuses RMB thousands	Retirement scheme contributions RMB thousands	Share-based payments RMB thousands	Total RMB thousands

2008
Executive directors
Wang Xiaochu	—	324	446	68	1,060	1,898
Leng Rongquan^	—	219	329	46	898	1,492
Shang Bing^	—	108	108	19	—	235
Wu Andi	—	276	379	58	398	1,111
Zhang Jiping	—	276	379	57	398	1,110
Li Ping^	—	207	310	43	398	958
Yang Xiaowei^	—	92	92	19	—	203
Yang Jie	—	276	379	56	848	1,559
Sun Kangmin	—	276	379	57	848	1,560
Zhang Chenshuang	—	276	319	58	—	653

Non-executive directors
Li Jinming	—	—	—	—	—	—

Independent non-executive directors
Wu Jichuan^	50	—	—	—	—	50
Qin Xiao^	50	—	—	—	—	50
Tse Hau Yin	441	—	—	—	—	441
Cha May Lung^	59	—	—	—	—	59
Xu Erming	150	—	—	—	—	150
Zhang Youcai^	100	—	—	—	—	100
Vincent Lo Hong Sui^	118	—	—	—	—	118
Shi Wanpeng^	100	—	—	—	—	100

Supervisors
Xiao Jinxue	—	159	339	52	332	882
Ma Yuzhu	—	154	394	56	333	937
Xu Cailiao	—	85	266	41	183	575
Wang Haiyun*	—	32	165	28	—	225
Han Fang*	—	28	44	14	—	86

Independent supervisor
Zhu Lihao	75	—	—	—	—	75

	1,143	2,788	4,328	672	5,696	14,627

^	Mr. Leng Rongquan and Mr. Li Ping retired as an executive director of the Company and Mr. Zhang Youcai, Mr. Vincent Lo Hong Sui and Mr. Shi Wanpeng retired as independent non-executive directors of the Company on 9 September 2008. Mr. Shang Bing and Mr. Yang Xiaowei were appointed as the executive directors of the Company and Mr. Wu Jichuan, Mr. Qin Xiao and Ms. Cha May Lung were appointed as independent non-executive directors of the Company on 9 September 2008.
*	Ms. Wang Haiyun retired as a supervisor of the Company on 9 September 2008. Ms. Han Fang was appointed as a supervisor of the Company on 9 September 2008.

Notes to the Financial Statements (continued)

For the year ended 31 December 2009

29.	Individuals with Highest Emoluments

Of the five highest paid individuals of the Group for the year ended 31 December 2009, none of them was director of the Company. Of the five highest paid individuals of the Group for the year ended 31 December 2008, one was director of the Company and whose remuneration was disclosed in Note 28.

The aggregate of the emoluments in respect of the five (2008: four) individuals are as follows:

	2009 RMB thousands	2008 RMB thousands

Salaries, allowances and benefits in kind	4,745	3,698
Discretionary bonuses	2,704	3,768
Retirement scheme contributions	106	122

	7,555	7,588

The emoluments of the five (2008: four) individuals with the highest emoluments are within the following bands:

	Number of individuals	2009 2008 Number of individuals

RMB1,000,001 — RMB1,500,000	3	—
RMB1,500,001 — RMB2,000,000	1	2
RMB2,000,001 — RMB2,500,000	1	2

None of these employees received any inducements or compensation for loss of office, or waived any emoluments during the periods presented.

30.	Profit Attributable to Equity Holders of the Company

For the year ended 31 December 2009, the consolidated profit attributable to equity holders of the Company includes a profit of RMB13,295 million which has been dealt with in the stand-alone financial statements of the Company.

For the year ended 31 December 2008, the consolidated profit attributable to equity holders of the Company includes a loss of RMB168 million which has been dealt with in the stand-alone financial statements of the Company.

Notes to the Financial Statements (continued)

For the year ended 31 December 2009

31.	Dividends

Pursuant to a resolution passed at the Directors’ meeting on 22 March 2010, a final dividend of equivalent to HK$0.085 per share totalling approximately RMB6,076 million for the year ended 31 December 2009 was proposed for shareholders’ approval at the Annual General Meeting. The dividend has not been provided for in the consolidated financial statements for the year ended 31 December 2009.

Pursuant to the shareholders’ approval at the Annual General Meeting held on 26 May 2009, a final dividend of RMB0.074963 (equivalent to HK$0.085) per share totalling approximately RMB6,067 million in respect of the year ended 31 December 2008 was declared and paid on 30 June 2009.

Pursuant to the shareholders’ approval at the Annual General Meeting held on 30 May 2008, a final dividend of RMB 0.075747 (equivalent to HK$0.085) per share totalling RMB6,125 million in respect of the year ended 31 December 2007 was declared, of which RMB5,699 million and RMB426 million was paid on 16 June 2008 and 25 February 2009 respectively.

32.	Basic Earnings Per Share

The calculation of basic earnings per share for the years ended 31 December 2009 and 2008 is based on the profit attributable to equity holders of the Company of RMB14,422 million and RMB884 million respectively, divided by

80,932,368,321 shares.

The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for the periods presented.

33.	Commitments and Contingencies

Operating lease commitments

The Group leases business premises and equipment through non-cancellable operating leases. Other than the CDMA network lease arrangements as set out in Note 36(a), these operating leases do not contain provisions for contingent lease rentals. None of the rental agreements contain escalation provisions that may require higher future rental payments nor impose restrictions on dividends, additional debt and/or further leasing.

As at 31 December 2009 and 2008, the Group’s and the Company’s future minimum lease payments under non-cancellable operating leases were as follows:

	The Group		The Company
	2009 RMB millions	2008 RMB millions	2009 RMB millions	2008 RMB millions

Within 1 year	8,531	830	8,451	746
Between 1 to 2 years	643	595	614	561
Between 2 to 3 years	505	479	488	471
Between 3 to 4 years	417	380	405	380
Thereafter	1,014	808	1,009	808

Total minimum lease payments	11,110	3,092	10,967	2,966

Total rental expense in respect of operating leases charged to profit or loss for the year ended 31 December 2009 was RMB10,757 million (2008: RMB3,645 million).

Notes to the Financial Statements (continued)

For the year ended 31 December 2009

33.	Commitments and Contingencies (continued)

Capital commitments

As at 31 December 2009 and 2008, the Group and the Company had capital commitments as follows:

	The Group		The Company
	2009 RMB millions	2008 RMB millions	2009 RMB millions	2008 RMB millions
Authorised and contracted for
— property	376	629	376	629
— telecommunications network plant and equipment	4,166	3,283	4,089	3,282

	4,542	3,912	4,465	3,911

Authorised but not contracted for
— property	739	764	739	764
— telecommunications network plant and equipment	4,364	3,857	4,354	3,790

	5,103	4,621	5,093	4,554

Contingent liabilities

(a)	The Company and the Group were advised by their PRC lawyers that, except for liabilities arising out of or relating to the businesses of the Predecessor Operations and the Acquired Groups transferred to the Company in connection with the Restructuring and the Acquisitions, no other liabilities were assumed by the Company or the Group, and the Company or the Group are not jointly and severally liable for other debts and obligations incurred by China Telecom Group prior to the Restructuring and the Acquisitions.

(b)	As at 31 December 2009 and 2008, the Group did not have contingent liabilities in respect of guarantees given to banks in respect of banking facilities granted to other parties, or other forms of contingent liabilities.

As at 31 December 2009 and 2008, the Company did not have contingent liabilities in respect of guarantees given to banks in respect of banking facilities granted to subsidiaries.

Legal contingencies

The Group is a defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. Management has assessed the likelihood of an unfavourable outcome of such contingencies, lawsuits or other proceedings and believes that any resulting liabilities will not have a material adverse effect on the financial position, operating results or cash flows of the Group.

Notes to the Financial Statements (continued)

For the year ended 31 December 2009

34.	Financial Instruments

Financial assets of the Group include cash and cash equivalents, time deposits, investments, accounts receivable, advances and other receivables. Financial liabilities of the Group include short-term and long-term debts, accounts payable, accrued expenses and other payables. The Group does not hold nor issue financial instruments for trading purposes.

(a)	Fair Value

The amendments to IFRS 7, Financial Instruments: Disclosures, require disclosures relating to fair value measurements of financial instruments across three levels of a “fair value hierarchy”. The fair value of each financial instrument is categorised in its entirety based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows:

•	Level 1 (highest level): fair values measured using quoted prices (unadjusted) in active markets for identical financial instruments

•

Level 2: fair values measured using quoted prices in active markets for similar financial instruments, or using valuation techniques in which all significant inputs are directly or indirectly based on observable market data

•	Level 3 (lowest level): fair values measured using valuation techniques in which any significant input is not based on observable market data

The fair values of the Group’s financial instruments (other than long-term debt and available-for-sale equity investment securities) approximate their carrying amounts due to the short-term maturity of these instruments.

The Group’s available-for-sale equity investment securities are categorised as level 1 financial instruments. The fair value of the Group’s available-for-sale equity investment securities is RMB690 million as at 31 December 2009 (2008: RMB85 million) was based on quoted market price on a PRC stock exchange. The Group’s long-term investments, other than the available-for-sale equity investment securities, are unlisted equity interests for which no quoted market prices exist in the PRC and accordingly, a reasonable estimate of their fair values could not be made without incurring excessive costs.

The fair values of long-term indebtedness are estimated by discounting future cash flows using current market interest rates offered to the Group for debt with substantially the same characteristics and maturities. The interest rates used in estimating the fair values of long-term debt, having considered the foreign currency denomination of the debt, ranged from 1.0% to 5.76% (2008: 1.5% to 5.94%). As at 31 December 2008 and 2009, the carrying amounts and fair values of the Group’s long-term debt were as follows:

	2009		2008
	Carrying amount RMB millions	Fair value RMB millions	Carrying amount RMB millions	Fair value RMB millions
Long-term debt	54,255	52,213	39,791	38,871

During the year, there were no transfers among instruments in level 1, level 2 or level 3.

Notes to the Financial Statements (continued)

For the year ended 31 December 2009

34.	Financial Instruments (continued)

(b)	Risks

The Group’s financial instruments are exposed to three main types of risks, namely, credit risk, liquidity risk and market risk (which comprises of interest rate risk and foreign currency exchange rate risk). The Group’s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group’s financial performance. Risk management is carried out under policies approved by the Board of Directors. The Board provides principles for overall risk management, as well as policies covering specific areas, such as liquidity risk, credit risk, and market risk. The Board regularly reviews these policies and authorises changes if necessary based on operating and market conditions and other relevant risks. The following summarises the qualitative and quantitative disclosures for each of the three main types of risks:

(i)	Credit risk

Credit risk refers to the risk that a counterparty will be unable to pay amounts in full when due. For the Group, this arises mainly from deposits it maintains at financial institutions and credit it provides to customers for the provision of telecommunication services. To limit exposure to credit risk relating to deposits, the Group primarily places cash deposits only with large state-owned financial institution in the PRC with acceptable credit ratings. For accounts receivable, management performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral on accounts receivable. Furthermore, the Group has a diversified base of customers with no single customer contributing more than 10% of revenues for the periods presented. Further details of the Group’s credit policy and quantitative disclosures in respect of the Group’s exposure on credit risk for trade receivables are set out in Note 13.

The amounts of cash and cash equivalents, time deposits, accounts receivable and other receivables represent the Group’s maximum exposure to credit risk in relation to financial assets.

(ii)	Liquidity risk

Liquidity risk refers to the risk that funds will not be available to meet liabilities as they fall due, and results from timing and amount mismatches of cash inflow and outflow. The Group manages liquidity risk by maintaining sufficient cash balances and adequate amount of committed banking facilities to meet its funding needs, including working capital, principal and interest payments on debts, dividend payments, capital expenditures and new investments for a set minimum period of between 3 to 6 months.

Notes to the Financial Statements (continued)

For the year ended 31 December 2009

34.	Financial Instruments (continued)

(b)	Risks (continued)

(ii)	Liquidity risk (continued)

The following table sets out the remaining contractual maturities at the end of the reporting period of the Group’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates at the end of the reporting period) and the earliest date the Group would be required to repay:

	2009
	Carrying amount RMB millions	Total contractual undiscounted cash flow RMB millions	Within 1 year or on demand RMB millions	More than 1 year but less than 2 years RMB millions	More than 2 years but less than 5 years RMB millions	More than 5 years RMB millions
Short-term debt	51,650	(52,294)	(52,294)	—	—	—
Long-term debt	54,255	(62,764)	(3,742)	(12,260)	(45,486)	(1,276)
Accounts payable	34,321	(34,321)	(34,321)	—	—	—
Accrued expenses and other payables	52,193	(52,193)	(52,193)	—	—	—
Finance lease obligations	18	(18)	(18)	—	—	—

	192,437	(201,590)	(142,568)	(12,260)	(45,486)	(1,276)

	2008
	Carrying amount RMB millions	Total contractual undiscounted cash flow RMB millions	Within 1 year or on demand RMB millions	More than 1 year but less than 2 years RMB millions	More than 2 years but less than 5 years RMB millions	More than 5 years RMB millions
Short-term debt	83,448	(85,576)	(85,576)	—	—	—
Long-term debt	39,791	(48,407)	(2,498)	(3,558)	(24,813)	(17,538)
Accounts payable	34,458	(34,458)	(34,458)	—	—	—
Accrued expenses and other payables	53,628	(53,628)	(53,628)	—	—	—
Finance lease obligations	40	(40)	(22)	(18)	—	—

	211,365	(222,109)	(176,182)	(3,576)	(24,813)	(17,538)

Management believes that the Group’s current cash on hand, expected cash flows from operations and available credit facilities from banks (Note 16) will be sufficient to meet the Group’s working capital requirements and repay its borrowings and obligations when they become due.

Notes to the Financial Statements (continued)

For the year ended 31 December 2009

34.	Financial Instruments (continued)

(b)	Risks (continued)

(iii)	Interest rate risk

The Group’s interest rate risk exposure arises primarily from its short-term and long-term debts. Debts carrying interest at variable rates and at fixed rates expose the Group to cash flow interest rate risk and fair value interest rate risk respectively. The Group manages its exposure to interest rate risk by maintaining high proportion of fixed rate debts.

The following table sets out the interest rate profile of the Group’s debt at the end of the reporting period:

	2009		2008
	Effective interest rate %	RMB millions	Effective interest rate %	RMB millions
Fixed rate debt:
Short-term debt	4.0	47,732	5.1	83,448
Long-term debt	4.5	53,592	4.8	24,012

		101,324		107,460
Variable rate debt:
Short-term debt	4.1	3,918		—
Long-term debt	4.9	663	5.2	15,779

Total debt		105,905		123,239

Fixed rate debt as a percentage of total debt		95.7%		87.2%

As at 31 December 2009, it is estimated that an increase of 100 basis points in interest rate, with all other variables held constant, would decrease the Group’s net profit for the year and retained earnings by approximately RMB34 million (2008: RMB118 million).

The above sensitivity analysis has been prepared on the assumptions that the change in interest rate had occurred at the end of the reporting period and the change was applied to the Group’s debt in existence at that date with exposure to cash flow interest rate risk. The analysis is prepared on the same basis for 2008.

(iv)	Foreign currency exchange rate risk

Foreign currency exchange rate risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Group’s foreign currency risk exposure relates to bank deposits and borrowings denominated primarily in US dollars, Euros, Japanese Yen and Hong Kong dollars.

Management does not expect the appreciation or depreciation of the Renminbi against foreign currencies will materially affect the Group’s financial position and result of operations because 94.7% (2008: 94.2%) of the Group’s cash and cash equivalents and 96.9% (2008: 97.2%) of the Group’s short-term and long-term debt as at 31 December 2009 are denominated in Renminbi. Details of bank loans denominated in other currencies are set out in Note 16.

Notes to the Financial Statements (continued)

For the year ended 31 December 2009

35.	Capital Management

The Group’s primary objectives when managing capital are to safeguard the Group’s ability to continue as a going concern, so that it can continue to provide investment returns for shareholders and benefits for other stakeholders, by pricing products and services commensurately with the level of risk and by securing access to finance at a reasonable cost.

Management regularly reviews and manages its capital structure to maintain a balance between the higher shareholder returns that might be possible with higher levels of borrowings and the advantages and security afforded by a sound capital position, and makes adjustments to the capital structure in light of changes in economic conditions.

Management monitors its capital structure on the basis of total debt-to-total assets ratio. For this purpose the Group defines total debt as the sum of short-term debt, long-term debt and finance lease obligations. As at 31 December 2009, the Group’s total debt-to-total assets ratio was 24.8% (2008: 28.0%), which is within the range of management’s expectation.

Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

36.	Related Party Transactions

Companies are considered to be related if one company has the ability, directly or indirectly, to control or jointly control the other company or have significant influence over the other company in making financial and operating decisions. Companies are also considered to be related if they are subject to common control.

(a)	Transactions with China Telecom Group

The Group is a part of companies under China Telecommunications Corporation, a company owned by the PRC government, and has significant transactions and relationships with members of China Telecom Group.

The principal transactions with China Telecom Group which were carried out in the ordinary course of business are as follows:

	Note		2009 RMB millions	2008 RMB millions
Purchases of telecommunications equipment and materials	(i	)	1,956	145
Sales of telecommunications equipment and materials	(i	)	940	—
Construction and engineering services	(ii	)	5,970	7,877
Provision of IT services	(iii	)	249	—
Receiving IT services	(iii	)	520	457
Receiving community services	(iv	)	2,324	2,297
Receiving ancillary services	(v	)	6,044	4,536
Receiving comprehensive services	(vi	)	—	1,190
Operating lease expenses	(vii	)	387	378
Net transaction amount of centralised service	(viii	)	534	250
Interconnection revenues	(ix	)	69	78
Interconnection charges	(ix	)	667	677
Interest on amounts due to and loans from China Telecom Group	(x	)	2,933	3,537
CDMA network capacity lease fee	(xi	)	8,383	1,504
Reimbursement of capacity maintenance related costs of CDMA network	(xii	)	1,163	107

Notes to the Financial Statements (continued)

For the year ended 31 December 2009

36.	Related Party Transactions (continued)

(a)	Transactions with China Telecom Group (continued)

Note:

(i)	The amount for the year ended 31 December 2008 represents commission paid and payable for procurement services provided by China Telecom Group. On 15 December 2008, the Company and China Telecommunications Corporation entered into a supplemental agreement, which is effective from 1 January 2009, to expand the scope of procurement services to include the amount of telecommunications equipment and materials purchased from/sold to China Telecom Group.

(ii)	Represent construction and engineering as well as design and supervisory services provided by China Telecom Group.

(iii)	Represent IT services provided by and received by China Telecom Group.

(iv)	Represent amounts paid and payable to China Telecom Group in respect of cultural, educational, hygiene and other community services.

(v)	Represent amounts paid and payable to China Telecom Group in respect of ancillary services such as repairs and maintenance of telecommunications equipment and facilities and certain customer services.

(vi)	The amount for the year ended 31 December 2008 represents amounts paid and payable to entities of China Telecom Group which were not within the scope of other related party service agreements in respect of services for procurement of telecommunications equipment, network design, software upgrade, system integration and manufacturing of calling cards. The comprehensive service agreement signed between the Company and China Telecommunications Corporation expired on 31 December 2008 and has not been renewed. The various types of cross-provincial transactions set out under the comprehensive services framework agreement have been classified into other existing related party transactions based on the nature of such transactions. Therefore, no transaction amount is reported in this category for the year ended 31 December 2009.

(vii)	Represent net amounts paid and payable to China Telecom Group for leases of business premises and inter-provincial transmission optic fibres.

(viii)	Represent net amount shared between the Company and China Telecom Group for costs associated with centralised services. The amount for the year ended 31 December 2009 represents amounts received or receivable for the net amount of centralised service. The amount for the year ended 31 December 2008 represents amounts paid or payable for the net amount of centralised service.

(ix)	Represent amounts charged from/to China Telecom Group for interconnection of local and domestic long distance calls.

(x)	Represent interest paid and payable to China Telecom Group with respect to the amounts due to China Telecom Group and loans from China Telecommunications Corporation (Note 16).

(xi)	Represent amounts paid and payable to China Telecom Group for lease of CDMA mobile communication network capacity (“CDMA network”).

(xii)	Represent amounts shared between the Company and China Telecom Group for the capacity maintenance related costs in connection with the CDMA network capacity used by the Company.

Amounts due from/to China Telecom Group included in the following balances are summarised as follows:

	2009 RMB millions	2008 RMB millions
Accounts receivable	917	372
Prepayments and other current assets	935	700

Total amounts due from China Telecom Group	1,852	1,072

Accounts payable	7,526	6,387
Accrued expenses and other payables	1,694	1,448
Short-term debt	40,267	63,776
Long-term debt	—	15,150

Total amounts due to China Telecom Group	49,487	86,761

Notes to the Financial Statements (continued)

For the year ended 31 December 2009

36.	Related Party Transactions (continued)

(a)	Transactions with China Telecom Group (continued)

Amounts due from/to China Telecom Group, other than short-term debt and long-term debt, bear no interest, are unsecured and are repayable in accordance with contractual terms which are similar to those terms offered by third parties. The term and conditions associated with short-term debt and long-term debt payable to China Telecom Group are set out in Note 16.

As at 31 December 2009 and 2008, no allowance for impairment of doubtful debts was recognised in respect of amounts due from China Telecom Group.

On 30 August 2006, the Company entered into a strategic agreement (“the Agreement”) with China Communication Services Corporation Limited (“CCS”), a company under the common control of China Telecommunications Corporation. The Agreement was approved by the Company’s independent shareholders at an Extraordinary General Meeting held on 25 October 2006. The Agreement is effective from 1 January 2007 to 31 December 2009, pursuant to which the Company’s subsidiaries (and their successors) in the Shanghai, Guangdong, Zhejiang, Fujian, Hubei and Hainan regions procure design, construction and engineering services provided by CCS for at least 12.5% of these subsidiaries’ annual capital expenditure. In return, CCS agreed to provide an additional price discount of at least 5% for the above services. In addition, the above subsidiaries will also procure facilities management services provided by CCS of not less than RMB1,330 million during the effective period of the Agreement.

As a result of the expansion of services areas of CCS, an amendment to the strategic agreement (“the Supplemental Agreement”) was approved by the Company’s independent shareholders at an Extraordinary General Meeting held on 7 August 2007. The Supplemental Agreement extends the scope of the Agreement to the Company’s subsidiaries (and their successors) in the Jiangsu, Anhui, Jiangxi, Hunan, Guangxi, Chongqing, Sichuan, Guizhou, Yunnan, Shaanxi, Gansu, Qinghai and Xinjiang regions, amends that the Company’s subsidiaries will on an annual basis, procure design, construction and engineering services provided by CCS for at least 10.6% of these subsidiaries’ annual capital expenditure, and increases the commitment for facilities management services provided by CCS by RMB450 million. The Supplemental Agreement is effective from 1 January 2007 to 31 December 2009.

On 29 October 2009, the Company renewed the Agreement and its Supplemental Agreement in accordance with their respective provisions for a further term of three years expiring on 31 December 2012 and to amend certain provisions of the Agreement to reflect the current structure of the Group and CCS.

On 16 September 2008, the Company’s independent shareholders approved at an Extraordinary General Meeting the CDMA network capacity lease agreement (“the CDMA Network Lease”) with China Telecommunications Corporation. The lease is effective from 1 October 2008 to 31 December 2010 and can be renewed at the option of the Company, pursuant to which the Company agreed to lease the capacity on the constructed CDMA network from China Telecom Group for the provision of CDMA mobile communication services. The lease fee for the capacity on the constructed CDMA network shall be 28% of the CDMA service revenue (which is calculated by the total revenue from the CDMA business minus any upfront non-refundable revenue arising out of the CDMA business and any revenue from sale of telecommunication products) for the period from 1 October 2008 to 31 December 2008 and for each of the years ending 31 December 2009 and 2010. There is no minimum annual lease fee for the period ended 31 December 2008 and the year ending 31 December 2009. For the year ending 31 December 2010, the minimum lease fee is 90% of the total amount of the lease fee paid by the Company to China Telecom Group in the year ending 31 December 2009. The Group accounts for the CDMA Network Lease as an operating lease.

Under the CDMA Network Lease, China Telecommunications Corporation has granted to the Company an option to purchase the CDMA network. The option may be exercised, at the discretion of the Company, at any time during the term of the CDMA Network Lease or within one year after the expiry of the CDMA Network Lease. The purchase price will be determined with reference to the appraised value of the CDMA network in accordance with applicable PRC laws and regulations and taking into account prevailing market conditions and other factors, provided that the purchase price would enable China Telecommunications Corporation to recover its investment in the CDMA network plus an internal rate of return on the investment not to exceed 8%.

Notes to the Financial Statements (continued)

For the year ended 31 December 2009

36. Related Party Transactions (continued)

(a)	Transactions with China Telecom Group (continued)

In addition, in accordance with the CDMA Network Lease, the Company shall be responsible for the operation, management and maintenance of the CDMA network. The capacity maintenance related costs, which comprise the rental fees for the exchange centres and the base stations and other related costs such as water and electricity charges, heating charges and fuel charges for the relevant equipment as well as the maintenance costs of a non-capital nature, shall be shared between the Company and China Telecommunications Corporation. The proportion of the constructed capacity related costs to be borne by the Company shall be calculated on a monthly basis by reference to the followings:

(i)	the actual number of cumulative CDMA subscribers of the Company at the end of the month prior to the occurrence of the costs divided by 90%, divided by

(ii)	the total capacity available on the CDMA network.

(b)	Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group.

Key management personnel compensation of the Group is summarised as follows:

	2009 RMB thousands	2008 RMB thousands
Short-term employee benefits	8,142	8,397
Post-employment benefits	726	687
Equity based compensation benefits	—	5,696

	8,868	14,780

The above remuneration is included in personnel expenses.

(c)	Contributions to post-employment benefit plans

The Group participates in various defined contribution post-employment benefit plans organised by municipal, autonomous regional and provincial governments for its employees. Further details of the Group’s post-employment benefit plans are disclosed in Note 37.

Notes to the Financial Statements (continued)

For the year ended 31 December 2009

36.	Related Party Transactions (continued)

(d)	Transactions with other state-controlled entities in the PRC

The Group is a state-controlled enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the State through government authorities, agencies, affiliations and other organisations (collectively referred to as “state-controlled entities”).

Apart from transactions with parent company and its affiliates, the Group has transactions with other state-controlled entities which include but not limited to the following:

—	sales and purchases of goods, properties and other assets

—	rendering and receiving services

—	lease of assets

—	depositing and borrowing money

—	use of public utilities

These transactions are conducted in the ordinary course of the Group’s business on terms comparable to the terms of transactions with other entities that are not state-controlled. The Group prices its telecommunications services and products based on government-regulated tariff rates, where applicable, or based on commercial negotiations. The Group has also established procurement policies and approval processes for purchases of products and services, which do not depend on whether the counterparties are state-controlled entities or not.

Having considered the transactions potentially affected by related party relationships, the entity’s pricing strategy, procurement policies and approval processes, and the information that would be necessary for an understanding of the potential effect of the related party relationships on the financial statements, the directors are of the opinion that the following related party transactions require disclosure of numeric details:

(i)	Transactions with other state-controlled telecommunications operators in the PRC

The Group’s telecommunications networks interconnect with the networks of other state-controlled telecommunications operators. The Group also leases telecommunications networks to these operators in the normal course of business. The interconnection and leased line charges are regulated by the MIIT. The extent of the Group’s interconnection and leased line transactions with other state-controlled telecommunications operators in the PRC is summarised as follows:

	2009 RMB millions	2008 RMB millions
Interconnection revenues	11,342	11,257
Interconnection charges	7,377	4,912
Leased line revenues	596	786

Notes to the Financial Statements (continued)

For the year ended 31 December 2009

36.	Related Party Transactions (continued)

(d)	Transactions with other state-controlled entities in the PRC (continued)

(i)	Transactions with other state-controlled telecommunications operators in the PRC (continued)

Amounts due from/to other state-controlled telecommunications operators in the PRC included in the following balances are summarised as follows:

	2009 RMB millions	2008 RMB millions
Accounts receivable	827	1,112
Prepayments and other current assets	240	4,523

Total amounts due from other state-controlled telecommunications operators in the PRC	1,067	5,635

Accounts payable	393	373
Accrued expenses and other payables	5,484	13,242

Total amounts due to other state-controlled telecommunications operators in the PRC	5,877	13,615

Amounts due from/to other state-controlled telecommunications operators in the PRC bear no interest, are unsecured and are repayable in accordance with normal commercial terms.

As at 31 December 2009 and 2008, there were no material allowance for impairment of doubtful debts in respect of amounts due from other state-controlled telecommunications operators in the PRC.

(ii)	Transactions with state-controlled banks

The Group deposits its cash balances primarily with several state-controlled banks in the PRC and obtains short- term and long-term loans from these banks in the ordinary course of business. The interest rates of these bank deposits and loans are regulated by the People’s Bank of China. The Group’s interest income earned from deposits with and interest expenses incurred on loans from state-controlled banks in the PRC are as follows:

	2009 RMB millions	2008 RMB millions
Interest income	281	428
Interest expense	827	1,550

Notes to the Financial Statements (continued)

For the year ended 31 December 2009

36.	Related Party Transactions (continued)

(d)	Transactions with other state-controlled entities in the PRC (continued)

(ii)	Transactions with state-controlled banks (continued)

The amounts of cash deposited with and loans from state-controlled banks in the PRC are summarised as follows:

	2009 RMB millions	2008 RMB millions
Cash at bank	26,867	21,674
Time deposits with original maturity within three months	7,569	5,950
Time deposits with original maturity over three months	442	397

Total deposits with state-controlled banks in the PRC	34,878	28,021

Short-term loans	11,138	9,693
Long-term loans	4,485	4,829

Total loans with state-controlled banks in the PRC	15,623	14,522

Further details of the interest rates and repayment terms of loans from state-controlled banks are set out in Note 16.

The directors believe the above information provides meaningful disclosure of related party transactions.

37.	Post-Employment Benefits Plans

As stipulated by the regulations of the PRC, the Group participates in various defined contribution retirement plans organised by municipall, autonomous regional and provincial governments for its employees. The Group is required to make contributions to the retirement plans at rates ranging from 18% to 20% of the salaries, bonuses and certain allowances of the employees. A member of the plan is entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above.

The Group’s contributions for the year ended 31 December 2009 were RMB2,933 million (2008: RMB2,647 million).

The amount payable for contributions to defined contribution retirement plans as at 31 December 2009 was RMB235 million (2008: RMB257 million).

38.	Stock Appreciation Rights

The Group implemented a stock appreciation rights plan for members of its management to provide incentives to these employees. Under this plan, stock appreciation rights are granted in units with each unit representing one H share. No shares will be issued under the stock appreciation rights plan. Upon exercise of the stock appreciation rights, a recipient will receive, subject to any applicable withholding tax, a cash payment in RMB, translated from the Hong Kong dollar amount equal to the product of the number of stock appreciation rights exercised and the difference between the exercise price and market price of the Company’s H shares at the date of exercise based on the applicable exchange rate between RMB and Hong Kong dollar at the date of the exercise. The Company recognises compensation expense of the stock appreciation rights over the applicable vesting period.

Notes to the Financial Statements (continued)

For the year ended 31 December 2009

38.	Stock Appreciation Rights (continued)

In March 2003, the Company’s compensation committee approved the granting of 276.5 million stock appreciation right units to eligible employees. Under the terms of this grant, all stock appreciation rights had a contractual life of six years from date of grant and an exercise price of HK$1.48 per unit. A recipient of stock appreciation rights may not exercise the rights in the first 18 months after the date of grant. As at each of the third, fourth, fifth and sixth anniversary of the date of grant, the total number of stock appreciation rights exercisable may not in aggregate exceed 25%, 50%, 75% and 100%, respectively, of the total stock appreciation rights granted to such person.

In April 2005, the Company’s compensation committee approved the granting of 560.0 million stock appreciation right units to eligible employees. Under the terms of this grant, all stock appreciation rights had a contractual life of six years from date of grant and an exercise price of HK$2.78 per unit. A recipient of stock appreciation rights may not exercise the rights in the first

24 months after the date of grant. As at each of the third, fourth, fifth and six anniversary of the date of grant, the total number of stock appreciation rights exercisable may not in aggregate exceed 25%, 50%, 75% and 100%, respectively, of the total stock appreciation rights granted to such person.

In January 2006, the Company’s compensation committee approved the granting of 837.3 million stock appreciation right units to eligible employees. Under the terms of this grant, all stock appreciation rights had a contractual life of six years from date of grant and an exercise price of HK$2.85 per unit. A recipient of stock appreciation rights may not exercise the rights in the first 24 months after the date of grant. As at each of the third, fourth, fifth and sixth anniversary of the date of grant, the total number of stock appreciation rights exercisable may not in aggregate exceed 25%, 50%, 75% and 100%, respectively, of the total stock appreciation rights granted to such person.

During the year ended 31 December 2009, 0.2 million (2008: 346 million) stock appreciation right units were exercised. For the year ended 31 December 2009, compensation expense of RMB56 million was recognised by the Group in respect of stock appreciation rights. For the year ended 31 December 2008, reversal of compensation expense of RMB148 million was recognised by the Group in respect of stock appreciation rights as a result of decline in share price of the Company.

As at 31 December 2009, the carrying amount of the relating liability arising from stock appreciation rights was RMB422 million (2008: RMB366 million). As at 31 December 2009, 555 million stock appreciation right units became vested but not yet exercised. The carrying amount of the corresponding liability was RMB276 million. As at 31 December 2008, all vested stock appreciation rights were exercised.

39.	Accounting Estimates and Judgements

The Group’s financial position and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the consolidated financial statements. Management bases the assumptions and estimates on historical experience and on other factors that the management believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an on-going basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of significant accounting policies, the judgements and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the consolidated financial statements. The significant accounting policies are set forth in Note 2. Management believes the following significant accounting policies involve the most significant judgements and estimates used in the preparation of the consolidated financial statements.

Revenue recognition for upfront connection and installation fees

The Group defers the recognition of upfront fees for activation of wireline services and wireline installation fees and amortises such fees over the expected customer relationship period of ten years. The related direct incremental customer acquisition costs (including direct costs of installation) are also deferred and amortised over the same expected customer relationship period. Management estimates the expected customer relationship period based on the historical customer retention experience with consideration of the expected level of future competition, the risk of technological or functional obsolescence of its services, technological innovation, and the expected changes in the regulatory and social environment. If management’s estimate of the expected customer relationship period changes as a result of increased competition, changes in telecommunications technology or other factors, the amount and timing of recognition of deferred revenue and deferred customer acquisition costs would change for future periods. There have been no changes to the estimated customer relationship period for the years presented.

Notes to the Financial Statements (continued)

For the year ended 31 December 2009

39.	Accounting Estimates and Judgements (continued)

Allowance for impairment of doubtful debts

Management estimates allowance for impairment of doubtful debts resulting from the inability of the customers to make the required payments. Management bases its estimates on the ageing of the accounts receivable balance, customer credit- worthiness, and historical write-off experience. If the financial condition of the customers were to deteriorate, actual write-offs might be higher than expected and could significantly affect the results of future periods.

Impairment of long-lived assets

If circumstances indicate that the carrying amount of a long-lived asset may not be recoverable, the asset may be considered “impaired”, and an impairment loss would be recognised in accordance with accounting policy for impairment of long-lived assets as described in Note 2(o). The carrying amounts of the Group’s long-lived assets, including property, plant and equipment, intangible assets and construction in progress are reviewed periodically to determine whether there is any indication of impairment. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. For goodwill, the impairment testing is performed annually at the end of each reporting period. The recoverable amount of an asset or cash-generating unit is the greater of its value in use and the net selling price. When an asset does not generate cash flows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit). In determining the value in use, expected future cash flows generated by the assets are discounted to their present value. An impairment loss is recognised if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. It is difficult to precisely estimate selling price of the Group’s long-lived assets because quoted market prices for such assets may not be readily available. In determining the value in use, expected future cash flows generated by the asset are discounted to their present value, which requires significant judgement relating to level of revenue, amount of operating costs and applicable discount rate. Management uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of revenue and amount of operating costs.

For the year ended 31 December 2009, provision for impairment losses of RMB753 million were made against the carrying value of property, plant and equipment (Note 4) (2008: RMB24,167 million). In determining the recoverable amount of these equipment, significant judgments were required in estimating future cash flows, level of revenue, amount of operating costs and applicable discount rate.

Changes in these estimates could have a significant impact on the carrying value of the assets and could result in additional impairment charge or reversal of impairment in future periods.

Depreciation and amortisation

Property, plant and equipment is depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account their estimated residual value. Management reviews the estimated useful lives and residual values of the assets annually in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives and residual values are based on the Group’s historical experience with similar assets and take into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

Amortisation of customer relationships is recognised on a straight-line basis over the expected customer relationship period of five years. Management reviews the expected customer relationship period annually in order to estimate the amount of amortisation expense to be recorded during any reporting period. The expected customer relationship period is based on the estimate period over which future economic benefits will be received by the Group and takes into account the level of future competition, the risk of technological or functional obsolescence of its services, and the expected changes in the regulatory and social environment. The amortisation expense for future periods is adjusted if there are significant changes from previous estimates.

Notes to the Financial Statements (continued)

For the year ended 31 December 2009

40.	Possible Impact of Amendments, New Standards and Interpretations Issued But Not Yet Effective for the Annual Accounting Period Ended 31 December 2009

Up to the date of issue of these financial statements, the IASB has issued the following amendments, new standards and interpretations which are not yet effective for the annual accounting period ended 31 December 2009:

Effective for accounting period beginning on or after
Improvements to IFRSs2008	1 July 2009
IFRS1 (revised), “First-time adoption of International Financial Reporting Standards”	1 July 2009
IFRS3 (revised), “Business combinations”	1 July 2009
Amendments to IAS27, “Consolidated and separate financial statements”	1 July 2009
Amendments to IAS39, “Financial instruments: Recognition and measurement — Eligible hedged items”	1 July 2009
IFRIC17, “Distributions of non-cash assets to owners”	1 July 2009
IFRIC18, “Transfer of assets from customers”	1 July 2009
Improvements to IFRSs2009	1 July 2009 or 1 January 2010
Amendments to IFRS1, “First time adoption of International Financial Reporting Standards — Additional exemptions for first-time adopters”	1 January 2010
Amendments to IFRS2, “Share-based payment — Group cash-settled share-based payment transactions”	1 January 2010
Amendment to IAS32, “Financial instruments: Presentation — Classification of rights issues”	1 February 2010
IFRIC19, “Extinguishing financial liabilities with equity instruments”	1 July 2010
IAS 24 (revised), “Related party disclosures”	1 January 2011
Amendments to IFRIC14, IAS 19, “The limit on a defined benefit asset, minimum funding requirements and their interaction — Prepayments of a minimum funding requirement”	1 January 2011
IFRS9, “Financial instruments”	1 January 2013

The Group has not early adopted the above amendments, new standards and new interpretations. Management is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far management believes that amendments to IFRS 1, amendments to IAS 39, amendment to IAS 32, IFRIC 19 and amendments to IFRIC 14 are not applicable to the Group’s operations and the remaining above amendments, new standards and new interpretations are unlikely to have a significant impact on the Group’s results of operations and financial position.

41.	Parent and Ultimate Holding Company

The parent and ultimate holding company of the Group as at 31 December 2009 is China Telecommunications Corporation, a state-owned enterprise established in the PRC. This entity does not produce financial statements available for public use.

Financial Summary

(Amounts in millions, except per share data)

	Year ended 31 December
	2009 RMB	2008 RMB (restated)	2007 RMB (restated)	2006 RMB (restated)	2005 RMB

Results of operation
Wireline voice	78,432	96,258	111,573	121,492	123,897
Mobile voice	20,027	3,955	—	—	—
Internet	51,567	40,727	31,802	24,308	18,347
Managed data and leased line	11,499	10,231	9,183	7,920	7,741
Upfront connection fees	1,151	2,022	3,294	4,971	6,781
Value-added services, integrated information application services and others	46,694	33,336	24,952	18,527	14,450

Operating revenues	209,370	186,529	180,804	177,218	171,216
Depreciation and amortisation	52,243	53,880	52,607	51,690	49,980
Network operations and support	42,903	36,096	29,856	29,487	29,553
Selling, general and administrative	40,507	27,501	24,130	22,442	20,241
Personnel expenses	32,857	28,946	27,419	26,390	25,232
Other operating expenses	17,449	10,794	9,051	8,209	7,068
Impairment loss on property, plant and equipment	753	24,167	—	—	—

Operating expenses	186,712	181,384	143,063	138,218	132,074

Operating profit	22,658	5,145	37,741	39,000	39,142
Deficit on revaluation of property, plant and equipment	—	—	(2,755)	—	—
Net finance costs	(4,375)	(5,076)	(4,288)	(4,472)	(4,872)
Investment income/(loss)	791	5	83	(25)	(7)
Share of profits of associates	101	112	215	61	62

Profit before taxation	19,175	186	30,996	34,564	34,325
Income tax	(4,549)	793	(6,704)	(6,919)	(6,222)

Profit for the year	14,626	979	24,292	27,645	28,103

Other comprehensive income/(loss) for the year
Change in fair value of available-for-sale securities	538	(92)	78	66	—
Deferred tax on change in fair value of available-for-sale equity securities	(120)	23	(14)	(22)	—
Exchange difference on translation of financial statements of subsidiaries outside mainland PRC	(2)	(83)	(103)	(309)	(187)
Effect of changes in tax rates	—	—	(1,577)	5	(5)
Surplus on revaluation of property, plant and equipment	—	—	4,809	—	—
Deferred tax on revaluation surplus	—	—	(1,136)	—	—

Other comprehensive (loss)/income for the year, net of tax	416	(152)	2,057	(260)	(192)

Total comprehensive income for the year	15,042	827	26,349	27,385	27,911

Profit attributable to
Equity holders of the Company	14,422	884	24,195	27,562	28,061
Minority interests	204	95	97	83	42

Profit for the year	14,626	979	24,292	27,645	28,103

Total comprehensive income attributable to
Equity holders of the Company	14,763	732	26,252	27,302	27,869
Minority interests	279	95	97	83	42

Total comprehensive income for the year	15,042	827	26,349	27,385	27,911

Basic earnings per share	0.18	0.01	0.30	0.34	0.35

Note:	As a result of the adoption of IFRIC 13 which is effective for accounting period beginning on or after 1 July 2008, operating revenues, selling, general and administrative expenses, as well as other operating expenses have been restated accordingly.

Financial Summary (continued)

(Amounts in millions, except per share data)

	Year ended 31 December
	2009 RMB	2008 RMB	2007 RMB	2006 RMB	2005 RMB
Financial condition
Property, plant and equipment, net	286,328	299,159	329,292	330,436	330,300
Construction in progress	11,567	13,615	13,626	19,563	24,923
Other non-current assets	67,689	72,064	26,303	28,187	28,774
Cash and bank deposits	35,246	28,263	21,649	23,492	19,898
Other current assets	25,690	27,236	22,461	22,179	21,949

Total assets	426,520	440,337	413,331	423,857	425,844

Current liabilities	143,481	176,790	140,245	159,451	159,437
Non-current liabilities	60,426	48,999	47,114	53,609	77,205

Total liabilities	203,907	225,789	187,359	213,060	236,642

Total equity attributable to equity holders of the Company	221,732	213,036	224,521	209,349	187,758
Minority interests	881	1,512	1,451	1,448	1,444

Total equity	222,613	214,548	225,972	210,797	189,202

Total liabilities and equity	426,520	440,337	413,331	423,857	425,844

Shareholder Information

Share Information

Share Listing

China Telecom Corporation Limited’s H shares were listed on The Stock Exchange of Hong Kong Limited on 15 November 2002 and New York Stock Exchange as American Depositary Shares (ADSs) on 14 November 2002. ADSs are issued by The Bank of New York Mellon. Each ADS traded in the United States represents 100 ordinary H shares.

Stock Code

The Stock Exchange of Hong Kong Limited	728
New York Stock Exchange	CHA

Share Price Performance

2009 share price	HK$ per H share			US$ per ADS
	High	Low	Close	High	Low	Close
	4.35	2.58	3.24	55.53	32.11	41.42

Share price change in 2009			+12%			+9%

Number of issued shares: (as at 31 December 2009)	80,932,368,321

Market capitalisation: (as at 31 December 2009)	HK$262.2 billion

Share price performance of China Telecom on The Stock Exchange of Hong Kong Limited versus Hang Seng Index (HSI) and MSCI World Telecom Service Sector Index (MSCI) from IPO on 15 November 2002 to 31 December 2009.

Shareholder Information (continued)

Distribution of shares and shareholdings

The share capital of the Company as at 31 December 2009 was RMB80,932,368,321, divided into 80,932,368,321 shares of RMB1.00 each. As at 31 December 2009, the share capital of the Company comprised:

	Number of shares	% of the total number of shares
Total number of Domestic shares:	67,054,958,321	82.85
Domestic shares held by:
China Telecommunications Corporation	57,377,053,317	70.89
Guangdong Rising Assets Management Co., Ltd.	5,614,082,653	6.94
Zhejiang Financial Development Company	2,137,473,626	2.64
Fujian State-owned Assets Investment Holdings Co., Ltd.	969,317,182	1.20
Jiangsu Guoxin Investment Group Co., Ltd.	957,031,543	1.18

Total number of H shares (including ADSs):	13,877,410,000	17.15

Total	80,932,368,321	100.00

Major shareholders of H shares

The following table shows the major shareholders that exercised or controlled the exercise of 5% or above of H shares as at 31 December 2009:

Name of shareholder	Number of shares	% of the total number of H shares in issue

Capital Research and Management Company	1,254,424,000	9.04

Blackrock, Inc.	1,198,985,251	8.64

RFS Holdings B.V.	907,191,530	6.54

JPMorgan Chase & Co.	845,413,761	6.09

UBS AG	707,680,334	5.10

Shareholder Information (continued)

Dividend History

Financial Year	Ex-Dividend Date	Shareholder Approval Date	Payment Date	Dividend per Share (HK$)
2002 Final	16 May 2003	20 June 2003	10 July 2003	0.00837	*
2003 Final	1 April 2004	3 May 2004	20 May 2004	0.065
2004 Final	21 April 2005	25 May 2005	23 June 2005	0.065
2005 Final	20 April 2006	23 May 2006	15 June 2006	0.075
2006 Final	26 April 2007	29 May 2007	15 June 2007	0.085
2007 Final	28 April 2008	30 May 2008	16 June 2008	0.085
2008 Final	23 April 2009	26 May 2009	30 June 2009	0.085
2009 Final	22 April 2010	25 May 2010	30 June 2010	0.085	**

*	On the basis of HK$0.065 per share, pro-rated based on the number of days the Company’s shares have been listed during the year of 2002.
**	The dividend proposal is subject to shareholders’ approval at the annual general meeting to be held on 25 May 2010.

Annual Reports

Our annual reports in both English and Chinese are now available through the Internet at http://www.chinatelecom-h.com.

The Company will file an annual report in Form 20-F for the year 2009 with the United States Securities and Exchange Commission by 30 June 2010.

2009 Annual Report Survey

Annual Report is a key communication channel between shareholders and the Company. Last year, we received over 200 questionnaires of “Your Views on 2008 Annual Report”. Each of these responses benefited us in enhancing and further improving our annual reports. We are deeply indebted to the respondents for their constructive responses. In accordance with our commitment, we have to donate HK$50 for each questionnaire received. In this regard, we have donated a sum of HK$20,000 to the charitable organisation, “UNICEF”. In addition, we have already implemented the suggestion of allowing shareholders to choose means of receipt and language of corporate communication to enhance environmental protection and cost savings.

We value and are eager to keep hearing your comments on our annual reports for our further improvement in the future. It is highly appreciated if you could spare your precious time to complete the questionnaire of “Your Views on 2009 Annual Report”, as attached in this annual report, and return it by post or fax to us at +852 2877 0988. You can also fill in the electronic form at our website, www.chinatelecom-h.com.

Shareholder Information (continued)

Annual General Meeting

To be held at 11 a.m. on 25 May 2010 in Conrad Hong Kong Hotel

Registered office		Any enquiries relating to your shareholding, for example transfers of shares, change of name or address, loss of share certificates, please contact the H share registrar:
Address:	31 Jinrong Street
Xicheng District
	Beijing	H share registrar
PRC 100033
Tel:	86 10 6642 8166	Computershare Hong Kong Investor Services Limited
Fax:	86 10 6601 0728	Address:	17M Floor
Hopewell Centre
Any enquiries relating to the strategic development or operations of China Telecom Corporation Limited, please contact the Investor Relations Department or Office of the			183 Queen’s Road East
Wanchai
Hong Kong
Board of Directors:		Tel:	852 2862 8555
		Fax:	852 2865 0990
Investor Relations		Email:	hkinfo@computershare.com.hk

Investor Relations Department		Any enquiries relating to ADSs, please contact the depositary:
Tel:	852 2877 9777
Fax:	852 2877 0988	ADS depositary
Email:	ir@chinatelecom-h.com
The Bank of New York Mellon
Office of the Board of Directors		Address:	Investor Services
Tel:	86 10 6642 8166		P.O. Box 11258
Fax:	86 10 6601 0728		Church Street Station
Email:	ir@chinatelecom.com.cn		New York, NY 10286-1258
		Tel:	1-888-269-2377 (toll free in USA)
1-212-815-3700 (international)
		Email:	shareowners@bankofny.com

Forward-Looking Statements

Certain statements contained in this document may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of China Telecom Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.